UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Annual securities report for the fiscal year ended March 31, 2015, filed on June 26, 2015 with the Japanese government pursuant to the Financial Instruments and Exchange Act of Japan. (English translation)

2.	Notice of resolutions adopted at the 108th ordinary general meeting of shareholders (English translation) issued by the registrant.

3.	Corporate governance publicly filed on June 26, 2015, by the registrant, with the Tokyo Stock Exchange. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations
Office, Disclosure Section,
Panasonic Corporation

Dated: July 2, 2015

Annual Securities Report

for the fiscal year ended March 31, 2015

(the 108th Business Term)

Panasonic Corporation

[Cover]

Filed Document:	Annual Securities Report (“Yukashoken Hokokusho”)

Applicable Law:	Article 24, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

Filed to:	Director, Kanto Local Finance Bureau

Filing Date:	June 26, 2015

Fiscal Year:	The 108th Business Term (from April 1, 2014 to March 31, 2015)

Company Name:	Panasonic Kabushiki Kaisha

Company Name in English:	Panasonic Corporation

Position and Name of Representative:	Kazuhiro Tsuga, President and Director

Address of Head Office:	1006, Oaza Kadoma, Kadoma-shi, Osaka, Japan

Phone Number:	06-6908-1121

Contact Person:	Seiichirou Igaki, General Manager, Financial and Accounting Department

Contact Address:	Panasonic Tokyo Shiodome building, 5-1, Higashi-shimbashi 1-chome, Minato-ku, Tokyo, Japan (Government and External Relations of Panasonic Corporation)

Phone Number:	03-3437-1121

Contact Person:	Kazuhiro Matsushita, General Manager, Planning and Administration Department

Place Where the Filed Document is Available for Public Inspection:

Government and External Relations of Panasonic Corporation

(Panasonic Tokyo Shiodome building, 5-1, Higashi-shimbashi 1-chome, Minato-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Certain References and Information

This is an English translation of the Annual Securities Report (“Yukashoken Hokokusho”) submitted to the Director of the Kanto Local Finance Bureau via Electronic Disclosure for Investors’ Network (“EDINET”) on June 26, 2015, pursuant to the Financial Instruments and Exchange Act of Japan.

In this document, “fiscal 2015” refers to the year ended March 31, 2015. All information contained in this document is as of March 31, 2015 or for fiscal 2015, unless otherwise indicated. “The Company” is used to indicate Panasonic Corporation and its subsidiaries, unless otherwise indicated. “4 Divisional Companies” or “Divisional Companies” are used to indicate the four companies established on April 1, 2013; Appliances Company, Eco Solutions Company, AVC Networks Company and Automotive & Industrial Systems Company.

Disclaimer Regarding Forward-Looking Statements

This report includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

Part	I Information on Panasonic Group

I	Overview of Panasonic Group

1.	Key Financial Data (Consolidated)

(Millions of yen, unless otherwise stated)
Fiscal year	104th business term	105th business term	106th business term	107th business term	108th business term
Year end	March 2011	March 2012	March 2013	March 2014	March 2015
Net sales	8,692,672	7,846,216	7,303,045	7,736,541	7,715,037
Income (loss) before income taxes	178,807	(812,844)	(398,386)	206,225	182,456
Net income (loss) attributable to Panasonic Corporation	74,017	(772,172)	(754,250)	120,442	179,485
Comprehensive income (loss) attributable to Panasonic Corporation	(97,166)	(881,189)	(647,324)	296,972	437,933
Total Panasonic Corporation shareholders’ equity	2,558,992	1,929,786	1,264,032	1,548,152	1,823,293
Total equity	2,946,335	1,977,566	1,304,273	1,586,438	1,992,552
Total assets	7,822,870	6,601,055	5,397,812	5,212,994	5,956,947
Panasonic Corporation shareholders’ equity per share (yen)	1,236.05	834.79	546.81	669.74	788.87
Net income (loss) attributable to Panasonic Corporation common shareholders per share, basic (yen)	35.75	(333.96)	(326.28)	52.10	77.65
Net income attributable to Panasonic Corporation common shareholders per share, diluted (yen)	—	—	—	—	77.64
Total Panasonic Corporation shareholders’ equity to total assets ratio (%)	32.7	29.2	23.4	29.7	30.6
Return on equity (%)	2.8	(34.4)	(47.2)	8.6	10.6
Price earnings ratio (times)	29.59	—	—	22.51	20.31
Net cash provided by operating activities	516,606	1,983	338,750	581,950	491,463
Net cash provided by (used in) investing activities	(250,356)	(341,876)	16,406	12,128	(138,008)
Net cash provided by (used in) financing activities	(354,627)	(53,094)	(491,058)	(532,315)	257,615
Cash and cash equivalents at end of year	974,826	574,411	496,283	592,467	1,280,408
Number of employees (persons)	366,937	330,767	293,742	271,789	254,084

(Notes)	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Panasonic Corporation shareholders’ equity per share (yen), Total Panasonic Corporation shareholders’ equity to total assets ratio and Return on equity are calculated based on Total Panasonic Corporation shareholders’ equity.

	2.	Net sales do not include consumption tax, etc.

3.	Diluted net income, attributable to Panasonic Corporation common shareholders per share from 104th business term to 107th business term, have been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

4.	Effective from the beginning of the 106th business term, investments in molding dies are included in “Capital investment”. Accordingly, the amounts of “Net cash provided by operating activities” and “Net cash provided by (used in) investing activities” before the 105th business term are changed.

2.	History

Month/Year	Events
March, 1918	Konosuke Matsushita founded Matsushita Denkikigu Seisakusho at Daikai-cho, Fukushima-ku, Osaka and started to manufacture wiring instrument.

March, 1923	Bullet-shaped bicycle lamp developed and marketed.

April, 1927	Established “National” brand.

May, 1933	Relocated new head office and factory in Kadoma. Instituted divisional system.

August, 1935	Established Matsushita Electric Trading Co., Ltd.

December, 1935	Incorporated as Matsushita Electric Industrial Co., Ltd. on December 15, 1935 (10 million yen in capital).

May, 1949	Listed on Tokyo Stock Exchange and Osaka Securities Exchange.

September, 1951	Listed on Nagoya Stock Exchange.

January, 1952	Formed a capital alliance with Nakagawa Kikai Kabushiki Kaisha (subsequently renamed Matsushita Refrigeration Company).

December, 1952	Established Matsushita Electronics Corporation through a technology alliance with Philips in Netherlands, and transferred four lamp manufacturing factories to this establishment.

May, 1953	Established the Central Research Laboratory.

February, 1954	Formed a capital alliance with Victor Company of Japan Ltd. (JVC).

December, 1955	Established Kyushu Matsushita Electric Co., Ltd. (subsequently renamed Panasonic Communications Co., Ltd.).

May, 1956	Established Osaka Denki Seiki Kabushiki Kaisha (subsequently renamed Matsushita Seiko Co., Ltd.).

January, 1958	Established Matsushita Communication Industrial Co., Ltd. (subsequently renamed Panasonic Mobile Communications Co., Ltd.), and transferred communication equipment manufacturing section to this establishment.

September, 1959	Established Matsushita Electric Corporation of America (currently Panasonic Corporation of North America). (Since then, established manufacturing and sales sites at various locations in the world.)

January, 1961	Masaharu Matsushita became President of the Company.

August, 1962	Formed a capital alliance with Toho Denki Kabushiki Kaisha (subsequently renamed Matsushita Graphic Communication Systems, Inc.).

November, 1969	Established Matsushita Kotobuki Electronics Industries, Ltd. (currently Panasonic Healthcare Co., Ltd.).

December, 1971	Listed on New York Stock Exchange.

December, 1975	Issued U.S. dollar-denominated convertible bonds (100 million U.S. dollars at face value).

January, 1976	Established Matsushita Electronic Components Co., Ltd. (subsequently renamed Panasonic Electronic Devices Co., Ltd.), and transferred electronic device manufacturing section to this establishment.

January, 1977

Established Matsushita Household Equipment Co., Ltd., and transferred household equipment manufacturing section to this establishment.

Established Matsushita Industrial Equipment Co., Ltd. (subsequently renamed Matsushita Industrial Information Equipment Co., Ltd.), and transferred industrial equipment manufacturing section to this establishment.

February, 1977	Toshihiko Yamashita became President of the Company.

January, 1979	Established Matsushita Battery Industrial Co., Ltd., and transferred battery manufacturing section to this establishment.

July, 1985	Established a finance subsidiary in U.S. (In May, 1986, established two finance subsidiaries in Europe.)

October, 1985	Established Semiconductor Fundamental Research Laboratory.

Month/Year	Events
February, 1986	Akio Tanii became President of the Company.

March, 1987	Changed the fiscal year end from November 20 to March 31.

April, 1988	Absorbed Matsushita Electric Trading Co., Ltd.

April, 1989	The Company’s founder Konosuke Matsushita passed away.

December, 1990	Acquired MCA INC. (MCA), a leading entertainment company (subsequently renamed Universal Studios).

February, 1993	Yoichi Morishita became President of the Company.

May, 1993	Dissolved partnership with Philips regarding Matsushita Electronics Corporation and purchased all shares of Matsushita Electronics Corporation which Philips held.

April, 1995	Absorbed Matsushita Household Equipment Co., Ltd.

June, 1995	Sold 80% equity interest in MCA shares, which a subsidiary of the Company in U.S. held, to Seagram Company Ltd. (subsequently renamed Vivendi Universal S.A.).

February, 1999	Cancelled 50 million shares of treasury stock by 98.8 billion yen of retained earnings decided by resolution of 91st Ordinary General Meeting of Shareholders.

April, 2000	Made Matsushita Refrigeration Company into a wholly-owned subsidiary through share-exchange.

June, 2000	Kunio Nakamura became President of the Company.

April, 2001	Absorbed Matsushita Electronics Corporation.

April, 2002	Established a joint venture liquid crystal display panel manufacturing company, Toshiba Matsushita Display Technology Co., Ltd. with Toshiba Corporation.

October, 2002

Made Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd. (currently Panasonic Ecology Systems Co., Ltd.),

Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. into wholly-owned subsidiaries through share-exchanges.

January, 2003	Instituted business domain system through business restructuring. Kyushu Matsushita Electric Co., Ltd. was merged with Matsushita Graphic Communication Systems, Inc.

April, 2003

Established a joint venture cathode ray tubes manufacturing company, Matsushita Toshiba Picture Display Co., Ltd. (currently MT Picture Display Co., Ltd.) with Toshiba Corporation.

Made Matsushita Electronic Components Co., Ltd. and Matsushita Battery Industrial Co., Ltd. into wholly-owned subsidiaries through share-exchanges.

Created a unified global brand, “Panasonic.”

April, 2004	Made Matsushita Electric Works, Ltd. (subsequently renamed Panasonic Electric Works Co., Ltd. (PEW)), PanaHome Corporation and their subsidiaries into consolidated subsidiaries of the Company through additional purchase of shares of Matsushita Electric Works, Ltd.

April, 2005	Absorbed Matsushita Industrial Information Equipment Co., Ltd.

February, 2006	Sold the remaining shares of affiliated company of Universal Studios (formerly MCA), which a subsidiary of the Company in U.S. held, to Vivendi Universal.

June, 2006	Fumio Ohtsubo became President of the Company.

March, 2007	Made Matsushita Toshiba Picture Display Co., Ltd. into a wholly-owned subsidiary.

August, 2007	Excluded JVC and its subsidiaries from consolidated subsidiaries of the Company due to JVC’s issuance of new shares and third party allotments. As a result, JVC became an associated company accounted for under the equity method. (Subsequently, in January, 2011, JVC was excluded from an associated company accounted for under the equity method)

April, 2008	Absorbed Matsushita Refrigeration Company.

Month/Year	Events
October, 2008	The Company changed its name from Matsushita Electric Industrial Co., Ltd. to Panasonic Corporation. Absorbed Matsushita Battery Industrial Co., Ltd.

April, 2009	Sold all the shares of Toshiba Matsushita Display Technology Co., Ltd., which the Company held, to Toshiba Corporation.

December, 2009	Acquired majority of the voting rights in SANYO Electric Co., Ltd. (SANYO) and made SANYO and its subsidiaries into consolidated subsidiaries of the Company.

January, 2010	Transferred the business of System Solutions Company, the Company’s internal division company, to Panasonic Communications Co., Ltd., which was at the same time renamed Panasonic System Networks Co., Ltd.

April, 2011	Made PEW and SANYO into wholly-owned subsidiaries through share-exchanges.

January, 2012	Absorbed PEW. Reorganized domain system to 9 domains and 1 marketing section through business restructuring.

April, 2012	Absorbed companies including Panasonic Electronic Devices Co., Ltd.

June, 2012	Kazuhiro Tsuga became President of the Company.

October, 2012	Established the Corporate Strategy Head Office.

March, 2013	Panasonic System Solutions Japan Co., Ltd. absorbed companies including Panasonic System Networks Co., Ltd., and was at the same time renamed Panasonic System Networks Co., Ltd.

April, 2013

Transformed to new basic group formation through business division system from business domain system.

Absorbed Panasonic Mobile Communications Co., Ltd. subsequent to carrying out the incorporation-type company split of mobile phone terminal business and transferring mobile phone base station business to Panasonic System Networks Co., Ltd. in the company split.

Delisted from New York Stock Exchange.

March, 2014	Transferred all the shares and other related assets of Panasonic Healthcare Co., Ltd. to PHC Holdings Co., Ltd. and subscribed 20% of shares of PHC Holdings Co., Ltd.

June, 2014	Transferred semiconductor business to Panasonic Semiconductor Solutions Co., Ltd. in the company split.

3.	Description of Business

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 468 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company supplies a full spectrum of electric/electronic equipment and related products, which is categorized in the following five segments: Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, and Other.

The Company’s consolidated financial statements have been prepared in conformity with U.S. GAAP, and the scope of affiliates are also disclosed based on the definition of those accounting principles. The same applies to “II. Business Overview” and “III. Property, Plants and Equipment.”

(Panasonic Group)

As of March 31, 2015

*	As of April 1, 2014, home entertainment products such as flat panel TVs were transferred to Appliances from AVC Networks.

**	As of July 1, 2014, LCD panels were transferred to Automotive & Industrial Systems from AVC Networks and bicycles were transferred to Appliances from Automotive & Industrial Systems.

4.	Information on Affiliates

(1)	Principal Consolidated Subsidiaries

(As of March 31, 2015)
Name	Location in Japan	Common stock (millions of yen)	Principal businesses	% of voting rights interests	Relationship			Remark
					Interlocking directorate	Advances to	Business transaction

PanaHome Corporation	Toyonaka-shi, Osaka	28,375	Other	54.5			Sale of Panasonic products and purchase of materials	*1 *2

Panasonic Factory Solutions Co., Ltd.	Kadoma-shi, Osaka	15,000	Automotive & Industrial Systems	100.0			Manufacture of Panasonic products

Panasonic Ecology Systems Co., Ltd.	Kasugai-shi, Aichi	12,092	Eco Solutions	100.0			Manufacture of Panasonic products

Panasonic Consumer Marketing Co., Ltd.	Chuo-ku, Osaka-shi	1,000	Appliances, AVC Networks	100.0			Sale of Panasonic products	*1

Panasonic Liquid Crystal Display Co., Ltd.	Himeji-shi, Hyogo	500	Automotive & Industrial Systems	95.0		Yes	Manufacture of Panasonic products	*3

SANYO Electric Co., Ltd.	Daito-shi, Osaka	400	Appliances, Eco Solutions, Automotive & Industrial Systems, Other, Corporate	100.0		Yes	Manufacture and sale of Panasonic products and supply of materials and merchandise	*3

Panasonic Semiconductor Solutions Co., Ltd.	Nagaokakyo-shi, Kyoto	400	Automotive & Industrial Systems	100.0	Yes	Yes	Manufacture of Panasonic products	*4

Panasonic System Networks Co., Ltd.	Hakata-ku, Fukuoka-shi	350	AVC Networks	100.0			Manufacture and sale of Panasonic products and provision of IT services

Name	Location	Common stock (millions)	Principal businesses	% of voting rights interests	Relationship			Remark
					Interlocking directorate	Advances to	Business transaction

Panasonic Corporation of North America	New Jersey, U.S.A.	US$ 537	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, Other, Corporate	100.0			Manufacture and sale of Panasonic products and management service to Panasonic affiliates	*1

Panasonic Avionics Corporation	California, U.S.A.	US$22	AVC Networks	100.0 (100.0)	Yes		Manufacture and sale of Panasonic products in the U.S.A

Panasonic do Brasil Limitada	Amazonas, Brazil	R$ 712	Appliances, AVC Networks, Automotive & Industrial Systems	100.0			Manufacture and sale of Panasonic products in Brazil	*1

Panasonic Europe Ltd.	Berkshire, U.K.	Stg£ 200	Corporate	100.0			Management service to Panasonic affiliates	*1

Panasonic AVC Networks Czech s.r.o.	Plzen, Czech Republic	KC 2,414	AVC Networks	100.0 (100.0)			Manufacture and sales of Panasonic products in Europe

Panasonic India Pvt. Ltd.	Chennai, India	INR 16,988	Appliances, AVC Networks, Automotive & Industrial Systems	100.0 (100.0)			Manufacture and sale of Panasonic products in India	*1

Panasonic Asia Pacific Pte. Ltd.	Singapore	US$ 1,478	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, Corporate	100.0 (100.0)			Manufacture and sale of Panasonic products and management service to Panasonic affiliates	*1

Panasonic Taiwan Co., Ltd.	New Taipei, Taiwan	NT$ 3,422	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems	69.8			Manufacture and sale of Panasonic products in Taiwan

Panasonic Corporation of China	Beijing, China	RMB 8,127	Eco Solutions, AVC Networks, Automotive & Industrial Systems, Other, Corporate	100.0			Sale of Panasonic products and management service to Panasonic affiliates	*1

Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd.	Guangzhou, China	RMB 282	Appliances	67.8 (28.2)			Manufacture of Panasonic products in China

Panasonic Automotive Systems Dalian Co., Ltd.	Dalian, China	RMB 94	Automotive & Industrial Systems	60.0 (25.0)			Manufacture of Panasonic products in China

(2)	Principal Associated Company under the Equity Method

(As of March 31, 2015)
Name	Location	Common stock (millions of yen)	Principal businesses	% of voting rights interests	Relationship			Remark
					Interlocking directorate	Advances to	Business transaction

Panasonic Healthcare Holdings Co., Ltd.	Minato-ku, Tokyo	30,670	Manufacture and Sales of Healthcare products	20.0	Yes		Manufacture and Sales of Panasonic products through subsidiaries

Socionext Inc.	Kohoku-ku, Yokohama-shi	30,200	Design, Development, and Sales of System LSI	20.0	Yes		Design, Development, and Sales of Panasonic products	*5

Sumitomo Mitsui Trust Panasonic Finance Co., Ltd.	Minato-ku, Tokyo	25,584	Total financial services	15.1			Lease and credit sale of Panasonic products	*6

(Notes)	1.	A number in the parenthesis notation in the “% of voting rights interests” column shows the % of indirect voting interests, which is a part of the total voting interest.

	2.	The name of the segment in which the companies are classified is shown in the “Principal businesses” column of the principal consolidated subsidiaries. In the case of companies which do not belong to any segments, the name of the segment which handles the some products are displayed, and “Corporate” is displayed, otherwise.

	3.	Regarding the interlocking directorate other than what is displayed above, the Company’s employees concurrently hold position of directors or officers in the most of the consolidated subsidiaries or associated companies accounted for under the equity method.

4.

*1:  Companies that correspond to the specified subsidiaries or “Tokutei Kogaisha,” total amount of sales or purchase of which exceeds the 10% of the amount of sales or purchase the parent company in the period that correspond to the recent fiscal year of the parent company, as defined in the Financial Instruments and Exchange Act of Japan.

	5.	*2: Companies that submit Annual Securities Report.

	6.	*3: Significant companies with insolvency. The amount of liabilities in excess of assets as of March 31, 2015 are shown below.

		Panasonic Liquid Crystal Display Co., Ltd.	502,105 million yen

		SANYO Electric Co., Ltd.	341,613 million yen

7.

*4:  On June 1, 2014, Panasonic transferred its business relating to the development, manufacture, and sale of semiconductors to Panasonic Semiconductor Solutions Co., Ltd. in an absorption-type company split.

8.

*5:  On March 1, 2015, Panasonic transferred its business relating to the system LSI to Socionext Inc., a new company established by Fujitsu Limited. Panasonic acquired 20.0% of the voting rights in Socionext Inc., making it an associated company under the equity method.

9.

*6:  Although % of voting rights interests being 15.1, the company is treated as an associated company accounted for under the equity method in accordance with the provisions of Accounting Standards Codification (ASC) 323, “Investments-equity method and joint ventures” because the Company holds significant influence over operating and financial policies.

	10.	There is no subsidiary sales amount of which, excluding the internal transaction, exceeds the 10 % of the Company’s consolidated sales.

5.	Employees

(1)	Consolidated basis

As of March 31, 2015
Segment	Number of employees
Appliances	44,982
Eco Solutions	48,176
AVC Networks	38,620
Automotive & Industrial Systems	90,261
Other	29,796
Corporate	2,249

Total	254,084

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees decreased by 17,705, compared with the end of last fiscal year.

(2)	Parent-alone basis

As of March 31, 2015
Number of employees	Average age	Average tenure (years)	Average annual salary (yen)
51,308	45.3	23.3	7,564,438

Segment	Number of employees
Appliances	9,951
Eco Solutions	11,311
AVC Networks	9,754
Automotive & Industrial Systems	17,841
Other	202
Corporate	2,249

Total	51,308

(Notes)	1.	The number of employees refers solely to full-time employees of the parent company.

	2.	Average annual salary includes bonuses and extra wages.

	3.	The number of employees decreased by 6,453 compared with a year ago, due mainly to the absorption-type company split which the Company conducted with Panasonic Semiconductor Solutions Co., Ltd.

(3)	Relationship with labor union

The total number of union members of the federation of Panasonic group labor union is 94,383 as of March 31, 2015, and most of the labor unions belong to the Japanese Electrical Electronic & Information Union except some labor unions.

The followings are main labor unions which belong to federation of Panasonic group labor union.

Panasonic Appliances labor union (Belongs to the Japanese Electrical Electronic & Information Union)

Panasonic Eco Solutions labor union (Belongs to the Japanese Electrical Electronic & Information Union)

Panasonic AVC Networks labor union (Belongs to the Japanese Electrical Electronic & Information Union)

Panasonic Industrial Devices labor union (Belongs to the Japanese Electrical Electronic & Information Union)

SANYO Electric labor union (Belongs to the Japanese Electrical Electronic & Information Union)

The relationship between management and labor unions is quite stable and smooth.

II	Business Overview

1.	Summary of Business Results

(1)	Consolidated Results

For the business and segment results for the year ended March 31, 2015, please refer to “7. Analyses of Consolidated Financial Position, Operating Results and Cash Flows.”

(2)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities for the year ended March 31, 2015 amounted to 491.5 billion yen, a decrease of 90.5 billion yen from a year ago due primarily to a decrease in working capital relating to inventory in a year ago.

Cash flows from investing activities

Net cash used in investing activities amounted to 138.0 billion yen, compared with the inflow of 12.1 billion yen a year ago, due primarily to an increase in capital expenditures, and a gain from business transfer of healthcare business a year ago.

Cash flows from financing activities

Net cash provided by financing activities amounted to 257.6 billion yen, compared with the outflow of 532.3 billion yen a year ago, due mainly to issuing 400.0 billion unsecured straight bonds and a decrease of repayment of interest-bearing debt.

Taking into consideration the exchange rate fluctuations, cash and cash equivalents totaled 1,280.4 billion yen as of March 31, 2015, an increase of 687.9 billion yen compared with a year ago.

2.	Production, Orders Received and Sales

The Company’s production and sale of items is extensive and diverse. Even products are categorized in the same type, their capacity, structure and format are not necessarily uniform. Due to the nature of the products, the Company in principle adopts a production system that is mainly based on projected production. Since the Company is engaged in production activities in a way that the product inventories are kept at a certain level, production trend is generally similar to the sales trend.

3.	Challenges of Panasonic Group

(1)	Challenges of Panasonic Group

In fiscal 2016, the global economy is expected to moderately grow, with a strong U.S. economy as well as expectations for a gradual recovery in Japanese consumption, despite some uncertainties such as volatile resource prices, geopolitical risks, a direction of the U.S. monetary policy and possible slowdown in China.

Fiscal 2016 is the year to make a major change towards generating profit from sales growth and Panasonic will therefore accelerate its initiatives to achieve sustainable growth. The Company expanded profitability by business restructuring benefits and fixed cost reduction for the past two years, and will change its structure that sales will drive earnings growth. Panasonic will focus on improving net sales and profitability primarily in six Business Divisions which largely contribute to company-wide sales and profit increase: Air-Conditioner, Lighting, Housing Systems, Automotive Infotainment Systems, Rechargeable Battery and PanaHome.

Towards its sustainable growth, Panasonic has set its sales targets for fiscal 2016, 2017 and 2018 to indicate its path to achieve sales target of 10 trillion yen in fiscal 2019.

1)	Consumer electronics business

Panasonic established Panasonic Appliances Asia Pacific and Panasonic Appliances Company of China in April 2015 where they concentrate development, manufacturing and sales functions to launch products and services in strategic regions in a timely manner to meet their needs and expand the business. Management responsibility in these companies has been largely ceded from Japan and they have their own management control to establish their prestigious products.

2)	Housing business

Panasonic will take advantage of its strength having consumer electronics, equipment and housing businesses to provide ‘new lifestyle value’ to customers. In its domestic home equipment and services business, the Company will expand its product-sales business and further accelerate development of ‘Age-free’ (elderly care) business. In the domestic housing business mainly with PanaHome Corporation, Panasonic will strive to become No. 1 in the house remodeling business industry. Meanwhile, the Company will fully develop its housing business in Taiwan and the ASEAN region.

3)	Automotive business

Promoting aggressively its business activity in fiscal 2015, Panasonic has confirmed already receiving 70% of orders towards 2.0 trillion yen sales target in fiscal 2019. In fiscal 2016, the Company will further promote its activity to receive more orders by developing and launching new products and expanding sales channels in the business areas of ‘comfort,’ ‘safety’ and ‘environment.’ Panasonic will aim to achieve 2.1 trillion yen sales in fiscal 2019, including non-continuous measures.

4)	BtoB solutions business

Panasonic will focus on business for factories and food distribution following its airline industry business. The Company will also take advantage of its various technologies and knowledge with a range of collaborative partners to expand business related to the 2020 Tokyo Olympics and Paralympics.

5)	Devices business

Panasonic will create business with core devices related to its competitive consumer electronics, housing, automotive and BtoB solutions businesses, and expand its business along with changes in the markets to contribute company-wide profitability.

Panasonic will concentrate its business resources into six key areas where substantial growth is expected out of 15 areas in its ‘5 x 3 matrix’ which shows breakdown of 10 trillion yen sales target in fiscal 2019 into 5 businesses times 3 regions: ‘consumer electronics x strategic regions,’ ‘housing x Japan,’ ‘automotive x Japan,’ ‘automotive x Europe/Americas,’ ‘BtoB solutions x Japan’ and ‘BtoB solutions x Europe/Americas.’

A president of AVC Networks Company, the divisional company mainly in charge of BtoB solutions business, will work based in the U.S. from fiscal 2016 and beyond to further promote ‘BtoB solutions x Europe/Americas.’ Having the president of AVC Networks Company in the U.S., the largest market in the world where many corporations globally expand their business, the Company will expand the business in a timely manner being away from Japan.

Panasonic plans to strategically spend approximately 1 trillion yen towards its 10 trillion yen sales target adding to its ordinary capital expenditure. This additional strategic capital expenditure includes M&A investment for non-continuous growth and part of R&D and advertising investments. The Company plans to spend around 200.0 billion yen for strategic investment in fiscal 2016.

Panasonic will promote its business activity to achieve 10 trillion sales target surely progressing each year towards fiscal 2019.

(2)	Policy on Control of Panasonic Corporation

1)	Basic Policy

Since the Company’s foundation, Panasonic has operated its businesses under its management philosophy, which sets forth that Panasonic’s mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. While offering and pursuing a “better life” for an even wider range of customers, Panasonic will also work to sustainably grow its corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decision in the event that a large-scale purchase of the Company’s shares is offered, regarding whether or not the offer should be accepted. However, in such cases, there is a possibility that shareholders might not be provided with sufficient information required to make appropriate decisions, and a concern that corporate value and shareholder interest might be significantly damaged. In this event, the Company considers it necessary to be able to take appropriate countermeasures in order to protect the interests of the shareholders as a group.

2)	Measures to Realize Basic Policy

a)	Specific measures to realize basic policy

Having its DNA of consumer electronics tailored to customer lifestyles, Panasonic aims to contribute to better livings of customers by collaborating with a variety of partners. Specifically, to achieve net sales of 10 trillion yen in fiscal 2019, we are focusing on the 5 business areas: consumer electronics, housing, automotive, BtoB solutions and devices.

Today, we are drawing growth strategies and carrying out specific initiatives by clarifying business fields on which we focus our managerial resources, based on the “5x3 matrix” combining the 5 business areas mentioned above with the 3 global regions of Japan, the Americas/Europe (including Latin Americas), and the Strategic Regions (including China, Asia, the Middle East and Africa).

And in key business areas with huge growth potential, Panasonic intends to make 1 trillion yen-scale strategic investments toward fiscal 2019 and we will accelerate our efforts to achieve 10 trillion yen in sales.

b)	Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares (the “Large-scale Purchase Rule”) called the Enhancement of Shareholder Value Plan (the “ESV Plan”). The ESV Plan has been approved at Board of Directors’ meetings annually. On April 28, 2014, the Board of Directors resolved to continue the ESV plan. At the April 2015 meeting of the Board of Directors, the ESV Plan was approved again.

With respect to a Large-scale Purchaser (a “Large-scale Purchaser”) who intends to acquire 20% or more of all voting rights of the Company (the “Large-scale Purchase”), this policy requires that (i) the Large-scale Purchaser provide sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before the Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty (60)-day period or a ninety (90)-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase from the perspective of the interests of shareholders as a whole after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the Large-scale Purchase Rule, the Company’s Board of Directors may take countermeasures against the Large-scale Purchase to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase Rule, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and Corporate Auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one (1) stock acquisition right for every share held by shareholders on a specified record date. One (1) share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, such as the conditions that shareholders who belong to a specific group of shareholders including a Large-scale Purchaser may not exercise stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, as well as the conditions that allow the Company to acquire share options by swapping the Company stock with a party other than the Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rule. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one (1) year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the ESV Plan, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV plan]” issued on April 28, 2015 at the Company’s Web site: http://news.panasonic.com/press/news/data/2015/04/en150428-5/en150428-5-1.pdf

3)	Evaluation of Measures by the Board of Directors and Rationale for Evaluation

The Company’s mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting the interest of shareholders as a whole, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures are intended to protect the interests of all the Company’s shareholders in accordance with (1) Basic policy and their purpose is not to maintain the positions of the Company’s Directors and Audit & Supervisory Board Members.

(Reference) Outline of issuance of stock acquisition rights (In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One (1) stock acquisition right shall be granted to a shareholder, per one (1) share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition rights, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares to be acquired upon exercise of one (1) stock acquisition right shall be one (1) share.

3.	Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to five (5) billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of five (5) billion stock acquisition rights to be issued in total.

4.	Payment amount of each stock acquisition right in the case of item 1, (i) above:

No payment is required.

5.	Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one (1) Japanese yen or more to be determined by the Board of Directors.

6.	Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7.	Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of the Company by the person or the company does not conflict with the benefit of all shareholders of the Company) from exercising stock acquisition rights. The details shall be otherwise determined by the Board of Directors.

8.	Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the Company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one (1) share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

4.	Risk Factors

Annually, Panasonic conducts a risk assessment by which it surveys to identify potential risks which may affect its business activities, evaluates such risks based on its common global standards mainly focusing on the impact to the management of Panasonic and the probability of the materialization of the risks, and prioritizes the risks against which measures should be taken. For the risks identified as material in these processes, each level of Panasonic Group, such as the Corporate, Divisional Companies and Business Divisions, forms and takes countermeasures that correspond to the characteristics of the risks, monitors the progress of such countermeasures, and seeks continuous improvements.

The following are the potential risks which may affect its business activities and may have a material impact on the investors’ decision, but is not comprehensive to include all the risks related to Panasonic. Other than described herein, there are unforeseeable risks. These risks may substantially and adversely affect Panasonic’s business, operating results and financial condition.

This section includes forward-looking statements and future expectations as of June 26, 2015, the filing date of this annual securities report.

(1)	Risks Related to Economic Conditions

Changing economic conditions

Demand for Panasonic’s products and services may be affected by general economic trends in the countries or regions in which Panasonic’s products and services are sold. Economic downturns and resulting declines in demand in Panasonic’s major markets worldwide may thus adversely affect the Company’s business, operating results and financial condition. For fiscal 2016, ending March 31, 2016, the Company anticipates that the overall global economy will grow moderately due to a continuing strong economy in the U.S., as well as the gradual recovery of consumption in Japan. On the other hand, there are uncertainties such as a change in the price of natural resources, geopolitical risks, the U.S. financial policy trends and fears that the Chinese economy may be decelerating. If additional business restructuring is necessary to cope with such situation, Panasonic may incur increased costs. If the global economy worsens contrary to expectations, the business environment of Panasonic may deteriorate more than currently anticipated, which may adversely affect the Company’s business, operating results and financial condition.

Currency exchange rate fluctuations

Foreign exchange rate fluctuations may adversely affect Panasonic’s business, operating results and financial condition, because costs and prices of its products and services and certain other transactions that are denominated in a foreign currency are affected by foreign exchange rate changes. In addition, foreign exchange rate changes also affect the yen value of Panasonic’s overseas assets and liabilities because they are translated in Japanese yen when Panasonic’s consolidated financial statements are presented. Generally, an appreciation of the yen against other major currencies (excluding certain currencies such as the RMB) in countries in which Panasonic operates may adversely affect Panasonic’s operating results. Meanwhile, a depreciation of the yen against the aforementioned major currencies may have a favorable impact on Panasonic’s operating results. However, in certain business divisions which have shifted the manufacturing sites to overseas, the depreciation of the yen against certain currencies such as the RMB may adversely affect their operating results on a Japanese yen basis due to the price increase of imported products. During the previous fiscal year, for fiscal 2015, the depreciation of the yen against the USD continued due to factors such as the difference in financial policy between Japan and the U.S, but the yen started to rise against the Euro toward the end of the fiscal year due to factors such as anxieties regarding Greece and the monetary easing policy implemented by European Central Bank. However, the impact of the foreign currency movements to the consolidated Panasonic’s operating results has been decreasing partially due to the aforementioned measures, such as shifting manufacturing sites to overseas. However, excessive foreign exchange rate fluctuations may adversely affect the Company’s business, operating results and financial condition.

Interest rate fluctuations

Panasonic is exposed to interest rate fluctuation risks which may affect the Company’s operating costs, interest expenses, interest income and the value of financial assets and liabilities. Accordingly, interest rate fluctuations may adversely affect the Company’s business, operating results and financial condition.

Changing fundraising environment

Panasonic raises funds for its business through methods such as borrowing from financial institutions and issuance of bonds and commercial papers. Where, among other events, financial market becomes unstable or deteriorates, financial institutions reduce lending to Panasonic, or rating agencies downgrade Panasonic’s credit ratings, Panasonic may not be able to raise funds in the time and amount necessary for Panasonic, or under conditions which Panasonic deems appropriate, and Panasonic may incur additional costs of raising funds, which may adversely affect the Company’s business, operating results and financial condition.

Decreases in the value of stocks

Panasonic holds both Japanese and overseas stocks as part of its investment securities. Decreases in the value of the stocks may cause losses due to a decrease the valuation of investment securities, thereby adversely affecting Panasonic’s operating results and financial condition. In the case of listed stocks, decreases in the value of the stocks may also reduce stockholders’ equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

(2)	Risks Related to Panasonic’ s Business

Competition in the industry

Panasonic develops, produces and sells a broad range of products and services and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Panasonic is strengthening an investment in strategically important business, but may not be able to make investments in a specific business to the same degree as its competitors do, or it may not be able to do so in a timely manner or even at all. These competitors may have greater financial strength, technological capability, and marketing resources than Panasonic in the respective businesses in which they compete.

Declines in product price

Panasonic’s business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Although Panasonic makes efforts for cost reduction and developing high value products, such downward price pressure exceeding the Company’s effort may seriously affect Panasonic’s ability to maintain or secure profits, especially in times of possible decreases in product demand. In BtoC (business-to-consumer) business areas, amid accelerating changes in the structure of markets, such as a demand shift to emerging markets and lower-priced products, Panasonic’s product prices in digital electronics and other business areas may continue to decline. On the other hand, in BtoB (business-to-business) business areas, the Company’s business, operating results and financial condition may be adversely affected by the downward price pressure exceeding the Company’s effort, decrease in demand for products, or pressure for capital investment from business partners which the Company highly depends on.

Risks generally associated with international business operations

One of Panasonic’s business strategies is business expansion in overseas markets. In many of these markets, Panasonic may face risks generally associated with international manufacturing and other business operations, such as political instability, including war, civil war, conflict, riot and terrorist attacks, cultural and religious differences and labor relations, as well as economic uncertainty and foreign currency exchange risks. Panasonic may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Panasonic may also experience various political, legal or other restrictions in investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or the rate of taxation in countries where Panasonic operates businesses. With respect to products exported overseas, tariffs, other barriers or shipping costs may make Panasonic’s products less competitive in terms of price. Expanding its overseas businesses may require significant investments long before Panasonic realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Competition in technological changes and product formats as de facto standards

Panasonic may fail to develop or provide new products or services in a timely manner. Some of Panasonic’s core businesses in both BtoC (business-to-consumer) and BtoB (business-to-business) areas are concentrated in industries where technological innovation is the central competitive factor. In cases where Panasonic fails to predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand or the technology developed or provided by Panasonic does not lead the market and, instead, the technology developed by its competitors are recognized as de facto standards, the Company may lose its competitiveness in the new markets.

Competition in recruiting and retaining skilled employees

Panasonic’s future success depends largely on its ability to attract and retain certain key personnel, including professionals in the fields of research, development, technology and management. However, the number of qualified personnel in each field is limited, and the competition for attracting and retaining these employees is intense. Because of this intense competition for skilled employees, Panasonic may be unable to retain its existing personnel or attract additional qualified employees to keep up with future business needs. If this should happen, Panasonic’s business, operating results and financial condition could be adversely affected.

Alliances with, and strategic investments in, third parties, and corporate takeovers

Panasonic has formed strategic alliances such as business alliances or joint ventures with, or strategic investments in, other companies, and has also purchased other companies, in order to introduce new products and services. Furthermore, the importance of strategic alliance with third parties as well as corporate takeovers is increasing. In the strategic alliances, Panasonic may not be able to successfully collaborate or achieve expected synergies with its alliance partners, or recover its entire or partial investments. Furthermore, the alliance partners may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. In the corporate takeovers, Panasonic may incur substantial expenses in relation to such takeovers or may not be able to fully achieve expected results or may incur unexpected losses in connection with business integration or restructuring after such takeovers.

Panasonic owns a large number of subsidiaries (including listed subsidiaries) and associated companies, and may restructure its group-wide business organization. However, Panasonic may fail to fully achieve the expected results in the current or future restructuring.

Shortage of supply of parts, raw materials, components and services, as well as electricity, and increase of purchase price

Panasonic’s manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers at adequate quality and quantity in a timely manner. It may be difficult for Panasonic to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the shortage or interruption of supply caused by, among other things, natural disasters, accidents, or the bankruptcy of suppliers or the increased industry demand. This may adversely affect the Panasonic Group’s operations. Although Panasonic and its suppliers decide purchase prices by contract, the prices of raw materials, including iron and steel, resin, non-ferrous metals, and parts and components may increase due to changes in demand and supply conditions and the inflow of investment funds. Some raw materials and components are only available from a limited number of suppliers, which also may adversely affect Panasonic’s business, operating results and financial condition. Furthermore, the dependence on thermal power generation caused by the closedown of certain nuclear power stations in Japan may result in the rise in electricity bills and an increase in procurement cost for electricity. The production and sales activities of Panasonic may be adversely and significantly affected by the aforementioned matters.

Customers’ funding condition and financial condition

Many of Panasonic’s customers purchase products and services from Panasonic on payment terms that do not provide for immediate payment. If customers from whom Panasonic has substantial accounts receivable encounter financial difficulties and are unable to make payments on time, Panasonic’s business, operating results and financial condition could be adversely affected.

(3)	Risks that Panasonic Fails to Achieve Its Targets

On March 28, 2013, Panasonic announced a midterm management plan called “Cross-Value Innovation 2015” (CV2015), , which runs from fiscal 2014 to fiscal 2016, and has been implementing specific measures to achieve the targets. This plan was created based on the information, analysis and other factors that Panasonic deemed appropriate at that time. Some of the targets have already been achieved. However, Panasonic may not be able to achieve the expected results because of various factors such as deterioration of the business environment. If Panasonic creates a new midterm management plan in the future, Panasonic may not be able to achieve the expected results of such plan because of various factors such as deterioration of the business environment after that.

(4)	Risks Related to Legal Restrictions and Litigations

Significant direct or indirect costs resulting from product liability or warranty claims

The occurrence of quality problems due to product defects, including safety incidents, relating to Panasonic products could make Panasonic liable for damages not covered by product and completed operation liability insurance, whereby the Company could incur significant expenses to deal with such problem. Due to the occurrence of these problems, Panasonic may experience the deterioration of its image or reputation or may not be able to retain its customers. As a result, Panasonic’s business, operating results and financial condition may be adversely affected.

Damages related to intellectual properties

Patents may not be granted or may not be of sufficient scope or force to provide Panasonic with adequate protection. In addition, effective intellectual property rights may be unavailable or limited in some countries in which Panasonic operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Panasonic. The Company obtains licenses for patents and other intellectual property rights from other parties; however, such licenses may not be available on acceptable terms or at all, and the terms of such licenses may be modified unfavorably. Litigation may also be necessary to enforce Panasonic’s intellectual property rights or to defend against intellectual property infringement claims brought against Panasonic by third parties. In such cases, Panasonic may incur significant expenses and management resources in connection with such lawsuits. Furthermore, Panasonic may be prohibited from using certain important technologies or be found liable for damages in cases of admitted violations of intellectual property rights of others.

Changes in accounting standards and tax systems

Introduction of new accounting standards or tax systems, or changes thereof, which Panasonic cannot predict, may have a material adverse effect on the Company’s operating results and financial condition. In addition, if tax authorities have different opinions from Panasonic on the Company’s tax declarations, Panasonic may need to make larger tax payments than estimated. The Company announced that it will voluntarily adopt International Financial Reporting Standards (IFRS) for its consolidated financial statements for the fiscal year ending March 31, 2017 in place of U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Environmental regulations or issues

Panasonic is subject to environmental laws and regulations such as those relating to climate change, natural resources, water, biodiversity, chemical substances, waste materials, product recycling, and soil, groundwater and air contamination, and may be held responsible for certain related payments or compensation. Furthermore, if these regulations become stricter and an additional duty with the aim of eliminating the use of environmentally hazardous materials is imposed, or if Panasonic Group determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these laws and regulations or the payment of expenses of such efforts may adversely affect Panasonic’s business, operating results and financial condition.

Risk related to information security

In the normal course of business, Panasonic holds confidential information mainly about customers regarding privacy, credit worthiness and other information such as customers’ personal information, and receives confidential information about companies and other third parties. Other than the information regarding customers and companies and other third parties, Panasonic also deals with its own trade secrets (including Panasonic’ technical information). Such information may be leaked due to an intentional action or negligence including fraudulent access to the Company’s systems or cyber security attacks. Furthermore, the number of the Company’s products and services utilizing the Internet is increasing and the Company has implemented some security measures to protect against any external threats, but the Company may experience a leak of personal information, a release of information to outside parties or suspension of its services or other incidents due to reasons such as an unexpected intrusion or fraudulent manipulation through the network linked with its products or services. Such events may cause Panasonic to be liable for damages against the affected parties or result in significant expense to deal with these issues or adversely affect Panasonic’s business and image. If such is the case, Panasonic’s business, operating results and financial condition may be adversely affected.

Inconveniences or legal liability due to governmental laws and regulations

Panasonic is subject to governmental regulations in Japan and other countries in which it conducts its business, including obtaining governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, labor relations, financial transactions, internal control and business taxation laws and regulations. If, due to the implementation of stricter laws and regulations and stricter interpretations by governmental authorities, Panasonic cannot comply with these laws and regulations from technical and economic perspectives, or Panasonic determines that it will not be economical to continue to comply with them, Panasonic will need to limit its activities in the affected business areas. These laws and regulations could increase Panasonic’s operating costs. In addition, in the event that governmental authorities find or determine that Panasonic has violated these laws and regulations, Panasonic could become subject to regulatory sanctions, including monetary penalties, as well as criminal sanctions or civil lawsuits for damages, and could also suffer reputational harm.

(5)	Risks Related to Disasters and Accidents or Unpredictable Events

Panasonic expands its manufacturing, sales, and research and development activities globally and has facilities all over the world. If major natural disasters, such as earthquakes, tsunamis, floods, including those caused by climate change, fires, explosions, wars, terrorist attacks or other events occur, Panasonic’s facilities, information system and other assets may be seriously damaged, or the Company may have to stop or delay production and shipment. Panasonic may incur expenses relating to restoration of damaged facilities. In addition, if an infectious disease, such as a new highly-pathogenic flu strain, becomes prevalent throughout the world, Panasonic’s manufacturing and sales may be materially disrupted. In addition, in the case where these natural disasters and accidents or other unpredictable events disrupt the supply chain of Panasonic including suppliers of parts or components and manufacturers to which Panasonic sells its products, the production and sales activities of Panasonic may be adversely and significantly affected due to the shortage or interruption in the supply of parts or components from such suppliers, or suspension of or decline in production activities of such manufacturers.

(6)	Other Risks

Panasonic’s pension plan benefit obligations

Panasonic Group has contributory, funded benefit pension plans covering substantially all employees in Japan who meet eligibility requirements. The Company and certain domestic subsidiaries made a transition from the defined benefit pension plan to the defined contribution pension plan for the contributions made on or after July 1, 2013. Regarding the past contribution, a decline in interest rates may cause a decrease in the discount rate on benefit obligations. A decrease in the value of stocks may also affect the return on plan assets. As a result, the actuarial loss may increase, leading to an increase in future net periodic benefit costs of these pension plans.

Impairment of some long-lived assets

Panasonic has many long-lived assets, such as property, plant and equipment, and goodwill, that generate returns. The Company periodically reviews the recorded value of its long-lived assets to determine if the fair value will be sufficient to support the asset book values. If these long-lived assets do not generate sufficient cash flows, impairment losses may have to be recognized.

Realizability of deferred tax assets and uncertain tax positions

In assessing the realizability of deferred tax assets and uncertain tax positions based on the expected future generation of taxable income or assessed sustainability of uncertain tax positions, Panasonic considers whether it is more likely than not that any portion or all of the deferred tax assets or recognized tax position benefit will not be realized. If Panasonic determines that recognized tax benefits on temporary differences and loss carryforwards cannot be realized upon the generation of future taxable income during the deductible periods due to deteriorating business conditions or tax position benefits may not be realized upon settlement, valuation allowance against deferred tax assets or unrecognized tax benefit reserves could be recognized and Panasonic’s provision for income tax may increase.

Financial results and condition of associated companies under the equity method

Panasonic holds equities of several associated companies under the equity method. Panasonic can exercise influence over operating and financing policies of these companies. However, Panasonic does not have the right to make decisions for them since the companies operate independently. Some of these companies may record losses. Panasonic’s business results and financial condition may be adversely affected due to deterioration of business results and financial condition of these associated companies.

5.	Material Agreements, etc.

(1)	As Licensee

Licensor	Country	Contract description	Contract period
MPEG LA LLC.	U.S.A	License of patents relating to MPEG-2	From January 2011 to the expiration of the patents under contracts

QUALCOMM INC.	U.S.A	License of patents relating to 3G mobile phone and base station	From March 2001 to the expiration of the patents under contracts

(2)	As Licensor

Licensee	Country	Contract description	Contract period
MPEG LA LLC.	U.S.A	License of patents relating to MPEG-2	From July 1997 to the expiration of the patents under contracts

		License of patents relating to MPEG-4 Visual	From January 2000 to the expiration of the patents under contracts

(3)	Cross License Agreement

Party	Country	Contract description	Contract period
Texas Instruments Inc.	U.S.A	Cross license of patents relating to semiconductor and other products	From April 2006 to March 2016

Eastman Kodak Company	U.S.A	Cross license of patents relating to digital still camera	From December 2007 to December 2017

Koninklijke Philips Electronics N.V.	Netherlands	Cross license of patents relating to mobile phone and AV products	From March 2007 to the expiration of the patents under contracts

SAMSUNG Electronics Co., Ltd.	South Korea	Cross license of patents relating to semiconductor	From January 2008 to the expiration of the patents under contracts

Pioneer Corporation	Japan	Cross license of patents relating to major AV products	From April 2006 to March 2018

(4)	Establishment of a New Company in SAW Filter Business and Conclusion of Absorption-Type Company Split

The Company’s Board of Directors resolved on April 28, 2014 and June 26, 2014 to conclude an absorption-type company split, effective August 1, 2014, in order to transfer its business relating to the development, manufacture and sales of SAW Filters* belonging to the Circuit Component Business Division to a company to be newly incorporated by Panasonic, and thereafter transfer 66% of the total number of outstanding shares in the new company to Skyworks Solutions, Inc. (“Skyworks”) on the same day, in addition to transfer the SAW Filters business of the Company in Singapore to the wholly-owned subsidiary of the new company in Singapore.

*SAW Filter: Devices which have Surface Acoustic Wave with a function of picking out electrical signals of specific frequency band.

In accordance with the above agreement, the Company concluded a share transfer agreement with Skyworks on July 2, 2014 and a shareholders agreement with Skyworks and the new company on August 1, 2014, and transferred 66% of shares in the new company to Skyworks on the same day.

(5)	Conclusion of Business Integration Agreement for Consolidation of System LSI Businesses in a New Company.

The Company’s Board of Directors resolved on July 31, 2014 to conclude a business integration agreement, under which, for the purpose of integration of the system LSI business run by Fujitsu Semiconductor Limited (“Fujitsu Semiconductor”), a wholly-owned subsidiary of Fujitsu Limited (“Fujitsu”), and the system LSI business run by Panasonic, a new company to be established by Fujitsu (“NewCo”) would succeed to Fujitsu Semiconductor’s system LSI business and related assets, and to Panasonic’s system LSI business and related assets through a company split among the Company, Fujitsu and Fujitsu Semiconductor, a capital contribution agreement concerning a capital contribution by Development Bank of Japan Inc. (“DBJ”) among the Company, Fujitsu, Fujitsu Semiconductor and DBJ, and a shareholders agreement concerning the operation, governance and other matters among the Company, Fujitsu and DBJ.

In addition, the Company’s Board of Directors resolved on November 28, 2014 to conclude an Absorption-type Company Split in order to transfer its system LSI business to NewCo.

A.	Background and Outline of the NewCo

Fujitsu established NewCo which runs businesses relating to design, development and sales of system LSI and solutions/services centering around system LSI in September 2014. Thereafter, the business integration has been implemented in the following manner;

(a)	Panasonic has NewCo succeed to the business subject to integration through the Absorption-Type Company Split, and as consideration for this Panasonic received common shares of NewCo.

(b)	Fujitsu Semiconductor has NewCo succeed to the system LSI business and related assets of Fujitsu Semiconductor through an Absorption-type Company Split, and as consideration for this Fujitsu Semiconductor receives common shares and class shares without voting rights of NewCo. Fujitsu semiconductor distributes the allotted new shares of NewCo to Fujitsu as dividends in kind.

(c)	Panasonic contributes to NewCo 5.0 billion yen in cash, and as consideration for this, Panasonic receives common shares and class shares without voting rights of NewCo; and

(d)	DBJ contributes to NewCo 20.0 billion yen in cash.

After all subject transactions are implemented, net asset of NewCo is expected to be 60.4 billion yen, paid-in capital is expected to be 30.2 billion yen and the voting rights ratio of Panasonic, Fujitsu and DBJ in NewCo is expected to be 20%, 40%, and 40%, respectively.

B.	Purpose of the Absorption-type Company Split

In relation to the system LSI business, the purpose is to specialize in marketing, design and development functions as well as to build a business framework that is globally competitive by consolidating the management resources of both Fujitsu and Panasonic in a form that will create profits.

C.	Overview of the Absorption-type Company Split

In the Absorption-type Company Split, Panasonic is the splitting company, and NewCo is the succeeding company. At the time of the Absorption-type Company Split, NewCo issues 13,200,000 shares of common shares, and allots them to Panasonic. Further, Panasonic makes the cash contribution to NewCo, and receives an allotment of 6,800,000 shares of common shares and 3,200,000 shares of class shares without voting rights.

D.	Succeeding assets and liabilities (as of March 1, 2015)

Assets: about 7.3 billion yen, Liabilities: about 0.7 billion yen

In accordance with above agreement, Socionext Inc (NewCo) inherited the Company’s business relating to system LSI business effective March 1, 2015. The Company received the shares of NewCo, to which the Company made a 5 billion yen capital contribution.

(6)	Conclusion of Investment Agreement to enter into Capital and Business Alliance.

The Company’s Board of Directors resolved on September 30, 2014, to conclude investment agreement with Ficosa International S.A. (“Ficosa”) which is located at Barcelona, Spain and principal lines of business of which are engineering, manufacturing and sale of mechatronic and electronic systems mainly for the auto industry and a shareholder of Ficosa for the purpose of taking a 49% stake in Ficosa.

(7)	Conclusion of Agreement to supply and produce Lithium-ion battery cell.

The Company’s Board of Directors resolved on September 30, 2014, to conclude agreement with Tesla Motors, Inc. (“Tesla”) that the Company produces and supplies cyclical lithium-ion battery cells at Tesla’s Giga Factory, large scale factory where the raw materials to the batteries are to be consistently produced, effective October 1, 2014.

(8)	Conclusion of Share Transfer Agreement and Shareholders Agreement for Partial Transfer of Shares in Panasonic Excel Staff Co., Ltd.

At the Company’s Board of Directors meeting held on December 22, 2014, the following matters were resolved. The Company and Tempstaff Co., Ltd. (“Tempstaff”) have concluded a share transfer agreement and a shareholders agreement in which Panasonic agreed to transfer 66.61% of its shares in Panasonic Excel Staff Co., Ltd. (“Panasonic Excel Staff”) a wholly owned subsidiary of the Company, to Tempstaff on December 24, 2014.

In accordance with the above agreement, the Company transferred 66.61% of shares in Panasonic Excel Staff to Tempstaff on March 31, 2015.

(9)	Conclusion of Share Exchange Agreement in order to make Panasonic Information Systems Co., Ltd. a wholly-owned subsidiary of Panasonic Corporation.

The Company’s Board of Directors resolved on February 3, 2015, to conduct a share exchange (the “Share Exchange”) in order to make Panasonic Information Systems Co., Ltd. (“Panasonic IS”), a wholly-owned subsidiary of the Company, and the Company executed a share exchange agreement with Panasonic IS. The outline of the Share Exchange and Panasonic IS is as follow;

A.	Paid-in capital and business description of Panasonic IS

Paid-in capital: 1,040 million yen (as of March 31, 2015)

Business description: information services

B.	Paid-in capital and business description of Panasonic

Paid-in capital: 258,740 million yen (as of March 31, 2015)

Business description: the manufacture and sale of electric and electronic equipment etc.

C.	Scheduled date of the Share Exchange (effective date)

Saturday, August 1, 2015 (scheduled)

D.	Purpose of the Share Exchange

Panasonic IS, as the global core IT company within the Panasonic group, comprehensively supports Panasonic’s all businesses and aims to provide the optimal IT services needed to sustain the operations of the Panasonic group.

E.	Allotment in the Share Exchange

2.5 shares of Panasonic will be allotted and delivered in exchange for each share of Panasonic IS; provided, however, that no shares will be allotted in the Share Exchange for the shares of Panasonic IS held by Panasonic. All of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic.

F.	Basis for Calculation of the Allotment Concerning the Share Exchange

For the calculation of the share exchange ratio, Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and Panasonic IS appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as the third-party valuation institution.

In the valuation of Panasonic, Nomura Securities adopted the average market price analysis for calculation. In the valuation of Panasonic IS, Nomura Securities adopted the average market price analysis, the comparable company analysis, and the discounted cash flow analysis.

In the valuation of Panasonic, SMBC Nikko Securities adopted the market price analysis. In the valuation of Panasonic IS, SMBC Nikko Securities adopted the market price analysis, the comparable multiple valuation method, and the discounted cash flow analysis.

Upon conducting careful review on the basis of the calculation results of the share exchange ratio, Panasonic and Panasonic IS negotiated and concluded the share-exchange ratio.

6.	Research and Development

Panasonic aims to promote growth in the five business fields of consumer electronics, housing, automotive, BtoB solutions and devices. To achieve for the growth, Panasonic’s respective Divisional Companies in line with their growth strategy focused on developing new technologies and new products that will support the future, aiming to further strengthen the businesses where they have strengths. In addition, the newly established Advanced Research Division has taken on the role of innovative mid- to long-term research in new fields.

Key development themes and results during fiscal 2015 were as follows:

(1)	Housing:

Achievement of world’s highest energy conversion efficiency with silicon-based solar cells of 25.6%(*1) at the research level

Panasonic has broken the world record for energy conversion efficiency with silicon-based solar cells for the first time in 15 years, using an HIT solar cell of a practical size (cell area (*2): 143.7 cm2). This achievement was made possible by the further development of high-output technology accumulated over many years as the core technology in Panasonic’s HIT solar cell modules, in which the light-receiving surface is stabilized by forming layers of amorphous silicon on the surface of the monocrystalline silicon substrate. Furthermore, the adoption of a new electrode structure that more efficiently utilizes sunlight also contributed to this achievement.

Panasonic will continue this development in order to create new applications for solar photovoltaic systems and new markets in the residential field, in view of the fact that increasing the energy conversion efficiency of solar cells makes possible the installation of panels in places where there are limits on installation area, without impeding the design.

(2)	Appliances:

Development of high sound quality improvement technology for Technics audio amplifiers for high resolution audio sources

By using a full digital configuration that is not affected by noise or distortion, Panasonic has developed a digital circuit technology for generating a clock signal that is highly stable across a wide range of frequencies from low to high, as well as high precision signal conversion technology that converts a high resolution audio source to a pulse width modulated wave without losing its dynamic range. This has realized sound quality that surpasses that of a traditional A-grade analog amplifier.

This development has achieved an audio amplifier that draws out the characteristics of a high resolution audio source with that is closer to the original sound than a CD audio source, to the maximum extent possible, enabling the Technics brand to deliver surprising and emotionally-engaging sound like never before.

(3)	BtoB Solutions:

Development of a new communication technology allowing a smartphone to receive information about a target object instantly simply by holding the smartphone over it

Panasonic has developed a proprietary technology for reading information quickly, at communication speeds several hundred times faster than those of conventional technologies (several thousand bps). An LED flashes at a speed faster than the human eye can see, illuminating a target object. The light and dark from this flashing is then picked up as information using the camera of a smartphone installed with a special app.

This development has enabled the creation of new BtoB solutions, such as displaying related information to a customer on their smartphone, simply by having them hold the smartphone over an LED light or display where this technology has been applied.

(4)	Automotive and Devices:

Extension of optical technologies cultivated in consumer electronics into large-aperture aspherical lenses and automotive head-up displays

Through its development of digital cameras and projectors, Panasonic has acquired proprietary molding dies, process technologies, and measuring equipment that all have nanometer-level precision, as well as expertise. Panasonic has now developed them for applications in the business process and automotive fields.

In business process applications, it is now possible to mass produce a large-aperture (75 mm diameter) glass-molded aspherical lens without fogging or cracking. In automotive applications, the development of a specially shaped mirror able to project navigation and other information in a distortion free display on the curved windscreen of a car has enabled the realization of the smallest (*3) head up display unit in the industry.

R&D expenditures totaled 457.3 billion yen in fiscal 2015.

(Notes)	*1	Within non-accumulating silicon-type solar cells. According to research by Panasonic as of April 10, 2014.

	*2	The cell area is the area opened by the masks.

	*3	According to research by Panasonic as of December 9, 2014.

7.	Analyses of Consolidated Financial Position, Operating Results and Cash Flows

(1)	Critical Accounting Policies

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations. Actual results could differ from those estimates.

1)	Impairment of Long-Lived Assets

The Company accounts for impairment or disposition of long-lived assets in accordance with the provisions of ASC 360, “Property, Plant, and Equipment.” In accordance with the provisions of ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value.

The Company recognized impairment losses of long-lived assets, mainly related to “Automotive & Industrial Systems” segment, in the aggregate of 40.0 billion yen during fiscal 2015.

2)	Impairment of Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead reviewed for impairment at least annually based on assessment of current estimated fair value. The Company designates January 1 as the annual impairment measurement date for all reporting units.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform the second step of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in business combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

Fair value of the reporting unit is determined using a guideline merged and acquired company method, guideline public company method, and a discounted cash flow analysis.

The Company recognized impairment losses in the aggregate of 16.0 billion yen of goodwill during fiscal 2015. At March 31, 2015, the Company has recorded 457.1 billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions.

3)	Valuation of Deferred Tax Assets

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reserved. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when such changes are enacted.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that any portion or all of the deferred tax assets will not be realized. The realization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment over the valuation of deferred tax assets.

For the year ended March 31, 2015, an income tax benefit associated with decreases in valuation allowance on deferred tax assets of 130,159 million yen in Panasonic Corporation was recognized. This change in the judgment is primarily a result of new positive evidence based on the improvement in its profitability in recent years and expectations for future years, reflecting the Company’s successful implementation of business restructurings, eliminating a number of unprofitable businesses and shifting its resources to key target areas and markets with future growth potential. The Company’s conclusion that it is more likely than not that 130,159 million of gross deferred tax assets net of valuation allowance will be realized is based, among other things, on management’s estimate of future taxable income, which is based on internal projections that consider historical performance, multiple internal scenarios and assumptions, as well as external data that management believes is reasonable. If events are identified that affect the Company’s ability to utilize its deferred tax assets, the analysis will be updated to determine if any adjustments to the valuation allowance are required. If actual results differ significantly from the current estimates of future taxable income, the deferred tax assets may need to be reduced in the near term. Conversely, better than expected results and continued positive results and trends could result in further reversal of the deferred tax valuation allowance.

At March 31, 2015, deferred tax assets (net) were recorded in the amount of 237.2 billion yen.

4)	Employee Retirement and Severance Benefit Plans

The Company accounts for the benefit pension plans and the lump-sum payment plans in accordance with the provisions of ASC 715, “Compensation-Retirement Benefits.” In accordance with the provisions, funded status of benefit pension plans (that is the balance of plan assets and benefit obligations) are recognized on the consolidated balance sheets and pension liability adjustments, net of tax, are recorded in the “Accumulated Other Comprehensive Income (Loss).” Actuarial net gains and losses in excess of the corridor (10% of benefit obligations or fair value of plan assets, whichever is greater) are amortized over the average remaining service period of employees, except the plan described as follows.

The Company and certain domestic subsidiaries made a transition from the defined benefit pension plan to a defined contribution pension plan, effective after the date of transition with respect to employees’ future service. Actuarial net gains and losses related to the defined benefit pension plan that are maintained for employees’ past service in excess of the corridor are amortized over the average remaining life expectancy of plan participants.

The Company determines discount rates considering the rates of return on high-quality fixed income investments, and the expected long-term rate of return on pension plan assets by considering the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Decreases in discount rates lead to increases in benefit obligations which, in turn, could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. A decrease of 50 basis points in the discount rate is expected to increase the projected benefit obligation by approximately 7 percent. A decline in market stock values generally results in a lower expected rate of return on plan assets, which would result in an increase of future retirement and severance benefit costs.

At March 31, 2015, the Company has recorded 313.9 billion yen of retirement and severance benefits obligations, which is recognized as projected benefit obligations in excess of the fair value of plan assets.

(2)	Analyses of Operating Results for Fiscal 2015, ended March 31, 2015

During the fiscal year under review, the global economy experienced a modest recovery, despite changes in the economic environment reflecting such factors as the drop in resource prices and the impact of geopolitical concerns. The rates of economic growth slowed in China and certain ASEAN countries as well as in Europe generally. In contrast, employment and consumer spending were stable in the U.S. Against the backdrop of such factors as corrections to the yen appreciation, signs of economic improvement appeared in Japan following the temporary downturn in the economy caused by the impact of the consumption tax rate hike.

Under such business circumstances, Panasonic promoted Business Division-based Management as an initiative in fiscal 2015, the second year of its “Cross-Value Innovation 2015 (CV2015)” mid-term management plan. Panasonic also promoted initiatives to consolidate its foundation in a bid to achieve CV2015 and to set its growth strategy for a new Panasonic in fiscal 2019.

A major part of Panasonic’s business restructuring endeavors has been conducted across the seven challenging TV set/panel, semiconductor, circuit board, optical device, mobile phone, air conditioner and digital camera businesses. While some businesses remain in the red, the Company has established an overall strategy direction. As a result, Panasonic believes that the restructuring of businesses is completed under CV2015.

1)	Sales

Consolidated Group sales for fiscal 2015 were 7,715.0 billion yen, on par with fiscal 2014. Despite the positive effect from the yen depreciation, Group sales remained at the same level, primarily as a result of sales decreases in challenging businesses as the Company narrowed its range of models and business transfers. In Japan, although sales in the housing-related and consumer electronics businesses decreased, due mainly to weakening demand after the consumption tax rate hike in April 2014, sales of residential solar photovoltaic systems were strong. Overseas sales increased primarily as a result of strong automotive-related business sales and robust demand as well as the positive effect from the yen depreciation. Consolidated Group sales in real terms (excluding the effects of exchange rates) decreased by 3% compared with the previous fiscal year.

Sales in the domestic market amounted to 3,692.0 billion yen, down 5% from 3,897.9 billion yen in fiscal 2014, due mainly to weakening demand in the housing-related and consumer electronics businesses after the consumption tax rate hike in April 2014. Overseas sales increased by 5% to 4,023.0 billion yen from 3,838.6 billion yen in the previous fiscal year. In real terms, overseas sales decreased by 2% year on year. By region, sales in the Americas amounted to 1,218.0 billion yen. While this was up compared with the previous fiscal year, sales declined by 1% in real terms. Sales in Europe amounted to 729.4 billion yen, decreasing by 1% year on year and by 4% in real terms. In Asia, China and others, sales increased year on year to 2,075.6 billion yen but decreased by 1% in real terms.

2)	Operating Profit*

In fiscal 2015, cost of sales amounted to 5,527.2 billion yen, down from 5,638.8 billion yen in fiscal 2014. Selling, general and administrative expenses amounted to 1,805.9 billion yen, up from 1,792.6 billion yen. Accordingly operating profit significantly increased to 381.9 billion yen from 305.1 billion yen in the previous fiscal year. This increase came as a result of the improvements made in the challenging businesses, including the benefits of business restructuring, the reduction of fixed costs and the streamlining of the costs of materials. The operating profit to sales ratio improved from 3.9% in fiscal 2014 to 5.0%.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

3)	Income before Income Taxes

In other income, interest income amounted to 15.0 billion yen, up from 10.6 billion yen in fiscal 2014. Dividends received amounted to 1.5 billion yen, down from 2.0 billion yen in fiscal 2014. Proceeds of 95.7 billion yen from business transfers and disposals of fixed assets, etc. were also posted.

In other deductions, interest expense amounted to 17.6 billion yen, down from 21.9 billion yen in fiscal 2014. Also incurred were business restructuring expenses of 94.9 billion yen, including impairment losses on fixed assets, and litigation-related expenses of 59.2 billion yen for violating antitrust laws for CRT TV and lithium-ion batteries, etc., as well as other expenses of 24.6 billion yen for the prevention of further accidents with residential water heating systems.

As a result of the above-mentioned factors, other income (deductions), net amounted to a loss of 199.4 billion yen, from a loss of 98.9 billion yen in the previous fiscal year. This was mainly due to the one-off gain from pension scheme change in fiscal 2014. Accordingly, income before income taxes for fiscal 2015 amounted to 182.5 billion yen, compared with 206.2 billion yen in fiscal 2014.

4)	Net Income attributable to Panasonic Corporation

Provision for income taxes for fiscal 2015 amounted to a gain of 2.0 billion yen, compared with a loss of 89.7 billion yen in fiscal 2014 due mainly to recording 130.2 billion yen of deferred tax assets (DTA), namely decrease in valuation allowances to DTA, of Panasonic Corporation in consolidated financial statements.

Equity in earnings of associated companies increased to 11.9 billion yen in fiscal 2015, compared with 5.1 billion yen in fiscal 2014. Net income attributable to noncontrolling interests amounted to 16.9 billion yen in fiscal 2015, compared with 1.2 billion yen in fiscal 2014.

As a result of the above-mentioned factors, the Company recorded net income attributable to Panasonic Corporation of 179.5 billion yen in fiscal 2015, compared with 120.4 billion yen in fiscal 2014. Net income attributable to Panasonic Corporation per share, basic amounted to 77.65 yen in fiscal 2015, compared with 52.10 yen in fiscal 2014.

5)	Segment information

The Company organizes its businesses into five reportable segments: Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems and Other.

Some businesses were transferred among segments on April 1, 2014, and July 1, 2014. Accordingly, the figures for segment information in fiscal 2014 have been reclassified to conform to the presentation for July 1, 2014.

a.	Appliances

Remaining at the same level as the previous fiscal year, sales in the Appliances segment were 1,769.7 billion yen.

In fiscal 2015, despite weakening demand after the consumption tax rate hike and the negative impact from a sharp decline in TV prices in Japan, overall sales were on par with fiscal 2014. This situation was mainly due to favorable overseas sales of home appliances such as air-conditioners, and motors.

Looking at this segment’s main Business Divisions (BDs), Home Entertainment BD sales of video equipment were robust, mainly in Japan. Despite the launch of new, high-value-added 4K TV products overall sales decreased owing to a sharp fall in prices and the negative effect from foreign exchange. In the Air-Conditioner BD, sales increased owing to growth in sales, primarily overseas, of both home and large air-conditioners, despite the effects in Japan of poor summer weather and the consumption tax rate hike in April 2014. In the Laundry Systems and Vacuum Cleaner BD, sales increased owing to robust sales of washing machines and vacuum cleaners. In the Refrigeration and Air-Conditioning Devices BD, sales increased owing to robust sales of air-conditioner compressors in Japan and China.

Year on year, segment profit increased by 11.0 billion yen to 40.5 billion yen. Profit improvements in air-conditioners and a profit increase in devices such as motors offset the worsening profitability of TVs.

b.	Eco Solutions

Compared with the previous fiscal year, sales decreased by 1% to 1,666.0 billion yen.

In fiscal 2015, although overseas sales increased following the newly-consolidated Turkish company VIKO, overall sales decreased slightly due to lower house-related business sales in Japan, caused by weakening demand in the housing market after the consumption tax rate hike.

Of the main BDs in this segment, the Energy Systems BD increased its sales, owing to growth in sales of residential solar photovoltaic systems, and overseas sales, including wiring equipment and circuit breakers. In the Housing Systems BD, sales of tankless toilets were strong, but overall sales decreased owing to the effect of the worsening conditions in the housing market in Japan. In the Lighting BD, overseas sales and domestic sales of non-residential lighting grew, but overall sales decreased slightly, as the move toward LEDs resulted in shrinking demand for existing light sources. The Lighting BD also struggled to maintain sales of residential lighting, owing to the decrease in demand that followed the surge ahead of the April 2014 consumption tax rate hike. At Panasonic Ecology Systems Co., Ltd., sales increased owing to strong overseas sales of ventilation equipment and other products, in addition to large-scale orders in the engineering business in Japan.

Year on year, segment profit increased by 3.2 billion yen to 95.3 billion yen. This increase was mainly due to the growth in sales of residential solar photovoltaic systems, streamlining initiatives and the reduction of fixed costs.

c.	AVC Networks

Sales remained at the same level as fiscal 2014, at 1,154.3 billion yen.

In fiscal 2015, the sales increase achieved in the stable BtoB business and the positive effect from the yen depreciation offset the sales decrease that accompanied the negative impact from business restructuring in fiscals 2014 and 2015.

In the main BDs of this segment, sales grew significantly in the Vertical Solutions Business, which includes Avionics BD, partly because Panasonic capitalized on efforts to accelerate the installation of aircraft in-flight entertainment systems. The yen depreciation also contributed to the increase in sales. Despite robust sales of high brightness projector models in the Visual and Imaging Business, which includes the Visual Systems BD, overall sales decreased owing to a fall in digital camera sales as the Company narrowed its range of models and the effect of the withdrawal from the plasma display panel business. Including the IT Products BD, overall sales in the Mobility Business increased, owing partly to firm growth in sales of the rugged Toughbook and Toughpad products in Europe and the U.S., where the yen depreciation was also a contributory factor. Despite market contraction in the Communication Business, which includes the Communication Products BD, overall sales were healthy, partly owing to the strengthening of promotional activities for overseas fixed telephones and new office telephone products.

Segment profit increased by 16.1 billion yen to 51.8 billion yen, primarily as a result of the profit improvement from the sales increase in the BtoB business and business restructuring benefits.

d.	Automotive & Industrial Systems

Automotive & Industrial Systems segment sales increased by 2% year on year, to 2,782.5 billion yen.

Despite sales decreases from the downsizing of unprofitable businesses and business transfers, overall sales increased in fiscal 2015, due mainly to favorable demand in overseas automotive businesses, especially in North America and Europe. The positive effect from the yen depreciation also contributed to the sales increase in this segment.

In the Automotive Infotainment Systems BD, sales increased owing to strong sales of display-audio systems and robust sales of products overseas, including car navigation systems. Despite decreases in sales of lithium-ion batteries for the information and communications technology (ICT) field and nickel-cadmium batteries, Portable Rechargeable Battery BD sales increased significantly overall, owing to expansion in sales of lithium-ion batteries for electricity storage and electric tools, and for power supply to U.S. electric vehicle manufacturers,. Sales in the Automation Controls BD were healthy overall, as sales of devices for use in the automotive and industrial fields offset lackluster sales of connectors for smartphones.

Segment profit increased by 36.5 billion yen to 105.7 billion yen. This increase was mainly due to the benefits of business restructuring, including in the LCD panel and semiconductor businesses, streamlining initiatives and the positive effect from foreign exchange.

e.	Other

Compared with fiscal 2014, sales in the Other segment decreased by 14%, to 764.5 billion yen.

Despite stagnant detached housing sales attributable to the decline in demand that followed the surge ahead of the April 2014 consumption tax rate hike, PanaHome Corporation sales in fiscal 2015 were at the same level as fiscal 2014. Responding to rising concerns, found mainly in urban areas, about the impact of revisions to Japan’s inheritance tax system, the company promoted sales of urban residential properties for rent and Age-Free serviced housing for the elderly. Overall sales decreased significantly, however, due mainly to the effect of the healthcare business transfer at the end of fiscal 2014.

Segment profit decreased by 9.7 billion yen to 14.6 billion yen, again due mainly to the effect of the healthcare business transfer.

(3)	Risks Materially Affecting Panasonic’s Business, Operating Results and Financial Conditions

Refer to 4. Risk Factors.

(4)	Current State of and Prospects for Management Strategy

Refer to 3. Challenge of Panasonic Group.

(5)	Financial Conditions and Liquidity

1)	Liquidity and Capital Resources

The Panasonic Group operates its business in keeping with its basic policy of generating the funds necessary for its business activities through its own efforts. The funds thus generated are utilized efficiently through internal Group finance operations. In cases where Panasonic needs to secure funds for purposes such as working capital or business investments, the Company raises external funds by appropriate measures that take into consideration its financial structure and financial market conditions.

(Cash)

Cash and cash equivalents totaled 1,280.4 billion yen as of March 31, 2015, an increase from the 592.5 billion yen recorded at the end of the previous fiscal year.

(Interest bearing debt)

Interest bearing debt as of March 31, 2015 amounted to 972.9 billion yen. The increase from the 642.1 billion yen at the end of fiscal 2014 was mainly due to the issuance of 400.0 billion yen in unsecured straight bonds.

As a result of the ongoing efforts of the entire Panasonic Group to generate cash, Panasonic’s net cash position was 331.5 billion yen compared with minus 47.6 billion yen at the end of the previous fiscal year.

(Note) Net cash is calculated by deducting interest-bearing debt (total of short-term debt, including current position of long-term debt, and long-term debt) from financial assets on hand, such as cash and cash equivalents and time deposits, including those of more than one year.

(Ratings)

Panasonic obtains credit ratings from Rating and Investment Information, Inc. (R&I), Standard & Poor’s Ratings Japan (S&P) and Moody’s Japan K.K. (Moody’s). Panasonic’s ratings as of March 31, 2015 are as follows:

R&I: A (Long-term, outlook: stable), a-1 (Short-term)

S&P: BBB+ (Long-term, outlook: positive), A-2 (Short-term)

Moody’s: Baa1 (Long-term, outlook: positive)

2)	Cash Flows

The Panasonic Group aims to improve free cash flows by enhancing its business profitability and to expand its businesses steadily over the medium to long term. The Company is also making every effort to implement measures to generate cash flows, including the continuous reduction of working capital and reviews of its assets.

Free cash flow (net cash provided by operating activities plus net cash provided by investing activities) amounted to 353.5 billion yen, a year-on-year decrease of 240.6 billion yen, due primarily to a rapid improvement in capital expenditures and gain from the transfer of the healthcare business in fiscal 2014. The recording of net income, an improvement in working capital, business transfers and disposals of investments in equity contributed significantly to positive free cash flow in fiscal 2015.

3)	Capital Investment and Depreciations

Capital investment (tangible assets only) during fiscal 2015 increased by 4% to 226.7 billion yen, compared with 217.0 billion yen in fiscal 2014. Major capital investments were made in manufacturing facilities (Osaka) that produce the portable rechargeable batteries mainly used in vehicles.

During fiscal 2015, depreciation (tangible assets only) decreased by 13% to 242.1 billion yen, compared with 278.8 billion yen in fiscal 2014.

4)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of March 31, 2015, increased by 744.0 billion yen from the end of fiscal 2014 to 5,956.9 billion yen. This increase was mainly due to the increase in cash and cash equivalents attributable to the issuance of bonds and the recording of DTAs as well as depreciation of the yen.

Total liabilities increased by 337.8 billion yen to 3,964.4 billion yen, primarily resulting from the issuance of unsecured straight bonds.

Despite a decrease in capital surplus associated with the acquisition of additional interests in its subsidiaries, Panasonic Corporation shareholders’ equity amounted to 1,823.3 billion yen, an increase of 275.1 billion yen compared with the end of fiscal 2014, due mainly to the recording of net income and an improvement in accumulated other comprehensive income (loss) associated with the depreciation of the yen. Accordingly, Panasonic Corporation shareholders’ equity ratio increased from 29.7% at the end of fiscal 2014 to 30.6%. Adding noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity was 1,992.5 billion yen.

III	Property, Plants and Equipment

1.	Summary of Capital Investment

Capital investment by segment for the year ended March 31, 2015 is shown in the tables below.

Segment	Amount (Billions of yen)	Change from last fiscal year (%)	Main purpose of investment
Appliances	45.8	+26.0	Production of new products and an increase in production capacity of electric appliances for home use and video and AV equipment
Eco Solutions	32.8	(23.0)	Production of new products and streamlining of electronic material, building material and solar photovoltaic system, etc.
AVC Networks	23.7	+15.4	Production of new products and streamlining of communication and security related equipment, etc.
Automotive & Industrial Systems	107.7	+16.9	Increase in production capacity of rechargeable batteries and production of new products and an increase in production capacity of automotive- and automotive infotainment-related equipment and electronic components, etc.
Other & Corporate	16.7	(34.5)	Capital investment by PanaHome Corporation and for recycling facility of electric appliances for home use
Total	226.7	+4.4	—

(Notes)	1.	Panasonic restructured its Group organization on April 1, 2014 and July 1, 2014. In calculating the percentage of change from last fiscal year, prior year’s figure has been revised to conform with the presentation for July 1, 2014.

	2.	“Other & Corporate” includes capital investments, recorded in the “Other” segment, and investments which are not included in any other segments, as shown above.

2.	Major Property, Plants and Equipment

(1)	Panasonic Corporation

(As of March 31, 2015)
Facility (Location)	Segment	Details of major facilities and equipment	Book value (Millions of yen)							Number of employees
			Buildings	Machinery and equipment	Land (Area in thousands of m2)		Lease assets	Others	Total
Kusatsu Plant (Kusatsu-shi, Shiga)	Appliances	Manufacturing facilities for air conditioners and refrigerators	13,868	8,955	5,923 (539)		2,171	473	31,390	4,683

Hikone Plant (Hikone-shi, Shiga)	Appliances	Manufacturing facilities for personal-care equipment and healthcare equipment	5,005	3,733	1,323 (88 [4	) ]	30	31	10,122	879

Kobe Plant (Nishi-ku, Kobe-shi)	Appliances, AVC Networks	Manufacturing facilities for cooking appliances and information equipment	2,976	1,256	4,924 (185)		26	504	9,686	697

Niigata Plant (Tsubame-shi, Niigata)	Eco Solutions	Manufacturing facilities for lighting fixture	2,419	2,655	2,035 (143)		—	47	7,156	407

Tsu Plant (Tsu-shi, Mie)	Eco Solutions, Automotive & Industrial Systems	Manufacturing facilities for wiring devices and security equipment	4,311	3,750	2,120 (92 [9	) ]	—	392	10,573	1,554

Kadoma Plant (Kadoma-shi, Osaka)	AVC Networks	Manufacturing facilities for video and audio equipment	3,961	3,221	563 (207)		52	264	8,061	7,524

Saedo Plant (Tsuzuki-ku, Yokohama-shi)	AVC Networks, Automotive & Industrial Systems	Manufacturing facilities for car equipment, other facilities	7,551	2,418	2,952 (56)		346	215	13,482	1,828

Matsumoto Plant (Matsumoto-shi, Nagano)	Automotive & Industrial Systems	Manufacturing facilities for car equipment	775	2,686	473 (69)		337	43	4,314	605

Ise Plant (Watarai-gun, Mie)	Automotive & Industrial Systems	Manufacturing facilities for automation controls	3,984	6,957	555 (152)		—	628	12,124	1,467

Tsuyama Plant (Tsuyama-shi, Okayama)	Automotive & Industrial Systems	Manufacturing facilities for input devices	1,105	3,159	78 (53 [5	) ]	—	179	4,521	705

Kanazu Plant (Awara-shi, Fukui)	Automotive & Industrial Systems	Manufacturing facilities for sensors	1,911	3,820	576 (51 [6	) ]	2	356	6,665	533

Uji Plant (Uji-shi, Kyoto)	Automotive & Industrial Systems	Manufacturing facilities for capacitors	2,678	2,035	359 (48)		1	612	5,685	898

Hokkaido Plant (Chitose-shi, Hokkaido)	Automotive & Industrial Systems	Manufacturing facilities for Thermal Management Solutions devices	1,222	3,040	117 (100)		—	603	4,982	364

(As of March 31, 2015)
Facility (Location)	Segment	Details of major facilities and equipment	Book value (Millions of yen)							Number of employees
			Buildings	Machinery and equipment	Land (Area in thousands of m2)		Lease assets	Others	Total
Osaka Plant (Moriguchi-shi, Osaka)	Automotive & Industrial Systems	Manufacturing facilities for batteries	4,799	1,861	325 (91 [4	) ]	3	1,246	8,234	1,149

Suminoe Plant (Suminoe-ku, Osaka-shi)	Automotive & Industrial Systems	Manufacturing facilities for batteries	20,714	9,327	— (116 [116	) ]	1,300	3,170	34,511	342

Device Research Laboratory, etc. (Moriguchi-shi, Osaka)	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, Other	R&D facilities	2,608	1,122	197 (38)		499	2	4,428	521

Production Engineering Laboratory, etc. (Kadoma-shi, Osaka)	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems	R&D facilities	5,256	1,223	2,056 (139)		40	4	8,579	1,057

Materials Research Laboratory, etc. (Soraku-gun, Kyoto)	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, Other	R&D facilities	2,443	453	3,706 (53)		0	—	6,602	110

Branch Office and Sales Office (Nakamura-ku, Nagoya-shi, etc.)	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems	Equipment for sales and marketing	17,684	533	10,469 (129 [21	) ]	61	7	28,754	4,070

Management department of Eco Solutions Company (Moriguchi-shi, Osaka, etc.)	Eco Solutions	Other facilities	27,245	3,316	26,897 (496 [65	) ]	—	47	57,505	2,111

Management department of Automotive & Industrial Systems Company, etc. (Kadoma-shi, Osaka, etc.)	Automotive & Industrial Systems	Other facilities	2,478	2,801	907 (78)		1,211	617	8,014	3,727

Head Office, etc. (Kadoma-shi, Osaka, etc.)	Automotive & Industrial Systems, Other, Corporate, etc.	Corporate administration, employee housing and welfare facilities, etc.	12,102	3,026	22,424 (499)		523	42	38,117	3,782

(2)	Domestic subsidiaries

(As of March 31, 2015)
Company	Facility (Location)	Segment	Details of major facilities and equipment	Book value (Millions of yen)						Number of employees
				Buildings	Machinery and equipment	Land (Area in thousands of m2)		Others	Total
SANYO Electric Co., Ltd.	Tokyo plant (Ora-gun, Gunma, etc.)	Appliances	Manufacturing facilities for industrial equipment, etc.	9,963	2,089	2,533 (973)		136	14,721	120
	Kasai plant (Kasai-shi, Hyogo)	Automotive & Industrial Systems	Manufacturing facilities for rechargeable batteries	11,832	18,754	2,981 (181)		710	34,277	650
	Nishikinohama / Kaizuka plant (Kaizuka-shi, Osaka)	Eco Solutions Automotive & Industrial Systems	Manufacturing facilities for solar cells and rechargeable batteries	7,891	17,601	1,294 (49)		1,644	28,430	301
	Tokushima plant (Itano-gun, Tokushima)	Automotive & Industrial Systems	Manufacturing facilities for rechargeable batteries	8,072	11,942	3,739 (177)		12,150	35,903	687

Panasonic Ecology Systems Co., Ltd	(Kasugai-shi, Aichi)	Eco Solutions	Manufacturing facilities for equipment relates to ecology system business	4,693	2,110	6,044 (237)		65	12,912	1,042

Panasonic Liquid Crystal Display Co., Ltd.	(Himeji-shi, Hyogo)	Automotive & Industrial Systems	Manufacturing facilities for LCD panels, etc.	50,799	6,455	— (361 [361	) ]	105	57,359	734

Panasonic System Networks Co., Ltd.	(Hakata-ku, Fukuoka-shi, etc.)	AVC Networks	Manufacturing facilities for information communication equipment, etc.	8,728	2,667	2,284 (294 [50	) ]	195	13,874	7,664 <383	>

Panasonic Semiconductor Solutions Co., Ltd.	(Nagaokakyo-shi, Kyoto, etc.)	Automotive & Industrial Systems	Manufacturing facilities for semiconductors, etc.	23,189	2,834	7,875 (725 [14	) ]	657	34,555	3,062

Panasonic Factory Solutions Co., Ltd.	(Kadoma-shi, Osaka, etc.)	Automotive & Industrial Systems	Manufacturing facilities for mounter, etc.	1,545	571	433 (68)		181	2,730	1,218

PanaHome Corporation	Head plant (Higashiomi-shi, Shiga)	Other	Manufacturing and logistics facilities for materials and components of housing system	2,312	1,605	5,822 (320)		45	9,784	307

	Tsukuba plant (Tsukubamirai-shi, Ibaraki)	Other	Manufacturing and logistics facilities for materials and components of housing system	1,179	957	2,990 (131)		18	5,144	219

(3)	Overseas subsidiaries

(As of March 31, 2015)
Company (Location)	Segment	Details of major facilities and equipment	Book value (Millions of yen)						Number of employees
			Buildings	Machinery and equipment	Land (Area in thousands of m2)		Others	Total
Panasonic Corporation of North America (New Jersey, U.S.A.)	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, Other, Corporate	Manufacturing and sales facilities for various electric and electronic products	6,746	4,343	1,476 (287)		765	13,330	6,140

Panasonic Avionics Corporation (California, U.S.A.)	AVC Networks	Manufacturing facilities for aircraft-in-flight entertainment systems	5,254	10,993	— (11 [4	) ]	421	16,668	3,901

Panasonic do Brasil Limitada (Amazonas, Brazil)	Appliances, AVC Networks, Automotive & Industrial Systems	Manufacturing and sales facilities for various electric and electronic products	2,849	4,054	404 (540)		81	7,388	1,921

Panasonic AVC Networks Czech s.r.o. (Plzen, Czech Republic)	AVC Networks	Manufacturing facilities for flat-panel TVs	4,744	—	237 (166)		—	4,981	950

Panasonic Asia Pacific Pte. Ltd. (Singapore)	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, Corporate	Manufacturing and sales facilities for various electric and electronic products	1,786	8,239	130 (210 [105	) ]	222	10,377	2,544

Panasonic Taiwan Co., Ltd. (New Taipei, Taiwan)	Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems	Manufacturing and sales facilities for various electric and electronic products	320	2,004	1,045 (112)		—	3,369	1,362

Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd. (Guangzhou, China)	Appliances	Manufacturing facilities for air conditioner-related products	2,004	9,439	— (126 [126	) ]	10	11,453	2,061

(Notes)	1.	The above amounts do not include the consumption tax, etc.

	2.	Some plants or offices are rented to affiliated companies. Regarding rented plants and offices to affiliated companies, the number of employees of the company, which rents the related plants or offices, are shown with parenthesis notation of < > in the “Number of employees” column.

	3.	Parenthesis notation of [ ] in the “Land” column shows the size of land rented from a party other than consolidated companies.

3.	Plans for Capital Investment, Disposals of Property, Plants and Equipment, etc.

The planned capital investment for the fiscal year ending March 31, 2016 will be 285.0 billion yen, an increase of 26% compared with the actual capital investment for the previous fiscal year, and a breakdown by segment is as follows.

Segment	Amount (Billions of yen)	Main purpose of investment	Capital resource
Appliances	55.0	Production of new products and an increase in production capacity of electric appliances for home use and video and AV equipment	Own capital, etc.

Eco Solutions	48.0	Production of new products and streamlining of electronic material, building material and solar photovoltaic system, etc.	Own capital, etc.

AVC Networks	31.0	Production of new products and streamlining of communication and security related equipment, etc.	Own capital, etc.

Automotive & Industrial Systems	133.0	Increase in production capacity of rechargeable batteries and production of new products and an increase in production capacity of automotive- and automotive infotainment-related equipment, electronic components, etc.	Own capital, etc.

Other & Corporate	18.0	Capital investment by PanaHome Corporation, and functional enhancement of regional headquarter companies and sales division	Own capital, etc.

Total	285.0	—	—

(Notes)	1.	The above amounts do not include the consumption tax, etc.

	2.	There is no plan of other material disposals or sales of principal facilities, with the exception of disposing and selling facilities due to routine upgrading.

IV	Information on the Company

1.	Information on the Company’s Stock, etc.

(1)	Total number of shares, etc.

1)	Total number of shares

Class	Total number of shares authorized to be issued (shares)
Common stock	4,950,000,000

Total	4,950,000,000

2)	Issued shares

Class	Number of shares issued as of the end of fiscal year (shares) (March 31, 2015)	Number of shares issued as of the filling date (shares) (June 26, 2015)	Stock exchange on which the Company is listed	Description
Common stock	2,453,053,497	2,453,053,497	Tokyo stock exchange (the first section) Nagoya stock exchange (the first section)	The number of shares per one unit of shares is 100 shares.

Total	2,453,053,497	2,453,053,497	—	—

(2)	Information on the stock acquisition rights, etc.

The Company issued stock acquisition rights pursuant to the Companies Act as follows.

(By resolution of the Board of Directors meeting held on July 31, 2014)

	As of the end of fiscal 2015 (March 31, 2015)	As of the end of the month previous to the filing (May 31, 2015)
Number of stock acquisition rights	2,088	2,088

Number of stock acquisition rights held by the Company	—	—

Class of shares to be acquired upon exercise of stock acquisition rights	Common stock of Panasonic	Same as left

Number of shares to be acquired upon the exercise of stock acquisition rights	208,800 shares Note 1	208,800 shares Note 1

Subscription amount to be paid upon exercise of stock acquisition	One (1) yen	Same as left

Exercise period of stock acquisition rights	From August 23, 2014 to August 22, 2044	Same as left

Issue price for shares issued through the exercise of the stock acquisition rights and the amount capitalized as common stock	Issue price : 1,055 yen Note 2 Amount capitalized as common stock Note 3	Same as left

Conditions for exercise of stock acquisition rights	Note 4	Same as left

Matters regarding transfer of stock acquisition rights	The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors.	Same as left

Matters regarding substitute payments	—	—

Matters regarding grant of stock acquisition rights accompanying reorganization	Note 5	Same as left

(Notes)	1.	The class of shares to be acquired upon exercise of the stock acquisition rights shall be common stock of Panasonic, and the number of shares to be acquired upon exercise of each stock acquisition right (the “Number of Shares Acquired”) shall be 100 shares (1 unit:100 shares); provided, however, that in the case that Panasonic conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of Panasonic; the same shall apply to all references to the share split herein) or share consolidation on and after the date on which the stock acquisition rights shall be allotted, the Number of Shares Acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one (1) share resulting from such adjustment.

		Number of Shares Acquired after adjustment = Number of Shares Acquired before adjustment
		x Ratio of share split or share consolidation

		The Number of Shares Acquired after adjustment shall become effective, in the case of a share split, on and after the day immediately following the record date of the relevant share split (if the record date is not set forth, on and after its effective date) or, in the case of a share consolidation, on and after its effective date; provided, however, that, in the event that a share split is conducted on the condition that a proposal to increase the capital or reserves by reducing the amount of surplus is approved at a general meeting of shareholders and that the record date for such share split is prior to the date of closing of such general meeting of shareholders, the Number of Shares Acquired after adjustment shall be applicable retroactively from the day immediately following the relevant record date, on and after the day immediately following the date of closing of the relevant general meeting of shareholders.

		In addition to the above, in any event that makes it necessary to adjust the Number of Shares Acquired, including a merger and company split, Panasonic may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

		When the Number of Shares Acquired is adjusted, Panasonic shall give notice of necessary matters to each holder of the stock acquisition rights registered in the register of stock acquisition rights (the “Holder”) or give public notice thereof, no later than the day immediately preceding the date on which the Number of Shares Acquired after adjustment shall become effective; provided, however, that, if Panasonic is unable to give such notice or public notice no later than the day immediately preceding such applicable date, Panasonic shall thereafter promptly give such notice or public notice.

	2.	Issue price is the total of the fair value of the stock acquisition rights in allotment date (1,054 yen per share) and the subscription amount to be paid upon exercise of stock acquisition (one (1) yen per share).

	3.	The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital Increase, etc. which is calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

	4.

(i)     During the period when the stock acquisition rights may be exercised, the Holder may exercise the stock acquisition rights on and after the day immediately following the date on which such Holder loses the status of Director, Executive Officer, Audit & Supervisory Board Member or any status equivalent thereto, of Panasonic (the “Status Losing Date”).

(ii)   Notwithstanding (i) above, the Holder may exercise the stock acquisition rights within the respective periods prescribed below if either (a) or (b) below occurs (provided that the case mentioned in (b) below excludes where the allotment of stock acquisition rights by the reorganized company to the Holder in accordance with “Matters regarding grant of stock acquisition rights accompanying reorganization” above is stipulated in a merger agreement, a share exchange agreement, or a share transfer plan):

(a) If the Status Losing Date does not occur on or before August 22, 2043:

FromAugust 23, 2043 to August 22, 2044

(b)    If proposal for approval of a merger agreement under which Panasonic shall become a dissolving company or proposal for approval of a share exchange agreement or share transfer plan under which Panasonic shall become a wholly-owned subsidiary is approved at a general meeting of shareholders (or, if a resolution of a general meeting of shareholders is not required, is approved by a resolution of the Board of Directors):

During a 15 day-period commencing from the day immediately following the date (inclusive) when the proposal is approved.

(iii) (i) and (ii) (a) above shall not be applicable to those who have succeeded to the stock acquisition rights by inheritance.

(iv) If the Holder waives the stock acquisition rights, the relevant stock acquisition rights may not be exercised thereafter.

5.	If Panasonic conducts a merger (limited to the case where Panasonic is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where Panasonic is split), or a share exchange or transfer (both, limited to the case where Panasonic becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), Panasonic shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation, the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which such absorption type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). In this case, the Remaining Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights; provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with “Numbers of shares to be acquired upon exercise of stock acquisition rights” above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in “Exercise period of stock acquisition rights” above or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in “Exercise period of stock acquisition rights” above.

(vi) Matters concerning capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights:

To be determined in accordance with “Issue price for shares issued through the exercise of the stock acquisition rights and the amount capitalized as common stock” above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Provisions concerning acquisition of stock acquisition rights:

If any of the proposals set forth in (a), (b), (c), (d) and (e) below is approved at a general meeting of shareholders of Panasonic (or, if a resolution of a general meeting of shareholders is not required, is approved by a resolution of the Board of Directors of Panasonic), Panasonic may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors:

(a) Proposal for approval of a merger agreement under which Panasonic shall become a dissolving company;

(b) Proposal for approval of split agreement or split plan under which Panasonic shall be split;

(c) Proposal for approval of a share exchange agreement or share transfer plan under which Panasonic shall become a wholly-owned subsidiary;

(d)    Proposal for approval of an amendment to the Articles of Incorporation in order to establish the provision that an acquisition by way of transfer of any shares issued or to be issued by Panasonic shall require the approval of Panasonic; and

(e)    Proposal for approval of an amendment to the Articles of Incorporation in order to establish the provision that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of Panasonic or that Panasonic may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

(ix) Conditions for exercise of stock acquisition rights:

To be determined in accordance with “Conditions for exercise of stock acquisition rights” above.

(3)	Information on moving strike convertible bonds, etc.

Not applicable.

(4)	Details of rights plans

Not applicable.

(5)	Changes in the total number of issued shares and the amount of common stock, etc.

	Change in the total number of issued shares	Balance of the total number of issued shares	Change in common stock	Balance of common stock	Change in capital reserve	Balance of capital reserve
Date	(Thousands)	(Thousands)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
August 31, 2013*	—	2,453,053	—	258,740	(568,212)	—

*	The full amount of the capital reserve was reduced and the reduced amount was allocated to other capital surplus, pursuant to Article 448, Paragraph 1 of the Companies Act.

(6)	Composition of Issued Shares by Type of Shareholders

As of March 31, 2015
Class	Status of shares (one unit of stock: 100 shares)								Number of shares less than one unit (shares)
	National and local governments	Financial institutions	Financial instruments business operators	Other institutions	Foreign shareholders		Individual and others	Total
					Non- individuals	Individuals
Number of shareholders (persons)	1	160	101	3,609	779	288	407,143	412,081	—

Share ownership (units)	1	7,010,900	370,208	1,747,219	8,066,643	4,447	7,239,548	24,438,966	9,156,897

Percentage of shares (%)	0.00	28.69	1.51	7.15	33.01	0.02	29.62	100.00	—

(Notes)	1.	Of 141,789,018 shares of treasury stock, 1,417,890 units are included in “Individual and others,” and 18 shares are included in “Number of shares less than one unit.”

	2.	Of the shares registered in the name of Japan Securities Depository Center, Inc., 121 units are included in “Other institutions,” and 9 shares are included in “Number of shares less than one unit.”

(7)	Major shareholders

As of March 31, 2015
Name	Address	Share ownership (in thousands of shares)	Percentage of total issued shares (%)
Japan Trustee Services Bank, Ltd. (trust account) Note 2	8-11, Harumi 1-chome, Chuo-ku, Tokyo	140,734	5.73

The Master Trust Bank of Japan, Ltd. (trust account) Note 3	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	118,120	4.81

State Street Bank and Trust Co. (Standing proxy: The Hongkong and Shanghai Banking Corporation, Ltd., Tokyo)	One Lincoln Street, Boston MA USA 02111 (11-1, Nihombashi 3-chome, Chuo-ku, Tokyo)	83,213	3.39

Nippon Life Insurance Company	5-12, Imabashi 3-chome, Chuo-ku, Osaka-shi, Osaka	69,056	2.81

Panasonic Corporation Employee Shareholding Association	1006, Oaza Kadoma, Kadoma-shi, Osaka	44,815	1.82

Sumitomo Life Insurance Co.	4-35, Shiromi 1-chome, Chuo-ku, Osaka-shi, Osaka	37,408	1.52

The Bank of New York Mellon SA/NV 10 (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Rue Montoyerstraat 46, 1000 Brussels, Belgium (7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo)	32,794	1.33

Matsushita Real Estate Co., Ltd.	6-8, Koraibashi 1-chome, Chuo-ku, Osaka-shi, Osaka	29,121	1.18

State Street Bank West Client—Treaty 505234 (Standing proxy: Mizuho Bank, Ltd.)	1776 Heritage Drive,North Quincy, MA 02171, U.S.A. (5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo)	28,911	1.17

Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo	28,512	1.16

Total	—	612,688	24.97

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.

	2.	The number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by Sumitomo Mitsui Trust Holdings, Inc. and other corporations, which have been originally entrusted in their trust services.

	3.	The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted in their trust services.

	4.	The Company has 141,789 thousands shares of treasury stock, 5.78% of the total number of issued shares.

5.	Amendment to Report of Possession of Large Volume was submitted by Dodge & Cox dated November 21, 2014. Panasonic Corporation can not confirm the actual status of shareholdings as of the end of fiscal 2015.

The shareholding status of the report as of November 14, 2014 is as follows.

Name of Shareholder	Number of share certificates, etc. held (in thousands of shares)	Percentage of share certificates held (%)
Dodge & Cox	89,533	3.65
Total	89,533	3.65

(8)	Information on voting rights

1)	Total number of shares issued

As of March 31, 2015
Classification	Number of shares (shares)	Number of voting rights	Description
Shares without voting right	—	—	—
Shares with restricted voting right (treasury stock, etc.)	—	—	—
Shares with restricted voting right (others)	—	—	—
Shares with full voting right (treasury stock, etc.)	(Treasury stock) Common stock 141,789,000	—	Standard common stock of the Company without any restriction
	(Crossholding stock) Common stock 14,895,900	—	Same as above
Shares with full voting right (others)	Common stock 2,287,211,700	22,872,117	Same as above
Shares less than one unit	Common stock 9,156,897	—	Shares less than one unit (100 shares)
Number of issued shares	2,453,053,497	—	—
Total number of voting rights	—	22,872,117	—

(Notes)	1.	12,100 shares (121 units) and 9 shares registered in the name of Japan Securities Depository Center, Inc. are included in “Shares with full voting right (others)” and “Shares less than one unit,” respectively.

	2.	Treasury stock and crossholding stock described below are included in “Shares less than one unit”
		Treasury stock : Panasonic Corporation (18 shares)
		Crossholding stock : Panasonic Employee Cooperation Society, Inc. (7 shares), Tomita Electric Co., Ltd. (77 shares), Asahi Plating Co., Ltd. (71 shares), Osaka National Electric Works Co., Ltd. (50 shares), AC Techno SANYO Co., Ltd. (75 shares)

2)	Treasury stock, etc.

As of March 31, 2015
Name of shareholder	Address	Number of shares held under own name (shares)	Number of shares held under the name of others (shares)	Total shares held (Shares)	Percentage of total issued shares (%)
(Treasury stock)
Panasonic Corporation	1006, Oaza Kadoma, Kadoma-shi, Osaka	141,789,000	—	141,789,000	5.78

(Crossholding stock)
Panasonic Employee Cooperation Society, Inc.	1006, Oaza Kadoma, Kadoma-shi, Osaka	14,798,800	—	14,798,800	0.60
Tomita Electric Co., Ltd.	2479, Hongo Yoshidaaza Oaza Oizumimachi, Oura-gun, Gunma	46,900	—	46,900	0.00
Asahi Plating Co., Ltd.	5-16, Shinmori 4-chome, Asahi-ku, Osaka-shi, Osaka	23,400	—	23,400	0.00
STC Co., Ltd.	1038, Hinodecho, Isesaki-shi, Gunma	11,500	—	11,500	0.00
Osaka National Electric Works Co., Ltd.	7-21, Imagawa 8-chome, Higashisumiyoshi-ku, Osaka-shi, Osaka	9,200	—	9,200	0.00
AC Techno SANYO Co., Ltd.	597-1, Nisshincho 3-chome, Kita-ku, Saitama-shi, Saitama	5,100	—	5,100	0.00
Sanin Panasonic Corporation	416, Watarihashicho, Izumo-shi, Shimane	1,000	—	1,000	0.00

Crossholding stock Total	—	14,895,900	—	14,895,900	0.60

Total	—	156,684,900	—	156,684,900	6.38

(9)	Details of stock option plans

Panasonic Corporation adopts the stock option plan. Under this plan, the Company issues stock acquisition rights in accordance with the Companies Act as follows.

(By resolution of the Ordinary General Meeting of Shareholders held on June 26, 2014 and the Board of Directors meeting held on July 31, 2014)

Pursuant to the provisions of Articles 361 of the Companies Act, the Company approved remuneration of its Directors (excluding Outside Directors) relevant to Stock Acquisition Rights as Stock-Type Compensation Stock Options by a resolution of the Ordinary General Meeting of Shareholders held on June 26, 2014 and the Board of Directors meeting held on July 31, 2014.

Resolution date	June 26, 2014 and July 31, 2014
Category and number of persons granted	Directors of the Company (excluding Outside Directors) : 13 Executive Officers and certain other officers (excluding Directors who concurrently serve as Executive officers) : 14
Class of share to be acquired upon the exercise of stock acquisition rights	As noted in (2) Information on the stock acquisition rights, etc.
Number of shares	Same as above
Subscription amount to be paid upon exercise of stock acquisition	Same as above
Exercise period of stock acquisition rights	Same as above
Conditions for exercise of stock acquisition rights	Same as above
Matters regarding transfer of stock acquisition rights	Same as above
Matters regarding substitute payments	Same as above
Matters regarding grant of stock acquisition rights accompanying reorganization	Same as above

2.	Information on Acquisition of Treasury Stock, etc.

Class of shares

Acquisition of common stock under Article 155, Item 7 of the Companies Act and acquisition of common stock under Article 155, Item 13 of the Companies Act.

(1)	Acquisition of treasury stock resolved at the general meeting of shareholders

Not applicable.

(2)	Acquisition of treasury stock resolved at the Board of Directors meetings

Not applicable.

(3)	Details of acquisition of treasury stock not based on the resolutions of the general meeting of shareholders or the Board of Directors meetings

Classification	Number of shares (shares)	Total amount (yen)
Treasury stock acquired during the fiscal year ended March 31, 2015	298,329	425,205,911
Treasury stock acquired during the current period	19,011	31,269,881

(Note)	With regard to “Treasury stock acquired during the current period,” the number of treasury stock acquired due to requests to purchase stock less than one unit shares from June 1, 2015 to the filing date is not included.

(4)	Status of the disposition and holding of acquired treasury stock

Classification	Fiscal year ended March 31, 2015		Current period
	Number of shares (shares)	Total disposition amount (yen)	Number of shares (shares)	Total disposition amount (yen)
Acquired treasury stock which was offered to subscribers	—	—	—	—
Acquired treasury stock which was canceled	—	—	—	—
Acquired treasury stock which was transferred due to merger, share exchange or company split	—	—	—	—
Others (Acquired treasury stock which was sold due to requests from shareholders holding shares less than one unit shares to sell additional shares)	5,607	9,801,810	857	1,497,780

Total numbers of treasury stock held	141,789,018	—	141,807,172	—

(Note)	With regard to “Number of shares (shares)” and “Total disposition amount (yen)” of the current period, the number of treasury stock which was sold due to requests from shareholders holding less than one unit shares to sell additional shares from June 1, 2015 to the filing date and that of treasury stock acquired due to purchase requests from shareholders holding shares less than one unit shares from June 1, 2015 to the filing date are not included.

3.	Dividend Policy

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation.

Panasonic pays dividends twice a year, an interim and a year-end. Dividends are resolved at the Board of Directors meeting under articles of incorporation.

In view of this basic policy as well as its current financial position, Panasonic expects to pay an annual dividend of 18 yen per share for fiscal 2015, which includes the interim dividend of 8 yen per share combined with a year-end dividend of 10 yen per share.

The Company will utilize its internal reserve funds for further enhancing the management structure and future business development.

Dividends for the 108th term are as follows.

Resolution date	Total amount of dividends (Millions of yen)	Dividends per share (Yen)
The Board of Directors meeting held on October 31, 2014	18,492	8.0
The Board of Directors meeting held on April 28, 2015	23,113	10.0

4.	Stock Prices

(1)	Highest and lowest stock prices in the recent five fiscal years

Fiscal year	104th business term	105th business term	106th business term	107th business term	108th business term
Year end	March 2011	March 2012	March 2013	March 2014	March 2015
Highest (yen)	1,480	1,070	781	1,408	1,614.0
Lowest (yen)	826	582	376	594	1,030

(Note)	The stock prices are market prices on the first section of the Tokyo Stock Exchange.

(2)	Highest and lowest stock prices in the recent six months

Month	October 2014	November 2014	December 2014	January 2015	February 2015	March 2015
Highest (yen)	1,312.0	1,532.5	1,610.0	1,435.5	1,497.5	1,614.0
Lowest (yen)	1,130.0	1,372.0	1,402.5	1,293.0	1,298.0	1,478.0

(Note)	The stock prices are market prices on the first section of the Tokyo Stock Exchange.

5.	Member of the Board of Directors and Audit & Supervisory Board Members

21 men, 1 woman (ratio of the women of the Member of the Board of Directors and Audit & Supervisory Board Members is 4.5%.)

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)

Chairman of the Board of Directors		Shusaku Nagae	January 30, 1950	Apr. 1972	Joined Matsushita Electric Works, Ltd. (MEW);	Note 5	245
				Dec. 2004	Managing Executive Officer, MEW;
				June 2007	Managing Director, MEW;
				June 2010	President, Panasonic Electric Works Co., Ltd. (former MEW);
				Apr. 2011	Senior Managing Executive Officer of the Company / In charge of Lighting Company and Panasonic Ecology Systems Co., Ltd.;
				Jan. 2012	In charge of Solution Business / President, Eco Solutions Company;
				June 2012	Executive Vice President of the Company / In charge of Corporate Division for Promoting Energy Solution Business;
				June 2013	Chairman of the Board of Directors (incumbent).

Vice Chairman of the Board of Directors		Masayuki Matsushita	October 16, 1945	Apr. 1968	Joined the Company;	Note 5	127,231
				Oct. 1981	General Manager, Washing Machine Business Unit;
				Feb. 1986	Director of the Company;
				June 1990	Managing Director of the Company;
				June 1992	Senior Managing Director of the Company;
				Aug. 1993	Division Director, Corporate Industrial Marketing & Sales Division;
				July 1995	In charge of Overseas Operations;
				June 1996	Executive Vice President of the Company;
				June 2000	Vice Chairman of the Board of Directors (incumbent).

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)
President and Director		Kazuhiro Tsuga	November 14, 1956	Apr. 1979	Joined the Company;	Note 5	538
				June 2001	Director, Multimedia Development Center;
				June 2004	Executive Officer of the Company / In charge of Digital Network & Software Technology;
				Apr. 2008	Managing Executive Officer of the Company / President, Panasonic Automotive Systems Company;
				Apr. 2011	Senior Managing Executive Officer of the Company / President, AVC Networks Company;
				June 2011	Senior Managing Director of the Company;
				June 2012	President of the Company (incumbent).

Executive Vice President and Director	In charge of Strategic Regions	Yoshihiko Yamada	May 11, 1951	Apr. 1974	Joined the Company;	Note 5	542
				Apr. 2003	Vice President, Panasonic AVC Networks Company / Director, System Solutions Business Group;
				June 2004	Executive Officer of the Company / Director, Corporate Management Division for North America / Chairman, Matsushita Electric Corporation of America;
				Apr. 2007	Managing Executive Officer of the Company;
				Apr. 2010	In charge of Industrial Sales;
				June 2010	Managing Director of the Company;
				Apr. 2011	Senior Managing Director of the Company;
				Jan. 2012	In charge of Industrial Devices Business;
				Apr. 2013	President, Automotive & Industrial Systems Company;
				Apr. 2014	Executive Vice President of the Company (incumbent) / In charge of Strategic Regions (incumbent).

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)

Executive Vice President and Director	In charge of Japan Region, Customer Satisfaction, and Design	Kazunori Takami	June 12, 1954	Apr. 1978	Joined the Company;	Note 5	285
				June 2002	Director, Matsushita Refrigeration Company;
				Apr. 2005	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products / Director, Corporate Marketing Division for National Brand Home Appliances;
				Apr. 2006	Executive Officer of the Company;
				Apr. 2008	Managing Executive Officer of the Company;
				Apr. 2009	President, Home Appliances Company (currently Appliances Company) / In charge of Lighting Company;
				June 2009	Managing Director of the Company;
				Apr. 2012	Senior Managing Director of the Company;
				Apr. 2015	Executive Vice President of the Company (incumbent) /In charge of Japan Region (incumbent), Customer Satisfaction (incumbent), and Design (incumbent).

Senior Managing Director	In charge of Accounting and Finance	Hideaki Kawai	September 1, 1954	Apr. 1977	Joined the Company;	Note 5	747
				July 2004	General Manager, Corporate Finance & IR Group;
				Apr. 2008	Executive Officer of the Company;
				Apr. 2011	Managing Executive Officer of the Company / General Manager, Corporate Planning Group;
				June 2012	Managing Director of the Company / In charge of Accounting and Finance (incumbent);
				Apr. 2014	Senior Managing Director of the Company (incumbent).

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)

Senior Managing Director	In charge of Technology and Intellectual Property	Yoshiyuki Miyabe	December 5, 1957	Apr. 1983	Joined the Company;	Note 5	514
				Jan. 2003	Manager, R&D Planning Office;
				Apr. 2008	Executive Officer of the Company / In charge of Digital Network & Software Technology;
				Apr. 2011	Managing Executive Officer of the Company / In charge of Technology;
				June 2011	Managing Director of the Company;
				Oct. 2012	In charge of Intellectual Property;
				Apr. 2013	President, AVC Networks Company;
				Apr. 2014	Senior Managing Director of the Company (incumbent);
				Apr. 2015	In charge of Technology (incumbent) and Intellectual Property (incumbent).

Senior Managing Director	President, Automotive & Industrial Systems Company	Yoshio Ito	March 18, 1953	Apr. 1973	Joined the Company;	Note 5	313
				Apr. 2006	Vice President, Panasonic AVC Networks Company / Director, System Business Group;
				Apr. 2009	Executive Officer of the Company / President, Lighting Company;
				Jan. 2013	President, Industrial Devices Company / President, Energy Company;
				Apr. 2013	Managing Executive Officer of the Company;
				Apr. 2014	Senior Managing Executive Officer of the Company / President, Automotive & Industrial Systems Company (incumbent);
				June 2014	Senior Managing Director of the Company (incumbent).

Senior Managing Director	President, Eco Solutions Company	Tamio Yoshioka	March 25, 1955	Apr. 1977	Joined Matsushita Electric Works, Ltd. (MEW);	Note 5	183
				Apr. 2006	Executive Officer, MEW;
				June 2011	Director, Panasonic Electric Works Co., Ltd. (former MEW);
				Apr. 2013	Senior Managing Officer, Eco Solutions Company;
				June 2013	Director of the Company / President, Eco Solutions Company (incumbent);
				Apr. 2014	Senior Managing Director of the Company (incumbent).

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)
Managing Director	Director, Government and External Relations Division Representative in Tokyo	Takashi Toyama	September 28, 1955	Apr. 1978	Joined the Company;	Note 5	433
				Apr. 2006	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division;
				Apr. 2007	Executive Officer of the Company;
				Jan. 2010	President, System Networks Company / President, Panasonic System Networks Co., Ltd.;
				June 2010	Director of the Company;
				Apr. 2011	Managing Director of the Company (incumbent) / President, Systems & Communications Company;
				June 2012	In charge of Planning and Information Systems;
				Oct. 2013	Director, Government and External Relations Division (incumbent);
				Apr. 2014	Representative in Tokyo (incumbent).

Managing Director	In charge of Human Resources, General Affairs, Social Relations, Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management, Facility Management	Jun Ishii	March 24, 1956	Apr. 1979	Joined the Company;	Note 5	325
				June 2003	General Manager, Corporate Planning Group;
				Apr. 2007	Executive Officer of the Company;
				Apr. 2012	Managing Executive Officer of the Company;
				Apr. 2013	Director, Government and External Relations Division;
				Oct. 2013	In charge of Human Resources (incumbent);
				Apr. 2014	In charge of Legal Affairs, (incumbent) / In charge of Risk Management, Information Security and Business Ethics / In charge of Information Systems;
				June 2014	Managing Director of the Company (incumbent);
				Apr. 2015	In charge of General Affairs, Social Relations (incumbent) / In charge of Fair Business & Compliance, Corporate Governance, Risk Management (incumbent) / In charge of Facility Management (incumbent).

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)
Managing Director	President, AVC Networks Company	Yasuji Enokido	June 30, 1960	Apr. 1983	Joined the Company;	Note 5	49
				June 2012	Managing Officer and Director, Business Solutions Business Group, AVC Networks Company;
				Apr. 2013	Executive Officer of the Company;
				Apr. 2015	Managing Executive Officer of the Company; President, AVC Networks Company (incumbent);
				June 2015	Managing Director of the Company (incumbent).

Managing Director	In charge of Planning	Mototsugu Sato	October 17, 1956	Apr. 1979	Joined Matsushita Electric Works, Ltd. (MEW);	Note 5	59
				Apr. 2008	Executive Officer, MEW;
				Apr. 2011	Senior Executive Officer, Panasonic Electric Works Co., Ltd. (former MEW);
				Oct. 2013	Executive Officer of the Company / In charge of Planning (incumbent);
				June 2014	Director of the Company;
				Apr. 2015	Managing Director of the Company (incumbent).

Managing Director	President, Appliances Company	Tetsuro Homma	October 28, 1961	Apr. 1985	Joined the Company;	Note 5	76
				June 2012	General Manager, Corporate Planning Group of the Company;
				Oct. 2013	Executive Officer of the Company;
				Apr. 2015	Managing Executive Officer of the Company/ President, Appliances Company (incumbent);
				June 2015	Managing Director of the Company (incumbent).

Director		Masayuki Oku	December 2, 1944	June 2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Sumitomo Mitsui Financial Group, Inc. (incumbent);	Note 5	10
				June 2008	Director of the Company (incumbent).

Director		Yoshinobu Tsutsui	January 30, 1954	Apr. 2011	President, Nippon Life Insurance Company (incumbent);	Note 5	—
				June 2015	Director of the Company (incumbent).

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)
Director		Hiroko Ota	February 2, 1954	Sep. 2006	The minister of Japan’s Economic and Fiscal Policy;	Note 5	50
				Aug. 2008	Professor of National Graduate Institute for Policy Studies (incumbent);
				June 2013	Director of the Company (incumbent).

Senior Audit & Supervisory Board Member		Seiichiro Sano	November 20, 1952	Apr. 1977	Joined SANYO Electric Co., Ltd. (SANYO);	Note 6	72
				Apr. 2005	Officer, SANYO;
				Apr. 2007	President, SANYO;
				June 2007	Executive Director & President, SANYO;
				Apr. 2011	Senior Managing Executive Officer of the Company;
				Jan. 2012	In charge of Special Task;
				June 2012	Senior Audit & Supervisory Board Member of the Company (incumbent).

Senior Audit & Supervisory Board Member		Hirofumi Yasuhara	August 28, 1956	Apr. 1979	Joined the Company;	Note 7	—
				June 2008	Director, PanaHome Corporation;
				June 2012	Representative Director, PanaHome Corporation;
				June 2014	Senior Audit & Supervisory Officer (non-statutory, full-time), Automotive & Industrial Systems Company of Panasonic Corporation;
				June 2015	Senior Audit & Supervisory Board Member of the Company (incumbent).

Audit & Supervisory Board Member		Yoshio Sato	August 25, 1949	July 2007	President and Director, Representative Executive Officer (Representative Director) of Sumitomo Life Insurance Company;	Note 8	—
				July 2011	President and Representative Director, Chief Executive Officer of Sumitomo Life Insurance Company;
				Apr. 2014	Chairman and Representative Director of Sumitomo Life Insurance Company (incumbent);
				June 2014	Audit & Supervisory Board Member of the Company (incumbent).

Position	Responsibility	Name	Date of birth	Brief personal records		Term of office	Share ownership (100 shares)

Audit & Supervisory Board Member		Ikuo Hata	August 6, 1931	Apr. 1957	Appointed to the Bench;	Note 6	—
				Apr. 1992	President of the Osaka District Court;
				Sep. 1995	Registered as Attorney at law (member of Osaka Bar Association) (incumbent);
				June 1998	Vice President of the Japan Federation of Conciliation Associations;
				July 2001	Member of the Supreme Court’s Building-Related Litigation Commission;
				June 2004	Audit & Supervisory Board Member of the Company (incumbent).

Audit & Supervisory Board Member		Toshio Kinoshita	April 12, 1949	July 1983	Registered as Certified Public Accountant (Japan) (incumbent);	Note 8	—
				June 1994	Senior Partner of Chuo Audit Corporation (now MISUZU Audit Corporation);
				July 1998	Managing Partner for Japanese Business Network of PricewaterhouseCoopers LLP National Office;
				July 2007	Chief Executive of The Japanese Institute of Certified Public Accountants;
				July 2013	Council Member of The Japanese Institute of Certified Public Accountants (incumbent);
				June 2014	Audit & Supervisory Board Member of the Company (incumbent).

Total							131,675

(Notes)

1. These with the title of Senior Managing Director or above are Representative Directors.

2. “Share ownership” of less than 100 shares has been omitted.

3. Masayuki Oku, Yoshinobu Tsutsui and Hiroko Ota are outside directors.

4. Yoshio Sato, Ikuo Hata and Toshio Kinoshita are outside Audit & Supervisory Board Members.

5.     The term of office of Directors, which started of the conclusion of the Ordinary General Meeting of Shareholders for the year ended March 31, 2015, shall expire at the conclusion of the Ordinary General Meeting of Shareholders for the year ending March 31, 2016.

6.     The term of office of Seiichiro Sano and Ikuo Hata, Audit & Supervisory Board Members, which started of the conclusion of the Ordinary General Meeting of Shareholders for the year ended March 31, 2012, shall expire at the conclusion of the Ordinary General Meeting of Shareholders for the year ending March 31, 2016.

7.     The term of office of Hirofumi Yasuhara, Audit & Supervisory Board Member, which started of the conclusion of the Ordinary General Meeting of Shareholders for the year ended March 31, 2015 shall expire at the conclusion of the Ordinary General Meeting of Shareholders for the year ending March 31, 2019.

8.     The term of office of Yoshio Sato and Toshio Kinoshita, Audit & Supervisory Board Members, which started of the conclusion of the the Ordinary General Meeting of Shareholders for the year ended March 31, 2014, shall expire at the conclusion of the Ordinary General Meeting of Shareholders for the year ending March 31, 2018.

9.     Effective June 27, 2003, Panasonic’s Executive Officer System was introduced to address the diversity of business operations over the entire Group through delegation of authority and to help integrate the comprehensive strengths of all Group companies. Directors who concurrently serve as Executive officers are not included in the following list

Position	Name	Responsibility
Managing Executive Officer	Laurent Abadie	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

Managing Executive Officer	Yorihisa Shiokawa	Regional Head for Latin America President, Panasonic Latin America President, Panasonic Marketing Latin America

Managing Executive Officer	Mamoru Yoshida	Senior Vice President, Appliances Company President, Air-Conditioner Company In charge of TV Business

Managing Executive Officer	Joseph Taylor	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America

Managing Executive Officer	Hidetoshi Osawa	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China

Managing Executive Officer	Yukio Nakashima	Senior Vice President, Appliances Company Director, Consumer Marketing Sector for Japan Region Director, Consumer Marketing Division (Japan)

Managing Executive Officer	Masahisa Shibata	Senior Vice President, Automotive & Industrial Systems Company In charge of Automotive Business

Managing Executive Officer	Makoto Kitano	Senior Vice President, Eco Solutions Company In charge of BtoB Solutions Business Director, Lighting Business Division

Executive Officer	Toshiyuki Takagi	In charge of Manufacturing Innovation, Quality Administration and Environmental Affairs

Executive Officer	Masahiro Ido	In charge of Solution Sales Director, Tokyo Olympic & Paralympic Enterprise Division

Executive Officer	Satoshi Takeyasu	In charge of Corporate Communications

Executive Officer	Paul Margis	Vice President, AVC Networks Company In charge of Avionics Business Director, Avionics Business Division

Executive Officer	Junichiro Kitagawa	In charge of Consumer Business for Europe & CIS Region

Executive Officer	Daizo Ito	Regional Head for India, South Asia, Middle East and Africa President, Panasonic India Pvt. Ltd.

Executive Officer	Shinji Sakamoto	Vice President, Automotive & Industrial Systems Company In charge of Energy Business

Executive Officer	Yuki Kusumi	Vice President, Appliances Company In charge of Home Appliances & Entertainment Business Director, Home Entertainment Business Division

Executive Officer	Yoshiyuki Iwai	Vice President, Eco Solutions Company In charge of Business Development and Intelligence & Liaison

Executive Officer	Makoto Ishii	In charge of Information Systems and Logistics

Position	Name	Responsibility
Executive Officer	Toru Nishida	Regional Head for Southeast Asia and Oceania Managing Director, Panasonic Asia Pacific Pte. Ltd. Managing Director, Panasonic Consumer Marketing Asia Pacific

Executive Officer	Kazuhiro Murata	Vice President, Eco Solutions Company Director, Marketing Division

Executive Officer	Hiroyuki Aota	Vice President, Automotive & Industrial Systems Company In charge of Factory Solutions Business Director, Smart Factory Solutions Business Division President, Panasonic Factory Solutions Co., Ltd.

Executive Officer	Masaki Arizono	In charge of Solutions Business for Europe & CIS Region Vice President, AVC Networks Company Managing Director, Panasonic System Communications Company Europe, Panasonic Marketing Europe GmbH

Executive Officer	Masashi Yamada	Vice President, Eco Solutions Company Director, Housing Systems Business Division In charge of AGE-FREE Business

Executive Officer	Michiko Ogawa	In charge of Technics Brand Managing Officer, Appliances Company General Manager, Technics Business Promotion, Home Entertainment Business Division

Executive Officer	Hirotoshi Uehara	Vice President, Automotive & Industrial Systems Company Director, Automotive Infotainment Systems Business Division

6.	Corporate Governance, etc.

This section includes the matters of consolidated companies. This section refers to the matters as of June 26, 2015, the date of the filing of this annual securities report, unless otherwise indicated.

(1)	Corporate Governance

1)	Basic Policy of Corporate Governance

Under its basic philosophy “A company is a public entity of society,” the Company has long been committed to corporate governance. The Company’s corporate governance system is based on the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and Audit & Supervisory Board Members (A&SBMs) and the Audit & Supervisory Board (A&SB), which are independent from the Board of Directors and responsible for auditing the performance of duties by Directors.

Each of thirty-seven (37) business divisions as basic management unit, autonomously manages R&D, production and sales as well as its cash and profit on a global basis. The Company introduced divisional company system in order to support the business divisions. In addition, four (4) Divisional Companies (Appliances, Eco Solutions, AVC Networks and Automotive & Industrial Systems) support the business division’s evolution and change in each responsible area and take a leading role for growth strategy. Also the Company established Corporate Strategy Head Office, which is responsible for enhancement of corporate value by formulating mid- and long-term group-wide strategy. In addition, The Company incorporated Professional Business Support Sector which specialized group-wide management control functions with high expertise and management perspective, such as legal, internal control and compliance. Also the Company established Technology & Design Sector which supervises group-wide cutting-edge technology, manufacturing technology and design in order to increase added value on businesses.

The Company has established the following corporate governance system suitable for the Company’s business structure based on the four (4) Divisional Companies and thirty-seven (37) business divisions.

2)	Corporate Governance Structure

<The Board of Directors and Executive Officer System>

The Company’s Board of Directors is composed of seventeen (17) Directors including three (3) Outside Directors. In accordance with the Companies Act of Japan and related laws and ordinances (collectively, the “Companies Act”), the Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors.

The Company has an optimum management and governance structure tailored to four (4) Divisional Company-based management structures. Under this structure, the Company has empowered each of four (4) Divisional Companies and business divisions through delegation of authority. At the same time, the Company employs an Executive Officer system to provide for the execution of business at its various domestic and overseas Group companies. This system facilitates the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. The Company has twenty-five (25) Executive Officers (excluding those who concurrently serve as Directors), which include senior managements of each of four (4) Divisional Companies, senior officers responsible for certain foreign regions and officers responsible for corporate functions.

In addition, in order to ensure swift and strategic decision-making, along with sound and appropriate monitoring at the same time, the Board of Directors, as a decision-making body for Group-wide matters, concentrates on decisions about the corporate strategies and the supervision of the four (4) Divisional Companies. Taking into consideration the diversified scope of its business operations, the Company has opted to maintain a system where Executive Officers, who are most familiar with the specifics of the operations, take an active part in the Board of Directors. Moreover, to clarify the responsibilities of Directors and create a more dynamic organization of the Board of Directors, the Company has limited the term of each Director to one year.

<Audit & Supervisory Board Members (A&SBMs) and Audit & Supervisory Board (A&SB)>

Pursuant to the Companies Act, the Company has elected A&SBMs and established A&SB, made up of A&SBMs. The A&SBMs and A&SB monitor the status of corporate governance and audit the day-to-day activities of management, including the performance of duties by Directors. The Company has five (5) A&SBMs, including three (3) Outside A&SBMs. Additionally, the Company elected A&SBMs who have substantial finance and accounting knowledge. A&SBMs participate in the general meetings of shareholders and the Board of Directors, receive reports from Directors, Executive Officers, employees and Accounting Auditors, and exercise other auditing authority granted to A&SBMs under the law. Full-time Senior A&SBMs also attend important meetings and conduct visiting audits to business offices in order to ensure effective audits. In order to augment the internal auditing functions in the Group, the Company assigns ten (10) full-time Audit & Supervisory Officers (A&SOs), who directly report to the Senior A&SBMs of the Company, to the four (4) Divisional Companies, etc. The Company also inaugurated regular Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting (comprising a total of twelve (12) members, of which two (2) are Senior A&SBMs of the Company and ten (10) are A&SOs of the Divisional Companies ) chaired by the Senior A&SBM of the Company and the Panasonic Group Audit & Supervisory Board Members’ Meeting (comprising a total of thirty-three (33) members, of which two (2) are Senior A&SBMs of the Company, ten (10) are A&SOs of Divisional Company, etc. and twenty-one (21) are A&SBMs of the Group Companies) to enhance coordination among the Company’s A&SBMs, A&SOs of the Divisional Companies and audit & supervisory board members of the Group companies, for effective functioning of the entire group corporate governance structure. In addition, in the course of the performance of their duties, A&SBMs maintain close contacts with the Internal Audit Department and other departments, which perform business audits and internal control audits, to ensure the efficiency of audits. A&SBMs regularly receive from the Internal Audit Department and other sections regular reports regarding the status involving the internal control system and results of audits. A&SBMs may request the Internal Audit Group or Accounting Auditors to conduct an investigation, if necessary. Also, in order to enhance the effectiveness of the audits conducted by A&SBMs and to ensure the smooth implementation of audits, the Company has established a A&SBM’s Office with seven (7) full-time staff under the direct control of the A&SB.

Mr. Hirofumi Yasuhara, a Senior A&SBM of the Company, has substantial finance and accounting knowledge, having held the position of Representative Director and Senior Managing Executive Officer, in charge of Control Group, at PanaHome Corporation which is a subsidiary of the Company. Mr. Toshio Kinoshita, Outside A&SBM of the Company, has substantial finance and accounting knowledge, having held the career experiences with a corporate accounting in global companies in Japan and overseas for long periods as a certified public accountant.

All of the Outside Directors and Outside A&SBMs are notified to the Japanese stock exchanges as “independent directors/audit & supervisory board members” defined in article 436, paragraph 2 of Securities Listing Regulations of the Tokyo Stock Exchange and are unlikely to have any conflict of interests with Panasonic’s shareholders.

<Group Strategy Meeting>

In July 2012, the Company established the Group Strategy Meeting to discuss and set a direction of the Company’s mid-term and long-term strategies and certain important issues. The meeting is generally held twice a month. The attendees consist of approximately ten (10) people in managerial positions called as the Group Management Team and include the President and the presidents of four (4) Divisional Companies. The officers of related businesses and functions also join the meeting, depending on the matter to be discussed. For further swift and efficient decision making, the Company integrated Group Executive Committee for Deliberating Important Matters, which had a role to complement and strengthen Group Strategy Meeting, to Group Strategy Meeting in August 2014.

Corporate Governance Structure

(Functions of the Board of Directors, Executive Officers and Audit & Supervisory Board, etc.)

3)	Basic Policy on Internal Control Systems and Status of the Development of the System

The Company’s Board of Directors made the following resolution concerning the Company’s basic policy regarding the development of internal control systems. It was decided at the Board of Directors’ meeting held on February 3, 2015 that this basic policy should be continued with some changes made to it to reflect revisions to the Companies Act and related laws and regulations. The details are as follows:

<Basic Policy Regarding the Development of Internal Control Systems>

(a)	System for ensuring legal compliance in the performance of Directors’ duties

The Company shall ensure legal compliance in the performance of Directors’ duties by developing effective corporate governance and monitoring systems, as well as by ensuring total compliance awareness among Directors.

(b)	System for retention and management of information pertaining to the performance of Directors’ duties

The Company shall properly retain and manage information on the performance of Directors’ duties in accordance with all applicable laws and regulations and the internal rules of the Company.

(c)	Rules and other measures for financial risk management

The Company shall establish rules for risk management, and identify material risk through assessment of risks affecting management of the business. The Company shall also take countermeasures against each material risk, while monitoring the progress of such countermeasures with the aim of seeking continual improvement.

(d)	System for ensuring efficiency of the performance of Directors’ duties

The Company shall ensure efficiency in the performance of Directors’ duties by clarifying business goals through business plans and other measures, and examining progress towards achievement of such goals, while seeking to expedite decision-making.

(e)	System for ensuring compliance with applicable laws in the performance of employees’ duties

The Company shall seek to increase employees’ awareness of compliance issues by clarifying the Company’s compliance policy. The Company shall also ensure legal compliance in the performance of employees’ duties by developing effective monitoring systems.

(f)	System for ensuring the properness of operations across the Panasonic Group

While respecting the autonomy of each Group company’s management practices, the Company shall fully ensure that Group companies adhere to the Company’s management policy, management philosophy and basic policy regarding the development of internal control systems, and shall develop a system for reporting to the Company to thoroughly ensure proper operations of the Panasonic Group as a whole.

(g)	Employees who assist A&SBMs in auditing, and such employees’ independence from Directors

The Company shall establish a body independent from Directors, tasked with enhancing the effectiveness of audits by A&SBMs and facilitating the smooth performance of audits.

(h)	Ensuring effectiveness of instructions given by A&SBMs to employees who assist A&SBMs

Staff members assisting the A&SBMs, while still subject to the internal rules of the Company, shall be under the instruction and supervision of the respective A&SBMs, and personnel-related matters shall be undertaken upon prior discussion with A&SBMs.

(i)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SBMs

The Company shall ensure opportunities and systems that enable Directors, employees and other staffs of the Company and Group companies to properly report to the respective A&SBMs, and moreover shall ensure opportunities and systems that enable audit & supervisory officers, who are non-statutory full-time auditors, of Divisional Companies and other such bodies, and A&SBMs of Group companies to report to the Company’s A&SBMs.

(j)	System for ensuring that parties who have reported to A&SBMs do not incur unfavorable treatment as a consequence of such reporting

In ensuring opportunities and systems for Company and Group company employees and other staffs to report to A&SBMs, the Company shall make sure that employees and other staffs who have duly reported do not incur unfavorable treatment as a consequence of such reporting.

(k)	Policy on management of expenses and debt incurred in execution of A&SBM duties

The Company shall calculate budgets on an annual basis for expenses arising with respect to the execution of duties of A&SBMs to ensure effectiveness of audits, and moreover shall provide prepayment or reimbursement in accordance with laws and regulations with respect to expenses incurred beyond amounts budgeted.

(l)	Other systems for ensuring effective performance of audits by the A&SBMs

The Company shall have audit & supervisory officers assigned to Divisional Companies and other such entities to assist with audits by A&SBMs. Moreover, the Company shall develop a system enabling effective performance of audits, in accordance with the Audit Plan established by the A&SBMs each year.

<Status of Basic Policy Implementation in the Company

(a)	System for ensuring legal compliance in the performance of Directors’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and the Code of Ethics for Directors and Executive Officers, and endeavors to ensure that its Directors act in accordance with laws, regulations and the Company’s Articles of Incorporation.

•	The Company strengthens its supervisory functions by appointing multiple Outside Directors and by providing opportunities for the Outside Directors to actively communicate through Board of Directors’ meetings and other such occasions.

•	Audits are conducted by A&SBMs and the Audit & Supervisory Board. In addition, at the Divisional Companies, management committees have been established and audit & supervisory officers have been appointed, which correspond in function to the Board of Directors and the A&SBMs, respectively.

(b)	System for retention and management of information pertaining to the performance of Directors’ duties

The minutes of meetings of the Board of Directors are prepared after each meeting of the Board of Directors and retained permanently by the section responsible for administration relating to the Board of Directors. Records of approval by the President are also retained permanently by the responsible department.

(c)	Rules and other measures for financial risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee, and takes countermeasures proportionate to the materiality of each risk.

(d)	System for ensuring efficiency of the performance of Directors’ duties

•	The Company expedites decision-making through Rules of Approval for Decision-making in Important Matters, a clear separation of roles between Directors and Executive Officers, the delegation of authority to entities such as Divisional Companies and business divisions, the holding of “Group Strategy Meetings,” and the implementation of an IT system that ensures the rapid and accurate collection and transmission of important management information.

•	The Company creates the mid-term management plan, the business plan, and other measures, and implements these measures by confirming and examining the status of progress at the time of monthly settlement of accounts.

(e)	System for ensuring compliance with applicable laws in the performance of employees’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and implements various awareness-building activities such as its Compliance Awareness Month on a Company-wide basis as well as training tailored to specific employee levels and e-learning.

•	The Company seeks to detect improper acts at an early stage through operational audits and internal control audits, operating various types of hotlines in addition to other measures.

•	The Company aims to resolutely prevent any association with anti-social forces (such as organized criminal networks) by assigning an employee in the division overseeing such preventative measures specifically to the task of blocking any relations with such forces.

(f)	System for Ensuring the Properness of Operations across the Panasonic Group

•	The Company ensures that basic policy for internal control systems is fully implemented by Group companies, and disseminates relevant information among Group companies. Initiatives to that end include: implementing the Panasonic Code of Conduct and the Rules of Approval for Decision-Making in Important Matters; implementing group-wide regulations respecting individual professional functions; dispatching Directors and A&SBMs to Group companies and exercising the Company’s shareholder rights thereof; conducting regular operational audits and internal control audits of Group companies through the internal auditing group, and; sharing and disseminating information on business objectives through business policy announcements.

•	For publicly listed subsidiaries, the Company puts into effect those measures described above while taking into consideration the nature of such entities as publicly listed companies.

•	The framework described above ensures the properness of operations, thereby enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Financial Instruments and Exchange Act.

(g)	Employees who assist A&SBMs in auditing, and such employees’ independence from Directors

The Company has established the Audit & Supervisory Board Member’s Office, whose dedicated staff is under the direct control of the A&SB and separate from any operating function of the Company’s business. The Company assigns Audit & Supervisory Board Member assistant staff members who possess appropriate capabilities and knowledge as required by the A&SBMs.

(h)	Ensuring effectiveness of instructions given by A&SBMs to employees who assist A&SBMs

•	Respective A&SBMs issue instructions to their staff members, and those staff members accordingly assist the A&SBMs in performing their duties.

•	The Company consults with A&SBMs in advance of undertaking personnel related matters including employee transfers and other affairs involving staff members who assist the A&SBMs.

(i)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SBMs

•	Directors, employees and other staffs of the Company and Group companies report on business operations and other issues at respective regular meetings held by A&SBMs and other such occasions, and also report as necessary at other important meetings with A&SBMs, where their attendance has been requested. Moreover, A&SBMs of Group companies report as necessary to the Company’s A&SBMs regarding content of reports at respective Group companies. Audit & supervisory officers conduct inquiries at respective Divisional Companies regarding business operations and issues at such Divisional Companies, and report such matters as necessary to the Company’s A&SBMs.

•	The Company has established an Audit Report System by which employees of the Company and Group companies directly report to the Company’s Audit & Supervisory Board about irregularities or concerns in regards to accounting or auditing.

(j)	System for ensuring that parties who have reported to A&SBMs do not incur unfavorable treatment as a consequence of such reporting

The Company calls on departments associated with reported matters not to act unfavorably toward parties who have reported as a consequence of such reporting. Moreover, the Company enables parties to report matters anonymously under the Audit Report System, and prohibits unfavorable treatment of such parties as a consequence of such reporting.

(k)	Policy on management of expenses and debt incurred in execution of A&SBM duties

•	To ensure effectiveness of audits, the Company calculates preliminary budgets with respect to anticipated expenses required by A&SBMs in executing their duties, in accordance with Audit & Supervisory Standards.

•	The Company also provides pre-payment or reimbursement for expenses paid under urgent or extraordinary circumstances in accordance with laws and regulations.

•	In making payment of audit expenses, A&SBMs are required to remain mindful of efficiency and appropriateness in that regard.

(l)	Other systems for ensuring effective performance of audits by the A&SBMs

•	Audit & supervisory officers tasked with monthly reporting and implementing liaison meetings are assigned to Divisional Companies and other such entities. Any decisions on personnel-related matters involving the audit & supervisory officers require the agreement of A&SBMs.

•	The Company has established and operates the Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting chaired by the Company’s Senior Audit & Supervisory Board Member, and the Panasonic Group Audit & Supervisory Board Members’ Meeting, in order to facilitate cooperation among the A&SBMs of the Company, the audit & supervisory officers of Divisional Companies and other such entities, and the A&SBMs of Group companies.

•	Respective departments cooperate in implementing visiting audits of business offices inside and outside Japan conducted by A&SBMs. Internal auditing groups also cooperate to enhance the effectiveness of audits carried out by A&SBMs through collaboration with A&SBMs, including reporting as appropriate to the A&SBMs.

Notes: “Group companies” means subsidiaries as stipulated in the Companies Act.

4)	The status of the Company’s internal system concerning timely disclosure of corporate information

Under its management philosophy, “A company is a public entity of society,” the Company has been committed to highly transparent business activities and endeavored to be accountable its accountability to its stakeholders. The Company’s basic policy concerning information disclosure is set forth in the “Panasonic Code of Conduct,” which prescribes specific items to be complied with in order to put the Group’s business policy into practice, and is published on the Company’s website and elsewhere. The Company’s basic policy concerning information disclosure is to provide the Company’s fair and accurate financial information and corporate information, including management policies, business activities and corporate social responsibility (CSR) activities, in a timely, appropriate and easily understandable manner.

In accordance with this basic policy, important matters concerning the management of the Group are resolved or reported at the Board of Directors pursuant to the Regulations of the Board of Directors. These important matters and other matters, which are required to be disclosed under relevant laws and ordinances in Japan and overseas and the rules of financial instruments exchanges or any other regulations, are timely and accurately reported from each relevant department, that has the important internal information, to the department that handles relevant information under the monitoring of the Director in charge of Accounting and Finance, so that important information is gathered.

Also, if any of the matters which are required to be disclosed under relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations occur with respect to the Company’s business divisions including subsidiaries, such matter is required to be immediately reported to the “Financial & Accounting Department” or the “Disclosure & Investor Relations Office”, depending upon the nature thereof; Thus, the Company has established a structure whereby these matters can be identified within the Company.

With respect to the information gathered or identified, the Company determines the necessity of disclosure thereof in accordance with relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations, and makes efforts to conduct the disclosure at the time that the organization, which substantially decides on executions of business of the Company, makes a resolution or determination, or becomes aware of the occurrence of the relevant matter.

In addition, the Company endeavors to confirm the details and expressions of the disclosure with the relevant departments within the Company and outside legal counsel to ensure the accuracy, fairness and adequacy of the disclosure.

Moreover, the Company has established disclosure control procedures in order to comply with relevant laws and ordinances in Japan and overseas, the rules of financial instruments exchanges and any other regulations, and to implement the fair, accurate and timely disclosure of information about the Company Group, etc. In the process of preparation and confirmation of annual securities reports, quarterly reports and annual reports, the Disclosure Committee, which is comprised of managers from principal departments that handle relevant information, confirms the validity of the content of the descriptions and the appropriateness of the procedures concerning the disclosure under the supervision of the President and the Director in charge of Accounting and Finance, who are responsible for establishing, maintaining and ensuring the effectiveness of the internal control and disclosure control of the Company. The chairman of the Disclosure Committee is appointed by the President and the Director in charge of Accounting and Finance, and the members of the Disclosure Committee are appointed by the chairman of the Disclosure Committee. The Disclosure Committee also develops, maintains, improves and evaluates the internal control procedures concerning disclosure.

5)	Internal Control Over Financial Reporting

The Company has documented the actual status of its internal control system, with integrated control provided by the Internal Control Promotion Office, in order to ensure reliability in the financial reporting of the Panasonic Group including its subsidiaries, ranging from the control infrastructure to actual internal control activities. Specifically, the Company has reinforced its internal controls by implementing self-checks and self-assessment programs at each of the Divisional Companies and business divisions, etc. Then, Internal Auditing Managers of the Divisional Companies appointed by the Company at each of the Divisional Companies, etc. conduct audits. Basing on the audits, the Internal Control Promotion Office supervises the whole-group internal control audits in order to confirm the effectiveness of each company’s financial reporting. With the aim of further enhancing the Group’s internal control system, in fiscal 2015 Panasonic had approximately 400 personnel assigned to conduct internal audits in the Internal Auditing Group.

6)	Amount of compensation for Directors and Audit & Supervisory Board Members (A&SBMs)

Remuneration for Directors and A&SBMs of Panasonic are determined within the framework of the maximum total amounts of remuneration for Directors and A&SBMs which has been determined respectively by resolution of a general meeting of shareholders. The executive remuneration system comprises the “basic remuneration,” which is a fixed remuneration, “performance based remuneration,” which is a short-term incentive, and “stock-type compensation stock options,” which is a long-term incentive.

The objective of “performance based remuneration” is to provide incentive to boost business performance, and it shall be determined based on performance evaluation of Panasonic as a whole and the specific businesses a Director is in charge of, using performance indicators, such as net sales, operating income, free cash flow, and CCM (Capital Cost Management)*.

The objective for the allotment of “stock-type compensation stock options” is for Directors to share the same profit awareness with shareholders, and to engage in efforts to boost corporate value from a long-term perspective. Only the “basic remuneration,” which is the fixed remuneration, is paid to Outside Directors and A&SBMs.

(Note)	CCM (Capital Cost Management) is a management control index developed by the Company to evaluate return on capital.

Amount of Remuneration for Directors and A&SBMs

		Amounts (million yen)
Classification	Number of persons		Basic remuneration	Performance based remuneration	Stock-type compensation stock option
Directors (other than Outside Directors)	17	960	640	144	176
A&SBMs (other than Outside A&SBMs)	2	68	68	—	—
Outside Directors	3	49	49	—	—
Outside A&SBMs	4	37	37	—	—

Three Directors and one Audit & Supervisory Board Member who retired at the conclusion of the 107th Ordinary General Meeting of Shareholders held on June 26, 2014 are included in the above figures for Number of persons.

Directors which Received Remuneration over 100 million yen

		Amounts (million yen)
Name	Classification		Basic remuneration	Performance based remuneration	Stock-type compensation stock option
Shusaku Nagae	Director	106	70	—	36
Kazuhiro Tsuga	Director	114	65	25	24

7)	Status of accounting audit

Panasonic Corporation has an auditing agreement with KPMG AZSA LLC for this company to conduct the accounting audit of Panasonic Corporation. The following is accountants who conducted the accounting audit Panasonic Corporation. The number of years each accountant had continued to audit the Company is seven years or less.

CPA having executed accounting audit works	Audit corporation to which CPA belongs
Tetsuzo Hamajima	KPMG AZSA LLC
Takashi Kondo	KPMG AZSA LLC
Sungjung Hong	KPMG AZSA LLC

Working with to assist the above accountants in conducting audit of Panasonic Corporation were 144 certified public accountants and 96 other people.

8)	Outside Directors and Outside Audit & Supervisory Board Members (A&SBMs)

The Company elects three (3) Outside Directors and three (3) Outside A&SBMs.

Mr. Yoshinobu Tsutsui, an Outside Director of the Company, is a president of Nippon Life Insurance Company. Although Nippon Life Insurance Company is one of the Major Shareholders of Panasonic, Mr. Tsutsui does not have any other noteworthy relationships with the Company. Mr. Masayuki Oku, an Outside Director of the Company, is Chairman, Board of Directors of Sumitomo Mitsui Financial Group, Inc. Sumitomo Mitsui Banking Corporation which is a subsidiary of Sumitomo Mitsui Financial Group, Inc. is one of the major shareholders of Panasonic. As is described in “5. Member of the Board of Directors and Audit & Supervisory Board Members”, Mr. Oku holds Panasonic shares, but does not have any other noteworthy relationships with the Company. Ms. Hiroko Ota, an Outside Director of the Company, as is described in “5. Member of the Board of Directors and Audit & Supervisory Board Members”, holds Panasonic shares, but does not have any other noteworthy relationships with the Company. Mr. Yoshio Sato, an Outside A&SBM of the Company, is Chairman and Representative Director of Sumitomo Life Insurance Company. Although Sumitomo Life Insurance Company is one of the Major Shareholders of Panasonic, Mr. Sato does not have any other noteworthy relationships with the Company.

For the three (3) Outside Directors, the Company makes its decisions concerning the independence of Outside Directors based on the policy to the effect that the Outside Directors do not have any conflict of interest in light of relationships between the Company and the Outside Directors or other entities or organizations to which the Outside Directors belong to so as to maintain independence that will enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors regarding the execution of business by Directors from an objective and neutral standpoint. For the three (3) Outside A&SBMs, the Company makes its decisions concerning the independence of the Outside A&SBMs based on the policy to the effect that the Outside A&SBMs do not have any conflict of interest in light of relationships between the Company and the Outside A&SBMs or other entities or organizations to which the Outside A&SBMs belong to so as to maintain independence and enhance and strengthen the effectiveness of the audits performed by A&SBMs regarding the execution that will business by Directors, from an objective and neutral standpoint.

Outside Directors directly or indirectly cooperate with the internal audit, audit by A&SBMs and accounting audit, receive reports from the Internal Control Department and conduct an effective monitoring through reports on financial results at the Board of Directors and through reviews of the basic policy regarding the development of the internal control systems and other methods.

Outside A&SBMs directly or indirectly cooperate with the internal audit, audit by A&SBMs and accounting audit, receive reports from the Internal Control Department and conduct an effective monitoring through reports on financial results at the Board of Directors, through reviews of the basic policy regarding the development of internal control systems, exchanges of opinions and information at A&SB and other methods.

Note: Major Shareholders: Shareholders listed in (7) Major Shareholders of 1. Information on the Company’s Stock, etc.

9)	Contract between the Company and Outside Directors / Outside A&SBMs (A&SBMs) under Paragraph 1 of Article 427 of the Companies Act

The Company has entered into liability limitation agreements with all Outside Directors and Outside A&SBMs, respectively, which limit the amount of their liability under Article 423, Paragraph 1 of the Companies Act to the aggregate of the amounts specified in Article 425, Paragraph 1 of the Companies Act, if they perform their duties in good faith and without significant negligence.

10)	Matters to be resolved at general meetings of shareholders that can also be resolved by the Board of Directors

The Company stipulates in its Articles of Incorporation that unless otherwise provided by law, the Company may determine, by a resolution of the Board of Directors, a distribution of surplus or any other matters set forth in each item of Article 459, Paragraph 1 of the Companies Act. This is to enable the Company to more flexibly distribute profits to shareholders based on its consolidated business performance and to repurchase and cancel its own stock under its basic policy of providing returns to shareholders.

The Company, pursuant to Article 426, Paragraph 1 of the Companies Act, stipulates in its Articles of Incorporation that it may, by a resolution of the Board of Directors, exempt a Director (including a former Director) and a A&SBM (including a former A&SBM) from being held liable for his/her actions as set forth in Article 423, Paragraph 1 of the Companies Act to the extent permitted by applicable laws and ordinances, to enable the Directors and A&SBMs to perform their duties in a satisfactory manner.

11)	Requirements for the adoption of resolutions for the election of Directors

The Company stipulates in its Articles of Incorporation that the presence of shareholders representing one-third or more of the voting rights held by the total shareholders entitled to exercise their voting rights and a majority of the votes held by those shareholders are required for the adoption of resolutions necessary to approve the election of Directors.

12)	Requirements for the adoption of special resolutions of general meetings of shareholders

The Company stipulates in its Articles of Incorporation that the presence of shareholders representing one-third or more of the voting rights held by the total shareholders entitled to exercise their voting rights and two-thirds of the votes held by those shareholders are required for the adoption of special resolutions of general meetings of shareholders which are stipulated in Article 309, Paragraph 2 of the Companies Act. By relaxing the requirements for a quorum for special resolutions of general meetings of shareholders, deliberations for those resolutions can be made with certainty.

13)	Information on shareholdings

(a)	Investment securities held for purposes other than pure investment

Number of stock names: 160

Total amount recorded in the balance sheet of the Company: 78,645 million yen

(b)	Stock name, number of shares, amount recorded in the balance sheet, and purpose of holding regarding investment securities held for purposes other than pure investment

(As of March 31, 2014)

Specified investment securities

Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Tesla Motors, Inc.	1,418,573	30,434	Maintaining and enhancing of relationship with issuer and business transactions
Tokyo Broadcasting System Holdings, Inc.	3,083,180	3,678	Maintaining and enhancing of relationship with issuer and business transactions
Renesas Electronics Corporation	4,166,600	3,279	Maintaining and enhancing of relationship with issuer and business transactions
Toray Industries, Inc.	4,214,000	2,874	Maintaining and enhancing of relationship with issuer and business transactions
Daiwa House Industry Co., Ltd.	1,530,000	2,679	Maintaining and enhancing of relationship with issuer and business transactions
Mazda Motor Corporation	3,495,030	1,601	Maintaining and enhancing of relationship with issuer and business transactions
Sekisui House, Ltd.	1,112,071	1,425	Maintaining and enhancing of relationship with issuer and business transactions
Gorenje gospodinjski aparati, d.d.	2,320,186	1,420	Maintaining and enhancing of relationship with issuer and business transactions
EPCO Co.,Ltd.	694,000	1,386	Maintaining and enhancing of relationship with issuer and business transactions
Joshin Denki Co., Ltd.	1,085,004	895	Maintaining and enhancing of relationship with issuer and business transactions

Regarded as holding securities

Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Toyota Motor Corporation	3,000,000	17,478	Have a right to exercise of voting rights
Honda Motor Co., Ltd.	1,000,000	3,634	Have a right to exercise of voting rights

(As of March 31, 2015)

Specified investment securities

Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Tesla Motors, Inc.	1,418,573	32,180	Maintaining and enhancing of relationship with issuer and business transactions
Tokyo Broadcasting System Holdings, Inc.	3,083,180	4,674	Maintaining and enhancing of relationship with issuer and business transactions
Toray Industries, Inc.	4,214,000	4,243	Maintaining and enhancing of relationship with issuer and business transactions
Renesas Electronics Corporation	4,166,600	3,721	Maintaining and enhancing of relationship with issuer and business transactions
Daiwa House Industry Co., Ltd.	1,530,000	3,628	Maintaining and enhancing of relationship with issuer and business transactions
Sekisui House, Ltd.	1,112,071	1,941	Maintaining and enhancing of relationship with issuer and business transactions
Mazda Motor Corporation	699,006	1,705	Maintaining and enhancing of relationship with issuer and business transactions
Gorenje gospodinjski aparati, d.d.	2,320,186	1,604	Maintaining and enhancing of relationship with issuer and business transactions
EPCO Co., Ltd.	694,000	1,252	Maintaining and enhancing of relationship with issuer and business transactions
KINDEN CORPORATION	740,257	1,112	Maintaining and enhancing of relationship with issuer and business transactions

Regarded as holding securities

Stock name	Number of shares (shares)	Balance sheet amount (Millions of yen)	Purpose of holding
Toyota Motor Corporation	3,000,000	25,149	Have a right to exercise of voting rights
Honda Motor Co., Ltd.	1,000,000	3,903	Have a right to exercise of voting rights

(c)	Equity securities for pure investment

Not applicable.

(2)	Audit Fees

1)	Fees to Certified Public Accountants

Category	Fiscal year ended March 31, 2014		Fiscal year ended March 31, 2015
	Fees for audit services (Millions of yen)	Fees for non-audit services (Millions of yen)	Fees for audit services (Millions of yen)	Fees for non-audit services (Millions of yen)
Panasonic Corporation	715	73	695	90
Consolidated subsidiaries	579	—	479	14

Total	1,294	73	1,174	104

2)	Other fees

Audit fees paid by Panasonic Corporation and its consolidated subsidiaries to the Company’s accounting auditors, KPMG AZSA LLC Group (including KPMG and its group firms which belong to the same network as KPMG AZSA LLC), other than above were 2,510 million yen for the fiscal year ended March 31, 2014, and 2,263 million yen for the fiscal year ended March 31, 2015, respectively. These fees are mainly paid for audit services. Some consolidated subsidiaries paid audit fees to other accounting auditors which do not belong to the same network as KPMG AZSA LLC Group. These fees are mainly paid for audit services.

3)	Descriptions of non-audit services to the Company

Non-audit services to the Company in the fiscal year ended March 31, 2014 and 2015 include agreed-upon procedures, etc., to which the fee is charged.

4)	Policy on determination of audit fees

For determining the amount of audit fees, the Company considers matters that include the number of days of audit, taking into consideration of the size of the Company, the scope and characteristics of the audit, etc.

V	Consolidated Financial Statements

Refer to Special Financial Report which was filed to SEC on June 26, 2015 pursuant to section 13 or 15 (d) and Rule 15d-2 of the Securities Exchange Act of 1934, as amended.

[Supplementary Statements]

(1)	Detailed Statements of Bonds

Refer to Note 8 in the notes of consolidated financial statements on Special Financial Reports.

(2)	Detailed Statements of Borrowings etc.

Refer to Note 8 in the notes of consolidated financial statements on Special Financial Reports.

(3)	Detailed Statements of Asset Retirement Obligation

This statement has been omitted because the amount of asset retirement obligation in the consolidated balance sheets is immaterial.

[Quarterly financial Information for fiscal 2015 (Unaudited)]

	(Millions of yen, unless otherwise stated)
(Cumulative)	First quarter	Second quarter	Third quarter	Year total
Net sales	1,852,280	3,722,883	5,719,333	7,715,037
Income before income taxes	55,111	121,902	208,063	182,456
Net income attributable to Panasonic Corporation	37,929	80,933	140,420	179,485
Net income attributable to Panasonic Corporation per share, basic (yen)	16.41	35.01	60.75	77.65

(Three months)	First quarter	Second quarter	Third quarter	Fourth quarter
Net income (loss) attributable to Panasonic Corporation per share, basic (yen)	16.41	18.60	25.74	16.90

VI	Stock-Related Administration for the Company

Fiscal Year	From April 1 to March 31

Ordinary General Meeting of Shareholders	June

Record date	March 31

Record date for distribution of surplus	September 30 March 31

Number of shares constituting one unit	100 shares

Purchase and sales of shares less than one unit
Handling office	Sumitomo Mitsui Trust Bank, Limited 5-33, Kitahama, 4-chome, Chuo-ku, Osaka-shi
Transfer agent	Sumitomo Mitsui Trust Bank, Limited 4-1, Marunouchi, 1-chome, Chiyoda-ku, Tokyo
Forward office	—
Purchasing and selling fee	Amount separately specified as an amount equivalent to the fees pertaining to the entrustment of sale and purchase of shares

Method of public notice

The Company’s method of public notice is through electronic public notice. However, if the Company cannot use the above-mentioned method of public notice due to an accident or other inevitable reasons, Nihon Keizai Shimbun will be adopted as its medium.

URL for public notice is following http://www.panasonic.com/jp/home.html

Special benefit for Shareholders	Not applicable

VII	Reference Information on the Company

1.	Information on a Parent Company, etc. of the Company

Not applicable.

2.	Other Reference Information

The Company filed the following documents during the period from the commencing date of the fiscal year ended March 31, 2015 to the filing date of Annual Securities Report.

(1) Annual Securities Report and documents attached, and Confirmation Letter	Business Term (107th)	From April 1, 2013 To March 31, 2014	Filed with the Director of the Kanto Local Finance Bureau on June 27, 2014

(2) Internal Control Report and documents attached			Filed with the Director of the Kanto Local Finance Bureau on June 27, 2014

(3) Shelf Registration Statement (Stock acquisition right) and Confirmation Letter			Filed with the Director of the Kanto Local Finance Bureau on May 15, 2014

(4) Quarterly Report and Confirmation Letter	(108th First Quarter)	From April 1, 2014 To June 30, 2014	Filed with the Director of the Kanto Local Finance Bureau on August 7, 2014

	(108th Second Quarter)	From July 1, 2014 To September 30, 2014	Filed with the Director of the Kanto Local Finance Bureau on November 12, 2014

	(108th Third Quarter)	From October 1, 2014 To December 31, 2014	Filed with the Director of the Kanto Local Finance Bureau on February 12, 2015

(5) Extraordinary Report	Pursuant to Article 24, paragraph 5, Item 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc.	Filed with the Director of the Kanto Local Finance Bureau on June 30, 2014

	Pursuant to Article 24, paragraph 5, Item 4 of the Financial Instruments and Exchange Act, and Article 19, Paragraph 1 and Paragraph 2, Item 2-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc.	Filed with the Director of the Kanto Local Finance Bureau on July 31, 2014

	Pursuant to Article 24, paragraph 5, Item 4 of the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc.	Filed with the Director of the Kanto Local Finance Bureau on April 1, 2015

	Pursuant to Article 24, paragraph 5, Item 4 of the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 12 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc.	Filed with the Director of the Kanto Local Finance Bureau on April 28, 2015

(6) Amendment to Extraordinary Report	Amendment to Extraordinary Report concerning the Extraordinary Report which was submitted on July 31, 2014	Filed with the Director of the Kanto Local Finance Bureau on August 22, 2014

Part II	Information on Guarantors, etc. for the Company

Not applicable.

[Cover]

Filed Document:	Confirmation Letter

Applicable Law:	Article 24-4-2, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

Filed to:	Director, Kanto Local Finance Bureau

Filing Date:	June 26, 2015

Company Name:	Panasonic Kabushiki Kaisha

Company Name in English:	Panasonic Corporation

Position and Name of Representative:	Kazuhiro Tsuga, President and Director

Name and Title of CFO:	Hideaki Kawai, Senior Managing Director

Address of Head Office:	1006, Oaza Kadoma, Kadoma-shi, Osaka

Place Where the Filed Document is Available for Public Inspection:

Government and External Relations of Panasonic Corporation

(Panasonic Tokyo Shiodome building, 5-1,

Higashi-shimbashi 1-chome, Minato-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Matters Related to Adequacy of Statements Contained in the Annual Securities Report

Mr. Kazuhiro Tsuga, President and Director, and Mr. Hideaki Kawai, Senior Managing Director, confirmed that statements contained in the Annual Securities Report for the 108th fiscal year (from April 1, 2014 to March 31, 2015) were adequate under the Financial Instruments and Exchange Act.

2.	Special Notes

Not applicable.

[Cover]

Filed Document:	Internal Control Report

Applicable Law:	Article 24-4-4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

Filed to:	Director, Kanto Local Finance Bureau

Filing Date:	June 26, 2015

Company Name:	Panasonic Kabushiki Kaisha

Company Name in English:	Panasonic Corporation

Position and Name of Representative:	Kazuhiro Tsuga, President and Director

Name and Title of CFO:	Hideaki Kawai, Senior Managing Director

Address of Head Office:	1006, Oaza Kadoma, Kadoma-shi, Osaka

Place Where the Filed Document is Available for Public Inspection:

Government and External Relations of Panasonic Corporation

(Panasonic Tokyo Shiodome building, 5-1,

Higashi-shimbashi 1-chome, Minato-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Matters Related to Basic Framework of Internal Control over Financial Reporting

Mr. Kazuhiro Tsuga, President and Director, and Mr. Hideaki Kawai, Senior Managing Director, are responsible for establishing and maintaining internal control over financial reporting of Panasonic Corporation (the “Company”) and have established and maintained internal control over financial reporting in accordance with the basic framework for internal control set forth in the “On the Setting of the Standards and Practice Standards for Management Assessment and Audit concerning Internal Control Over Financial Reporting (Council Opinions)” published by the Business Accounting Council.

The internal control over financial reporting is designed to achieve its objectives to the extent reasonable through the effective function and combination of its basic elements. Therefore, there is a possibility that internal control over financial reporting may not completely prevent or detect misstatements.

2.	Matters Related to Scope of Assessment, Record Date, and Assessment Procedure

We assessed the effectiveness of our internal control over financial reporting on the record date as of March 31, 2015. We made this assessment in accordance with assessment standards for internal control over financial reporting generally accepted in Japan.

In making this assessment, we evaluated internal control which may have a material effect on the entire financial reporting on a consolidated basis (“company-level controls”) and based on the result of this assessment, we appropriately selected business processes to be evaluated, analyzed these selected business processes, identified key controls that may have a material impact on the reliability of our financial reporting, and assessed the design and operation of these key controls. These procedures have allowed us to evaluate the effectiveness of our internal controls. We determined the required scope of assessment of internal control over financial reporting for the Company, as well as its consolidated subsidiaries and equity-method affiliates, from the perspective of the materiality that may affect the reliability of our financial reporting. The materiality that may affect the reliability of our financial reporting is determined taking into account the materiality of quantitative and qualitative impacts. We confirmed that we had reasonably determined the scope of assessment of internal controls over business processes in light of the results of assessment of company-level controls conducted for the Company, its consolidated subsidiaries and equity-method affiliates. We did not include those consolidated subsidiaries and equity-method affiliates which do not have any quantitatively or qualitatively material impact on the consolidated financial statements in the scope of assessment of company-level controls.

Regarding the scope of assessment of internal control over business processes, we accumulated business units in descending order of total revenues (after elimination of intercompany transactions) for the previous fiscal year, and those business units whose combined amount of revenues reaches approximately two-thirds of total revenues on a consolidated basis were selected as significant business units.

For the selected significant business units, we included, in the scope of assessment. those business processes leading to revenues, accounts receivables and inventories. Further, not only for selected significant business units”, but also for other business units, we added to the scope of assessment, those business processes having greater materiality considering their impact on the financial reporting, those business processes relating to greater likelihood of material misstatements in significant accounts involving estimates or forecasts as these significant accounts that may have a material impact on our business objectives; or those business processes relating to businesses or operations dealing with high-risk transactions.

3.	Matters Related to Results of Assessment

As a result of the assessment above, we concluded that our internal control over financial reporting was effective as of March 31, 2015.

4.	Supplementary Matters

None.

5.	Special Notes

None.

TRANSLATION

Following is an English translation of the Independent Auditors’ Report filed under the Financial Instruments and Exchange Act of Japan. This report is presented merely as supplemental information.

There are differences between an audit of internal control over financial reporting under the Financial Instruments and Exchange Act and an audit of internal control over financial reporting conducted under the attestation standards established by the Public Company Accounting Oversight Board (United States).

In an audit of internal control over financial reporting under the Financial Instruments and Exchange Act, the auditors express an opinion on management’s report on internal control over financial reporting, and do not express an opinion on the Company’s internal control over financial reporting taken as a whole.

Independent Auditor’s Report on Internal Control Over Financial Reporting

June 26, 2015

The Board of Directors of Panasonic Corporation:

KPMG AZSA LLC

Tetsuzo Hamajima

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Takashi Kondo

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Sungjung Hong

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Internal Control Audit

We also have audited the accompanying internal control report of Panasonic Corporation as of March 31, 2015, in accordance with Article 193-2, paragraph (2) of the Financial Instruments and Exchange Law of Japan.

Management’s Responsibility for the Internal Control Report

Management is responsible for the design and operation of internal control over financial reporting and the preparation and fair presentation of the internal control report in accordance with assessment standards for internal control over financial reporting generally accepted in Japan. Internal control over financial reporting may not completely prevent or detect financial statement misstatements.

Auditors’ Responsibility

Our responsibility is to independently express an opinion on the internal control report based on our internal control audit. We conducted our internal control audit in accordance with auditing standards for internal control over financial reporting generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the internal control report is free from material misstatement.

An internal control audit involves performing procedures to obtain audit evidence about the assessment of internal control over financial reporting in the internal control report. The procedures selected depend on our judgement, including significance of effect on the reliability of financial reporting. Also, an internal control audit includes evaluating the appropriateness of the scope, procedures and result of the assessment of internal control over financial reporting determined and presented by management, and the overall internal control report presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the internal control report, in which Panasonic Corporation states that internal control over financial reporting was effective as of March 31, 2015, presents fairly, in all material respects, the assessment of internal control over financial reporting in accordance with assessment standards for internal control over financial reporting generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the reader of audit report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Financial Instruments and Exchange Law of Japan.

(TRANSLATION)

June 25, 2015

Panasonic Corporation

Dear Shareholders:

Notice of Resolutions adopted at

the 108th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 108th Ordinary General Meeting of Shareholders held on June 25, 2015.

Matters reported:

1.	The business report and report on the consolidated financial statements and financial statements for the 108th fiscal period from April 1, 2014 to March 31, 2015

Reports were duly made regarding the subject matter.

2.	Report of audit results of Accounting Auditors and the Board of Audit & Supervisory Board Members on the consolidated financial statements

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No. 1: To Elect 17 Directors:

Messrs. Shusaku Nagae, Masayuki Matsushita, Kazuhiro Tsuga, Yoshihiko Yamada, Kazunori Takami, Hideaki Kawai, Yoshiyuki Miyabe, Yoshio Ito, Tamio Yoshioka, Takashi Toyama, Jun Ishii, Mototsugu Sato, Masayuki Oku and Ms. Hiroko Ota were re-elected as Directors. Messrs. Yasuji Enokido, Tetsuro Homma and Yoshinobu Tsutsui were newly elected as Directors. They all accepted and assumed office.

Mr. Masayuki Oku, Ms. Hiroko Ota, and Mr. Yoshinobu Tsutsui are outside directors.

Bill No. 2: To Elect 1 Audit & Supervisory Board Member:

Mr. Hirofumi Yasuhara was newly elected as a Audit & Supervisory Board Member. He accepted and assumed office.

Yours very truly,

Kazuhiro Tsuga
President and Director
Panasonic Corporation

[Translation]

Last updated on June 26, 2015

Panasonic Corporation

President: Kazuhiro Tsuga

Contact: 06-6908-1121

TSE Securities Code: 6752

http://panasonic.co.jp/

[English website: http://www.panasonic.com/global/]

The status of the Company’s corporate governance is as follows:

I.	Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information

1.	Basic Policy [updated]

Basic Policy of Corporate Governance

Under its basic philosophy “A company is a public entity of society,” the Company has long been committed to corporate governance. The Company’s corporate governance system is based on the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and Audit & Supervisory Board Members (A&SBMs) and the Audit & Supervisory Board (A&SB), which are independent from the Board of Directors and responsible for auditing the performance of duties by Directors.

Each of thirty-seven (37) business divisions as basic management unit, autonomously manages R&D, production and sales as well as its cash and profit on a global basis. The Company introduced divisional company system in order to support the business divisions. In addition, four (4) Divisional Companies (Appliances, Eco Solutions, AVC Networks and Automotive & Industrial Systems) support the business division’s evolution and change in each responsible area and take a leading role for growth strategy. Also the Company established Corporate Strategy Head Office, which is responsible for enhancement of corporate value by formulating mid- and long-term group-wide strategy. In addition, The Company incorporated Professional Business Support Sector which specializes group-wide management control functions with high expertise and management perspective, such as legal, internal control and compliance. Also the Company established Technology & Design Sector which supervises group-wide cutting-edge technology, manufacturing technology and design in order to increase added value on businesses.

The Company has established the following corporate governance system suitable for the Company’s business structure based on the four (4) Divisional Companies and thirty-seven (37) business divisions.

Outline of Current System of Corporate Governance Mechanisms such as Execution of Business, Auditing and Monitoring, and Reason for Adoption of the System

The Company’s Board of Directors is composed of seventeen (17) Directors including three (3) Outside Directors. In accordance with the Companies Act of Japan and related laws and ordinances (collectively, the “Companies Act”), the Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors.

The Company has an optimum management and governance structure tailored to four (4) Divisional Company-based management structures. Under this structure, the Company has empowered each of four (4) Divisional Companies and business divisions through delegation of authority. At the same time, the Company employs an Executive Officer system to provide for the execution of business at its various domestic and overseas Group companies. This system facilitates the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. The Company has twenty-five (25) Executive Officers (excluding those who concurrently serve as Directors), which include senior managements of each of four (4) Divisional Companies, senior officers responsible for certain foreign regions and officers responsible for corporate functions.

In addition, in order to ensure swift and strategic decision-making, along with sound and appropriate monitoring at the same time, the Board of Directors, as a decision-making body for Group-wide matters, concentrates on decisions about the corporate strategies and the supervision of the four (4) Divisional Companies. Taking into consideration the diversified scope of its business operations, the Company has opted to maintain a system where Executive Officers, who are most familiar with the specifics of the operations, take an active part in the Board of Directors. Furthermore, to secure the diversity of Directors and Executive Officers, the Company promotes to appoint women and foreigners as Directors and Executive Officers. The Company has one (1) female Director out of seventeen (17) Directors, and one (1) female Executive Officer and three (3) foreign Executive Officers out of twenty-five (25) Executive Officers, excluding those who concurrently serve as Directors. Moreover, to clarify the responsibilities of Directors and create a more dynamic organization of the Board of Directors, the Company has limited the term of each Director to one year.

Pursuant to the Companies Act, the Company has elected A&SBMs and established A&SB, made up of A&SBMs. The A&SBMs and A&SB monitor the status of corporate governance and audit the day-to-day activities of management, including the performance of duties by Directors. The Company has five (5) A&SBMs, including three (3) Outside A&SBMs. Additionally, the Company elected A&SBMs who have substantial finance and accounting knowledge. A&SBMs participate in the general meetings of shareholders and the Board of Directors, receive reports from Directors, Executive Officers, employees and Accounting Auditors, and exercise other auditing authority granted to A&SBMs under the law. Full-time Senior A&SBMs also attend important meetings and conduct visiting audits to business offices in order to ensure effective audits. In order to augment the internal auditing functions in the Group, the Company assigns ten (10) full-time Audit & Supervisory Officers (A&SOs), who directly report to the Senior A&SBMs of the Company, to the four (4) Divisional Companies, etc. The Company also inaugurated regular Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting (comprising a total of twelve (12) members, of which two (2) are Senior A&SBMs of the Company and ten (10) are A&SOs of the Divisional Companies ) chaired by the Senior A&SBM of the Company and the Panasonic Group Audit & Supervisory Board Members’ Meeting (comprising a total of thirty-three (33) members, of which two (2) are Senior A&SBMs of the Company, ten (10) are A&SOs of Divisional Company, etc. and twenty-one (21) are A&SBMs of the Group Companies) to enhance coordination among the Company’s A&SBMs, A&SOs of the Divisional Companies and audit & supervisory board members of the Group companies, for effective functioning of the entire group corporate governance structure. In addition, in the course of the performance of their duties, A&SBMs maintain close contacts with the Internal Audit Department and other departments, which perform business audits and internal control audits, to ensure the efficiency of audits. A&SBMs regularly receive from the Internal Audit Department and other sections regular reports regarding the status involving the internal control system and results of audits. A&SBMs may request the Internal Audit Group or Accounting Auditors to conduct an investigation, if necessary. Also, in order to enhance the effectiveness of the audits conducted by A&SBMs and to ensure the smooth implementation of audits, the Company has established a A&SBM’s Office with seven (7) full-time staff under the direct control of the A&SB.

Mr. Hirofumi Yasuhara, a Senior A&SBM of the Company, has substantial finance and accounting knowledge, having held the position of Representative Director and Senior Managing Executive Officer, in charge of Control Group, at PanaHome Corporation which is a subsidiary of the Company. Mr. Toshio Kinoshita, Outside A&SBM of the Company, has substantial finance and accounting knowledge, having held the career experiences with a corporate accounting in global companies in Japan and overseas for long periods as a certified public accountant.

The Company has entered into an audit agreement with KPMG AZSA LLC and has been subject to its accounting audits. The names of the certified public accountants who performed the accounting audits of the Company are as follows:

Names of Certified Public Accountants Who Performed the Accounting Audits

Tetsuzo Hamajima

Takashi Kondo

Sungjung Hong

The Company’s Policy on the Independence of Outside Directors and Outside Audit & Supervisory Board Members

The Company makes its decisions concerning the independence of Outside Directors based on the policy to the effect that the Outside Directors do not have any conflict of interest in light of relationships between the Company and the Outside Directors or other entities or organizations to which the Outside Directors belong and therefore maintain independence and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors regarding the execution of business by Directors from an objective and neutral standpoint.

Furthermore, the Company makes its decisions concerning the independence of Outside A&SBMs based on the policy to the effect that the Outside A&SBMs do not have any conflict of interest in light of relationships between the Company and the Outside A&SBMs or other entities or organizations to which the Outside A&SBMs belong and therefore maintain independence and enhance and strengthen the effectiveness of the audits performed by A&SBMs regarding the execution of business by Directors, from an objective and neutral standpoint.

All of the Outside Directors and Outside A&SBMs are notified to the Japanese stock exchanges as “independent directors/audit & supervisory board members” defined in article 436, paragraph 2 of Securities Listing Regulations of the Tokyo Stock Exchange and are unlikely to have any conflict of interests with Panasonic’s shareholders.

Group Strategy Meeting

In July 2012, the Company established the Group Strategy Meeting to discuss and set a direction of the Company’s mid-term and long-term strategies and certain important issues. The meeting is generally held twice a month. The attendees consist of approximately ten (10) people in managerial positions called as the Group Management Team and include the President and the presidents of four (4) Divisional Companies. The officers of related businesses and functions also join the meeting, depending on the matter to be discussed. For further swift and efficient decision making, the Company integrated Group Executive Committee for Deliberating Important Matters, which had a role to complement and strengthen Group Strategy Meeting, to Group Strategy Meeting in August 2014.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors:	Not less than 30%

[Major Shareholders] [updated]

Name	Share ownership (in shares)	% of total issued shares
Japan Trustee Services Bank, Ltd. (trust account)	140,734,900	5.73
The Master Trust Bank of Japan, Ltd. (trust account)	118,120,200	4.81
State Street Bank and Trust Co.	83,213,060	3.39
Nippon Life Insurance Company	69,056,014	2.81
Panasonic Corporation Employee Shareholding Association	44,815,949	1.82
Sumitomo Life Insurance Co.	37,408,000	1.52
The Bank of New York Mellon SA/NV 10	32,794,011	1.33
Matsushita Real Estate Co., Ltd.	29,121,528	1.18
State Street Bank West Client—Treaty 505234	28,911,715	1.17
Sumitomo Mitsui Banking Corporation	28,512,992	1.16

Existence of Controlling Shareholder (excluding Parent Company)	N/A
Existence of Parent Company	None

Supplementary Information [updated]

The number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by Sumitomo Mitsui Trust Holdings, Inc. and other corporations, which have been originally entrusted in their trust services.

The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted in their trust services.

Although, Amendment to Report of Possession of Large Volume was submitted by Dodge & Cox dated November 21, 2014, Panasonic Corporation has not confirmed the actual status of shareholdings as of the end of fiscal 2015. The shareholding status, as of November 14, 2014 according to the report is as follows.

Name of Shareholder	Number of share certificates, etc. held (in thousands of shares)	Percentage of share certificates held (%)
Dodge & Cox	89,533	3.65

Total	89,533	3.65

3.	The Corporate Profile

Stock exchange and section:	Tokyo Stock Exchange, First Section; and Nagoya Stock Exchange, First Section

Fiscal year end:	March

Line of business:	Electronic equipment

Number of employees as of the end of the most recent fiscal year (consolidated):	Not less than 1,000

Sales as of the end of the most recent fiscal year (consolidated):	Not less than JPY 1 trillion

Number of consolidated subsidiaries as of the end of the most recent fiscal year:	Not less than 300

4.	Guideline for Measures to Protect Minority Shareholders when Conducting Transactions with Controlling Shareholders

N/A

5.	Other Special Circumstances That May Materially Affect Corporate Governance

While the Company owns listed consolidated subsidiaries, it respects each subsidiary’s autonomous management.

II.	Status of Corporate Governance System Including Management Control System for Managerial Decision-making, Execution and Monitoring

1.	Matters Concerning the Organizational Structure, Operations of the Organization, Etc.

Organizational form:	Company with Audit & Supervisory Board Members

[Matters Related to Directors]

Maximum Number of Directors Stipulated in the Articles of Incorporation:	Maximum number not stipulated

Term of Office of Directors Stipulated in the Articles of Incorporation:	1 year

Chairman of the Board of Directors:	Chairman

Number of Directors:	17

Election of Outside Directors:	Elected

Number of Outside Directors:	3

Number of Outside Directors who have been designated as Independent Directors:	3

Relationship with the Company (1) [updated]

	Attribute	Relationship with the Company (*)
Name		a	b	c	d	e	f	g	h	i	j	k

Yoshinobu Tsutsui	From other company								¡

Masayuki Oku	From other company								¡

Hiroko Ota	Academic								Δ

*	Selected the relevant “Relationship with the Company”

*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”

*	● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary

b	A management executive officer or non-management executive director of a parent company of the listed company

c	A management executive officer of a subsidiary of a parent company of the listed company

d	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship

e	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship

f	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer

g	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)

h	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)

i	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)

j	A management executive officer of an entity to whom the listed company makes a donation

k	Other

Relationship with the Company (2) [updated]

Name	Independent Director	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Director (Including the Reason for Designation as Independent Director, if Applicable)
Yoshinobu Tsutsui	¡	Mr. Yoshinobu Tsutsui is an Outside Director designated as an independent director. Mr. Tsutsui has served at Nippon Life Insurance Company, with which the Company has transactions based on insurance policies for its employees and others as part of the Company’s welfare program.

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Yoshinobu Tsutsui does not have any conflict of interests in light of relationships between the Company and Mr. Tsutsui, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Name	Independent Director	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Director (Including the Reason for Designation as Independent Director, if Applicable)

Masayuki Oku	¡	Mr. Masayuki Oku is an Outside Director designated as an independent director. Mr. Oku has served at Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation. The Company has ordinary banking transactions including management and procurement of funds and foreign exchange contracts with Sumitomo Mitsui Banking Corporation.

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Masayuki Oku does not have any conflict of interests in light of relationships between the Company and Mr. Oku, other entities or organizations to which he belongs and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Hiroko Ota	¡	Ms. Hiroko Ota is an Outside Director designated as an independent director. The Company had made a consulting contract with Ms. Ota. However, the Company already had terminated the contract before assuming her as the Outside Director. Also, the amount of compensation for the contract was small.

(Reason for Election as an Outside Director)

Her extensive experience in economics and finance, and her deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Ms. Hiroko Ota does not have any conflict of interests in light of relationships between the Company and Ms. Ota, and or other entities or organizations to which she belongs, may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Existence of an optional committee which corresponds to the Nominating Committee or Compensation Committee [updated]	No

[Matters Related to Audit & Supervisory Board Members (A&SBM) / Audit & Supervisory Board (A&SB)]

Whether or not the A&SB has been established:	Established

Maximum Number of A&SBMs Stipulated in the Articles of Incorporation	Maximum number not stipulated

Number of A&SBMs	5

Cooperation between A&SBMs, Accounting Auditors and the Internal Auditing Group

A&SBMs and the A&SB regularly hold meetings with Accounting Auditors in order to receive an overview of Accounting Auditors’ audit plan; to receive explanations on the status of the internal control system known to Accounting Auditors, risk evaluation and items that Accounting Auditors’ audits focus on; and to exchange opinions. In addition, it is stipulated in the Audit Standards for A&SBMs that, in cases where A&SBMs receive a report from Accounting Auditors to the effect that an improper act or material fact that violates laws and ordinances or the articles of incorporation was detected with respect to the Directors’ or Executive Officers’ execution of business, then the A&SBMs or the A&SB shall take necessary measures after deliberations at the A&SB, such as conducting a necessary investigation and giving advice or recommendation to the Directors or Executive Officers.

A&SBMs make efforts to perform efficient audits by maintaining close contacts with the Internal Audit Group and other sections in executing an investigation of the Company’s business and financial situation and other duties. In addition, A&SBMs regularly receive from the Internal Audit Group or other sections a regular report regarding the status involving the internal control system, the result of audits, etc. A&SBMs may request an investigation if necessary.

Election of Outside A&SBMs:	Elected

Number of Outside A&SBMs	3

Number of Outside A&SBMs who have been designated as independent audit & supervisory board members	3

Relationship with the Company (1) [updated]

Relationship with the Company (*)
Name	Attribute	a	b	c	d	e	f	g	h	i	j	k	l	m
Yoshio Sato	From other company										¡

Ikuo Hata	Attorney-at-law

Toshio Kinoshita	Certified public accountant

*	Selected the relevant “Relationship with the Company”

*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”

*	● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary

b	A non-management executive director or accounting advisor of the listed company or its subsidiary

c	A management executive officer or non-management executive director of a parent company of the listed company

d	An audit & supervisory board member of a parent company of the listed company

e	A management executive officer of a subsidiary of a parent of the listed company

f	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship

g	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship

h	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer

i	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)

j	A management executive officer of entity with whom the listed company has a business relationship (does not fall under f, g, and h) (only with respect to the person)

k	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)

l	A management executive officer of an entity to whom the listed company makes a donation

m	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Audit & Supervisory Board Members (Including the Reason for Designation as Independent Audit & Supervisory Board Members, if Applicable)
Yoshio Sato	¡	Mr. Yoshio Sato is an Outside A&SBM designated as an independent audit & supervisory board member. Mr. Sato has served at Sumitomo Life Insurance Company, with which the Company has transactions based on insurance policies for its employees and others as part of the Company’s welfare program.

(Reason for Election as an Outside A&SBM)

His extensive managerial experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Audit & Supervisory Board Member)

Mr. Yoshio Sato does not have any conflict of interests in light of relationships between the Company and Mr. Sato, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the audits performed by A&SBMs on the execution of business by Directors from an objective and neutral standpoint.

Name	Independent Audit & Supervisory Board Member	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Audit & Supervisory Board Members (Including the Reason for Designation as Independent Audit & Supervisory Board Members, if Applicable)

Ikuo Hata	¡	Mr. Ikuo Hata is an Outside A&SBM designated as an independent audit & supervisory board member.

(Reason for Election as an Outside A&SBM)

His extensive experience and his deep insight as attorney-at-law can be brought to the audits of the Company.

(Reason for Designation as an Independent Audit & Supervisory Board Member)

Mr. Ikuo Hata does not have any conflict of interests in light of relationships between the Company and Mr. Hata, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the audits performed by A&SBMs on the execution of business by Directors from an objective and neutral standpoint.

Toshio Kinoshita	¡	Mr. Toshio Kinoshita is an Outside A&SBM designated as an independent audit & supervisory board member.

(Reason for Election as an Outside A&SBM)

His extensive experience and his deep insight as certified public accountant can be brought to the audits of the Company.

(Reason for Designation as an Independent Audit & Supervisory Board Member)

Mr. Toshio Kinoshita does not have any conflict of interests in light of relationships between the Company and Mr. Kinoshita, other entities or organizations to which he belongs, and enhance and strengthen the effectiveness of the audits performed by A&SBMs on the execution of business by Directors from an objective and neutral standpoint.

[Matters Related to Independent Directors/Audit & Supervisory Board Members]

Number of Independent Directors/Audit & Supervisory Board Member	6

Other Matters Concerning Independent Directors/Audit & Supervisory Board Members

All six (6) Outside Directors/Audit & Supervisory Board Member are designated as independent directors/audit & supervisory board members pursuant to the Company’s policy on the independence of Outside Directors and Outside A&SBMs.

[Matters Related to Incentives]

Status of implementation of incentive programs for Directors [updated]	Implementation of Performance based remuneration and a Stock-type compensation stock options

Supplementary Information Related to the Relevant Item [updated]

<Performance based remuneration>

The Company implemented performance based remuneration as a short-term incentive to provide incentive to boost business performance, and it shall be determined in conjunction with performance evaluation for Panasonic as a whole and the specific businesses a Director is in charge of, based on performance indicators, such as net sales, operating income, free cash flow, and CCM.

(Note) CCM (Capital Cost Management) is a management control index developed by the Company to evaluate return on capital.

< Stock-type compensation stock options >

The Company implemented stock-type compensation stock options as a long-term incentive.

A stock-type compensation stock option was introduced by the resolution at the 107th Ordinary General Meeting of Shareholders of Panasonic which was held on June 26, 2014. Number of common stock of Panasonic to be acquired upon exercise of each stock acquisition right is 100 shares. Exercise price of the stock acquisition right shall be one (1) yen per common stock to be acquired. Exercise period of stock acquisition rights shall be determined by the Board of Directors at the time of the issuance of the stock acquisition right, and shall not exceed thirty (30) years from the day immediately following the allotment date of stock acquisition rights. The amount to be paid for each stock acquisition right shall be based on a fair value, calculated by the Black-Sholes Model, etc., a fair calculating method. The remuneration, the amount of which shall be equal to the price to be paid in exchange for the relevant stock acquisition rights, will be paid by Panasonic to the person to whom the stock acquisition rights are allotted, and the obligation of such person to pay such price shall be offset by the rights of such person who receives the remuneration.

The Company resolved at its meeting of the Board of Directors held on July 31, 2014 to allot the following stock acquisition rights. Aggregate number of stock acquisition rights is 2,088. The amount to be paid for stock acquisition rights is 105,400 yen per stock acquisition right. Exercise period of stock acquisition rights is from August 23, 2014 to August 22, 2044.

Persons eligible to receive stock options	Directors (excluding Outside Directors) and Other

Supplementary Information Related to the Relevant Item [updated]

Stock-type compensation stock options is to allot stock acquisition rights to Directors (excluding Outside Directors) of Panasonic and Executive Officers and certain other officers who are responsible for business operations over the Panasonic group for the purpose of providing an incentive for allottees to further contribute to the improvement of long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with Panasonic’s shareholders.

Note: The holder of the stock acquisition rights may exercise the stock acquisition on and after the day immediately following the date on which such the holder loses the status of Director, Executive Officer, A&SBM or any status equivalent thereto, of Panasonic.

[Matters Related to Remuneration for Directors]

Status of disclosure (about the remuneration of each Director)	Remuneration for a part of Directors is individually disclosed.

Supplementary Information Related to the Relevant Item [updated]

The aggregate amounts of remunerations paid by the Company during fiscal 2015 to seventeen (17) Directors (other than Outside Directors) are 960 million yen; basic remuneration of 640 million yen, performance based remuneration of 144 million yen and stock-type compensation stock options of 176 million yen, and to two (2) A&SBMs (other than Outside A&SBMs) for services in all capacities were 68 million yen; basic remuneration of 68 million yen.

The amounts of remunerations for three (3) Outside Directors were 49 million yen; basic remuneration of 49 million yen, and for four (4) Outside A&SBMs were 37 million yen; basic remuneration of 37 million yen, in fiscal 2015.

Note: Three (3) Directors and one (1) A&SBM who retired at the conclusion of the 107th Ordinary General Meeting of Shareholders held on June 26, 2014 are included in the above.

The name of Directors for and the amount of the remuneration, which is over 100 million yen are follows.

Shusaku Nagae (Director): total remuneration is 106 million yen; basic remuneration of 70 million yen and stock-type compensation stock options of 36 million yen

Kazuhiro Tsuga (Director): total remuneration is 114 million yen; basic remuneration of 65 million yen, performance based remuneration of 25 million yen and stock-type compensation stock options of 24 million yen

Existence of policy to determine the amount of remuneration or its calculation method [updated]	Exists

The Disclosure of the Policy to Determine the Amount of Remuneration or its Calculation Method

With respect to the remuneration, the maximum total amounts of remuneration for all Directors and A&SBMs of the Company are respectively determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by the Company’s Representative Directors who have been delegated by the Board of Directors to make such determination based on a certain standard of the Company, and the remuneration amount for each A&SBM is determined upon discussions among the A&SBMs. The remuneration system for Directors and A&SBMs comprises the basic remuneration, performance based remuneration and stock-type compensation stock options.

Only the basic remuneration, which is the fixed remuneration, is paid to Outside Directors and Audit & Supervisory Board members.

[Matters Related to Supporting System for Outside Directors (Outside Audit & Supervisory Board Members (A&SBMs))] [updated]

The corporate staffs, who are in charge of the Board of Director in the Risk & Governance Management Division, send materials of agendas and operation reports for the Board of Directors to the Outside Directors every month by emails in order for them to examine the materials in advance and recognize contact information for further details.

In addition, the Audit & Supervisory Board Members’ Office supports the performance of the duties of Outside A&SBMs, through, among others, prior explanation of the agenda of meetings of the Board of Directors and the A&SB. The Audit & Supervisory Board Members’ Office is composed of seven (7) full-time staff members and serves as an administration office for the A&SBMs and the A&SB.

2.	Matters Concerning Functions of Execution of Business, Audit and Monitoring, Nomination and Determination of Remuneration, etc. (Outline of the Current Corporate Governance System) [updated]

With respect to the execution of business, and audit and monitoring, etc., please see “1. Basic Policy” in “Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information” and “Reference: Diagram of Corporate Governance Structure” at the end of this document.

With respect to the remuneration for Directors and A&SBMs, the maximum total amounts of remuneration for all Directors and A&SBMs of the Company are respectively determined by a resolution at a general meeting of shareholders.

The executive remuneration system comprises the “basic remuneration,” which is a fixed remuneration, “performance based remuneration,” which is a short-term incentive, and “stock-type compensation stock options,” which is a long-term incentive.

The objective of “performance based remuneration” is to provide incentive to boost business performance, and it shall be determined based on performance evaluation of Panasonic as a whole and the specific businesses a Director is in charge of, using performance indicators, such as net sales, operating income, free cash flow, and CCM.

The objective for the allotment of “stock-type compensation stock options” is for Directors to share the same profit awareness with shareholders, and to engage in efforts to boost corporate value from a long-term perspective.

Only the “basic remuneration,” which is a fixed remuneration, is paid to Outside Directors and A&SBMs.

In order to realize a remuneration system with a high level of transparency and acceptability, the Company terminated retirement benefits for Directors and A&SBMs in June 2006.

3.	Reason for Adopting Current Corporate Governance System

The Company’s corporate governance system consists of the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and A&SBMs and the A&SB Members, which are independent from the Board of Directors and responsible for auditing the performance of duties by Directors.

The Company elects three (3) Outside Directors and three (3) Outside A&SBMs.

Outside Directors directly or indirectly cooperate with the internal audit, audit by A&SBMs and accounting audit, receive reports from the Internal Auditing Group and conduct an effective monitoring through reports on financial results at the Board of Directors and through reviews of the basic policy regarding the development of the internal control systems and other methods.

Outside A&SBMs directly or indirectly cooperate with the internal audit, audit by A&SBMs and accounting audit, receive reports from the Internal Auditing Group and conduct an effective monitoring through reports on financial results at the Board of Directors, through reviews of the basic policy regarding the development of internal control systems and through exchanges of opinions and information at the A&SB and other methods.

III.	Status of Implementation of Measures Relating to the Shareholders and Other Stakeholders

1.	Status of Efforts for Revitalization of General Meetings of Shareholders and Facilitation of Exercise of Voting Rights [updated]

Supplemental Information

Early delivery of convocation notice of a general meeting of shareholders	The Company uses its efforts to promptly send convocation notices of a general meeting of shareholders in order to enable the shareholders to exercise their voting rights after they carefully review business conditions of the Group and details of meeting agendas.

Fixing the date for general meetings of shareholders by avoiding dates on which other companies hold their general meetings of shareholders	Since the 2006 general meeting of shareholders, the Company has held a general meeting of shareholders on a date other than dates on which other companies hold their general meetings of shareholders in order to make the general meetings of shareholders more open to its shareholders.

Exercise of voting rights by electromagnetic method	In light of shareholders’ convenience in exercising voting rights, the electronic voting system was introduced in 2002 and electronic voting via cellular telephones has been made available since 2005. In addition, the use of ICJ Inc.’s platform for electronic exercise of voting rights has been made available since 2007.

Efforts to improve the environment for institutional investors exercising voting rights such as participation in the platform for electronic exercise of voting rights	The Company has participated in ICJ Inc.’s platform for exercise of voting rights since 2007.

Provision of convocation notice (summary) in English	The Company has posted the full text of convocation notice in English on the Company’s website and ICJ Inc.’s platform for exercise of voting rights

Supplemental Information
Others

The Company endeavors to prepare a convocation notice that is easy to see and read for the shareholders to understand, utilizing charts and photos, colorizing and using UD font.

For the convenience of the shareholders, the Company has posted the full text of convocation notices as well as English translations thereof on the Company’s website.

The Company creates high-definition images of the contents of business reports and meeting agendas in order for the shareholders to gain a better understanding of matters to be reported and resolved at a general meeting of shareholders.

The Company simultaneously broadcasts general meetings of shareholders in high-definition video at venues in Tokyo and Nagoya so as to disclose information to shareholders who reside in distant places and find it difficult to attend the meetings.

In addition, the Company makes available, for a certain period of time after the closing of a general meeting of shareholders, on its website, the visual materials that are used to report matters to be reported and the visual reports of the future efforts from President of the Company.

2.	Status of Activities Pertaining to Investor Relations [updated]

	Supplemental Information	Explanations by Representative directors in person

Preparation and publication of disclosure policy	The Company discloses its disclosure policy including in the Panasonic Code of Conduct.

Conferences for analysts and institutional investors held on a regular basis

The Company holds conferences with respect to financial results every quarter.

In addition to the above, the Company holds conferences for domestic analysts and institutional investors concerning, among others, business strategies for each of 4-Divisional Companies.

Yes

Conferences for foreign investors held on a regular basis	The Company holds conferences concerning financial results and business strategies a few times per year. The Company’s President actively participates in investor relations meetings held overseas.	Yes

Investor relations materials disclosed on the Company website

With respect to contents of financial results and business reports, the Company makes available brief reports of financial results (kessan tanshin) and presentation materials with scripts, both in Japanese and English, on its website. In addition, the Company has endeavored to operate a convenient investor relations site for investors that contain business reports, annual reports and others.

http://www.panasonic.com/jp/corporate/ir.html (Japanese)

http://www.panasonic.com/global/corporate/ir.html (English)

A section/person designated to take a charge of investor relations	A well-developed system has been established through, among others, having a Disclosure & Investor Relations Office and also having a person responsible for and in charge of investor relations for each of 4-Divisional Companies.

Others	The Company issues reports mainly intended for individual shareholders twice a year in order for shareholders to gain a better understanding of the business of the Company. The Company changed the number of shares constituting a unit from one thousand (1,000) shares to one hundred (100) shares as of February 1, 2009 in order to create an environment where investors can invest more easily and to expand individual investors.

3.	Status of Efforts to Respect the Position of Stakeholders [updated]

Supplemental Information

Provision concerning respect for stakeholders’ position under the internal rules or others

It is set forth in the “Panasonic Code of Conduct”.

http://www.panasonic.com/jp/corporate/management/code-of-conduct/list.html

[English website:

http://www.panasonic.com/global/corporate/management/code-of-conduct/list.html]

Implementation of environmental conservation activities, corporate social responsibility (CSR) activities, and similar activities

The details are described in the sustainability website.

Sustainability website:

http://www.panasonic.com/jp/corporate/sustainability.html

[English website: http://www.panasonic.com/global/corporate/sustainability.html]

Formulation of policies for provision of information to stakeholders

It is set forth in the “Panasonic Code of Conduct”.

http://www.panasonic.com/jp/corporate/management/code-of-conduct/list.html

[English website:

http://www.panasonic.com/global/corporate/management/code-of-conduct/list.html]

Others

To offer products and services, contributing to customers around the world, and to develop its business as a global corporation, Panasonic recognizes the importance of human resource development as well as promoting a corporate culture in which each employee can exercise one’s strength of regardless of age, gender, or nationality. For that reason, the Company positions Promoting Diversity as one of the important management initiatives and promotes for providing worker-friendly environment as well as providing opportunities to the diverse employee who has his/her willingness and competence.

To accelerate the participation of female employees, Panasonic is holding training programs for female employees and career improvement seminars for women managers as well as opportunities for them to come into contact with their role model’s values and professional views.

As of April 2015, through these activities, the number of women in the position of responsibility were 2,591, increased approximately 1.7 times, and women in management positions were 404, increased approximately 5.1 times compared to April 2004. (Panasonic Corporation and its key domestic affiliates)

IV.	Matters Concerning Internal Control System, etc.

1.	Basic Policy on Internal Control Systems and Status of the Development of the System [updated]

The Company’s Board of Directors made the following resolution concerning the Company’s basic policy regarding the development of internal control systems. It was decided at the Board of Directors’ meeting held on February 3, 2015 that this basic policy should be continued with some changes made to it to reflect revisions to the Companies Act and related laws and regulations. The details are as follows:

1.	Basic Policy Regarding Development of Internal Control Systems

(1)	System for ensuring legal compliance in the performance of Directors’ duties

The Company shall ensure legal compliance in the performance of Directors’ duties by developing effective corporate governance and monitoring systems, as well as by ensuring total compliance awareness among Directors.

(2)	System for retention and management of information pertaining to the performance of Directors’ duties

The Company shall properly retain and manage information on the performance of Directors’ duties in accordance with all applicable laws and regulations and the internal rules of the Company.

(3)	Rules and other measures for financial risk management

The Company shall establish rules for risk management, and identify material risk through assessment of risks affecting management of the business. The Company shall also take countermeasures against each material risk, while monitoring the progress of such countermeasures with the aim of seeking continual improvement.

(4)	System for ensuring efficiency of the performance of Directors’ duties

The Company shall ensure efficiency in the performance of Directors’ duties by clarifying business goals through business plans and other measures, and examining progress towards achievement of such goals, while seeking to expedite decision-making.

(5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

The Company shall seek to increase employees’ awareness of compliance issues by clarifying the Company’s compliance policy. The Company shall also ensure legal compliance in the performance of employees’ duties by developing effective monitoring systems.

(6)	System for ensuring the properness of operations across the Panasonic Group

While respecting the autonomy of each Group company’s management practices, the Company shall fully ensure that Group companies adhere to the Company’s management policy, management philosophy and basic policy regarding the development of internal control systems, and shall develop a system for reporting to the Company to thoroughly ensure proper operations of the Panasonic Group as a whole.

(7)	Employees who assist A&SBMs in auditing, and such employees’ independence from Directors

The Company shall establish a body independent from Directors, tasked with enhancing the effectiveness of audits by A&SBMs and facilitating the smooth performance of audits.

(8)	Ensuring effectiveness of instructions given by A&SBMs to employees who assist A&SBMs

Staff members assisting the A&SBMs, while still subject to the internal rules of the Company, shall be under the instruction and supervision of the respective A&SBMs, and personnel-related matters shall be undertaken upon prior discussion with A&SBMs.

(9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SBMs

The Company shall ensure opportunities and systems that enable Directors, employees and other staffs of the Company and Group companies to properly report to the respective A&SBMs, and moreover shall ensure opportunities and systems that enable audit & supervisory officers, who are non-statutory full-time auditors, of Divisional Companies and other such bodies, and A&SBMs of Group companies to report to the Company’s A&SBMs.

(10)	System for ensuring that parties who have reported to A&SBMs do not incur unfavorable treatment as a consequence of such reporting

In ensuring opportunities and systems for Company and Group company employees and other staffs to report to A&SBMs, the Company shall make sure that employees and other staffs who have duly reported do not incur unfavorable treatment as a consequence of such reporting.

(11)	Policy on management of expenses and debt incurred in execution of A&SBM duties

The Company shall calculate budgets on an annual basis for expenses arising with respect to the execution of duties of A&SBMs to ensure effectiveness of audits, and moreover shall provide prepayment or reimbursement in accordance with laws and regulations with respect to expenses incurred beyond amounts budgeted.

(12)	Other systems for ensuring effective performance of audits by the A&SBMs

The Company shall have audit & supervisory officers assigned to Divisional Companies and other such entities to assist with audits by A&SBMs. Moreover, the Company shall develop a system enabling effective performance of audits, in accordance with the Audit Plan established by the A&SBMs each year.

2.	Status of Basic Policy Implementation in the Company

(1)	System for ensuring legal compliance in the performance of Directors’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and the Code of Ethics for Directors and Executive Officers, and endeavors to ensure that its Directors act in accordance with laws, regulations and the Company’s Articles of Incorporation.

•	The Company strengthens its supervisory functions by appointing multiple Outside Directors and by providing opportunities for the Outside Directors to actively communicate through Board of Directors’ meetings and other such occasions.

•	Audits are conducted by A&SBMs and the Audit & Supervisory Board. In addition, at the Divisional Companies, management committees have been established and audit & supervisory officers have been appointed, which correspond in function to the Board of Directors and the A&SBMs, respectively.

(2)	System for retention and management of information pertaining to the performance of Directors’ duties

The minutes of meetings of the Board of Directors are prepared after each meeting of the Board of Directors and retained permanently by the section responsible for administration relating to the Board of Directors. Records of approval by the President are also retained permanently by the responsible department.

(3)	Rules and other measures for financial risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee, and takes countermeasures proportionate to the materiality of each risk.

(4)	System for ensuring efficiency of the performance of Directors’ duties

•	The Company expedites decision-making through Rules of Approval for Decision-making in Important Matters, a clear separation of roles between Directors and Executive Officers, the delegation of authority to entities such as Divisional Companies and business divisions, the holding of “Group Strategy Meetings,” and the implementation of an IT system that ensures the rapid and accurate collection and transmission of important management information.

•	The Company creates the mid-term management plan, the business plan, and other measures, and implements these measures by confirming and examining the status of progress at the time of monthly settlement of accounts.

(5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and implements various awareness-building activities such as its Compliance Awareness Month on a Company-wide basis as well as training tailored to specific employee levels and e-learning.

•	The Company seeks to detect improper acts at an early stage through operational audits and internal control audits, operating various types of hotlines in addition to other measures.

•	The Company aims to resolutely prevent any association with anti-social forces (such as organized criminal networks) by assigning an employee in the division overseeing such preventative measures specifically to the task of blocking any relations with such forces.

(6)	System for Ensuring the Properness of Operations across the Panasonic Group

•	The Company ensures that basic policy for internal control systems is fully implemented by Group companies, and disseminates relevant information among Group companies. Initiatives to that end include: implementing the Panasonic Code of Conduct and the Rules of Approval for Decision-Making in Important Matters; implementing group-wide regulations respecting individual professional functions; dispatching Directors and A&SBMs to Group companies and exercising the Company’s shareholder rights thereof; conducting regular operational audits and internal control audits of Group companies through the internal auditing group, and; sharing and disseminating information on business objectives through business policy announcements.

•	For publicly listed subsidiaries, the Company puts into effect those measures described above while taking into consideration the nature of such entities as publicly listed companies.

•	The framework described above ensures the properness of operations, thereby enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Financial Instruments and Exchange Act.

(7)	Employees who assist A&SBMs in auditing, and such employees’ independence from Directors

The Company has established the Audit & Supervisory Board Member’s Office, whose dedicated staff is under the direct control of the A&SB and separate from any operating function of the Company’s business. The Company assigns Audit & Supervisory Board Member assistant staff members who possess appropriate capabilities and knowledge as required by the A&SBMs.

(8)	Ensuring effectiveness of instructions given by A&SBMs to employees who assist A&SBMs

•	Respective A&SBMs issue instructions to their staff members, and those staff members accordingly assist the A&SBMs in performing their duties.

•	The Company consults with A&SBMs in advance of undertaking personnel related matters including employee transfers and other affairs involving staff members who assist the A&SBMs.

(9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SBMs

•	Directors, employees and other staffs of the Company and Group companies report on business operations and other issues at respective regular meetings held by A&SBMs and other such occasions, and also report as necessary at other important meetings with A&SBMs, where their attendance has been requested. Moreover, A&SBMs of Group companies report as necessary to the Company’s A&SBMs regarding content of reports at respective Group companies. Audit & supervisory officers conduct inquiries at respective Divisional Companies regarding business operations and issues at such Divisional Companies, and report such matters as necessary to the Company’s A&SBMs.

•	The Company has established an Audit Report System by which employees of the Company and Group companies directly report to the Company’s Audit & Supervisory Board about irregularities or concerns in regards to accounting or auditing.

(10)	System for ensuring that parties who have reported to A&SBMs do not incur unfavorable treatment as a consequence of such reporting

The Company calls on departments associated with reported matters not to act unfavorably toward parties who have reported as a consequence of such reporting. Moreover, the Company enables parties to report matters anonymously under the Audit Report System, and prohibits unfavorable treatment of such parties as a consequence of such reporting.

(11)	Policy on management of expenses and debt incurred in execution of A&SBM duties

•	To ensure effectiveness of audits, the Company calculates preliminary budgets with respect to anticipated expenses required by A&SBMs in executing their duties, in accordance with Audit & Supervisory Standards.

•	The Company also provides pre-payment or reimbursement for expenses paid under urgent or extraordinary circumstances in accordance with laws and regulations.

•	In making payment of audit expenses, A&SBMs are required to remain mindful of efficiency and appropriateness in that regard.

(12)	Other systems for ensuring effective performance of audits by the A&SBMs

•	Audit & supervisory officers tasked with monthly reporting and implementing liaison meetings are assigned to Divisional Companies and other such entities. Any decisions on personnel-related matters involving the audit & supervisory officers require the agreement of A&SBMs.

•	The Company has established and operates the Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting chaired by the Company’s Senior Audit & Supervisory Board Member, and the Panasonic Group Audit & Supervisory Board Members’ Meeting, in order to facilitate cooperation among the A&SBMs of the Company, the audit & supervisory officers of Divisional Companies and other such entities, and the A&SBMs of Group companies.

•	Respective departments cooperate in implementing visiting audits of business offices inside and outside Japan conducted by A&SBMs. Internal auditing groups also cooperate to enhance the effectiveness of audits carried out by A&SBMs through collaboration with A&SBMs, including reporting as appropriate to the A&SBMs.

Notes: “Group companies” means subsidiaries as stipulated in the Companies Act.

2.	Basic Policy to Eliminate Antisocial Forces and Status of the Development of the Policy [updated]

The Company considers compliance with laws and ordinances as well as corporate ethics, to be the foundation of its business, and has described this principle in the Panasonic Code of Conduct. The Company also established the rule of the prevention of relationships with antisocial forces, and developed a management system, as described below.

Status of the development of the policy to antisocial force are also described in above 2. Status of Basic Policy Implementation in the Company (5) System for ensuring compliance with applicable laws in the performance of employees’ duties of IV Matters Concerning Internal Control System, etc.:

(1)	Status of establishment of the department overseeing measures against antisocial forces and the persons-in-charge for preventing undue claims

The Company thoroughly prevents any relationships with antisocial forces by developing a management system across the Group, mainly through the Business Conduct Committee, by establishing the department overseeing measures against antisocial forces to take measures against antisocial forces and by assigning persons-in-charge for preventing undue claims.

(2)	Status of cooperation with external professional organizations

In order to promptly take measures against antisocial forces, the Company, on a daily basis, cooperates closely with the National Center for the Elimination of Boryokudan, the police station under its jurisdiction, the association for corporate defense, attorneys and other people, mainly through the department overseeing measures against antisocial forces.

(3)	Status of collection and management of information on antisocial forces

The Company developed a system to enable relevant information to be concentrated at the department overseeing measures against antisocial forces. Also, the Company endeavors to collect information from the external professional organizations and to keep every Group company informed of the information. The information is properly managed in accordance with laws and ordinances as well as the Company’s internal regulations.

(4)	Status of development of manual for countermeasures

The Company developed a manual for countermeasures to eliminate antisocial forces and delivered it to the Group companies. The Company endeavors to cause all Group companies to respond systematically, according to the procedures in the manual for countermeasures.

(5)	Status of implementation of training activities

The Company, mainly through the department overseeing measures against antisocial forces, promotes awareness activities within the Group to prevent the formation of relationships with antisocial forces, illegal payoffs, any acts that violate the principle of equality among customers and any other improper acts, by inviting outside instructors and regularly holding training workshops on the elimination of antisocial forces against corporations.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures	Implemented

Supplementary Information Related to the Relevant Item [updated]

(1)	Basic Policy

Since the Company’s foundation, Panasonic has operated its businesses under its management philosophy, which sets forth that Panasonic’s mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. While offering and pursuing a “better life” for an even wider range of customers, Panasonic will also work to sustainably grow its corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decision in the event that a large-scale purchase of the Company’s shares is offered, regarding whether or not the offer should be accepted. However, in such cases, there is a possibility that shareholders might not be provided with sufficient information required to make appropriate decisions, and a concern that corporate value and shareholder interest might be significantly damaged. In this event, the Company considers it necessary to be able to take appropriate countermeasures in order to protect the interests of the shareholders as a group.

(2)	Measures to Realize Basic Policy

1)	Specific measures to realize basic policy

Having its DNA of consumer electronics tailored to customer lifestyles, Panasonic aims to contribute to better livings of customers by collaborating with a variety of partners. Specifically, to achieve net sales of 10 trillion yen in fiscal 2019, we are focusing on the 5 business areas: consumer electronics, housing, automotive, BtoB solutions and devices.

Today, we are drawing growth strategies and carrying out specific initiatives by clarifying business fields on which we focus our managerial resources, based on the “5x3 matrix” combining the 5 business areas mentioned above with the 3 global regions of Japan, the Americas/Europe (including Latin Americas), and the Strategic Regions (including China, Asia, the Middle East and Africa).

And in key business areas with huge growth potential, Panasonic intends to make 1 trillion yen-scale strategic investments toward fiscal 2019 and we will accelerate our efforts to achieve 10 trillion yen in sales.

2)	Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares (the “Large-scale Purchase Rule”) called the Enhancement of Shareholder Value Plan (the “ESV Plan”). The ESV Plan has been approved at Board of Directors’ meetings annually. On April 28, 2014, the Board of Directors resolved to continue the ESV plan. At the April 2015 meeting of the Board of Directors, the ESV Plan was approved again.

With respect to a Large-scale Purchaser (a “Large-scale Purchaser”) who intends to acquire 20% or more of all voting rights of the Company (the “Large-scale Purchase”), this policy requires that (i) the Large-scale Purchaser provide sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before the Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty (60)-day period or a ninety (90)-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase from the perspective of the interests of shareholders as a whole after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the Large-scale Purchase Rule, the Company’s Board of Directors may take countermeasures against the Large-scale Purchase to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase Rule, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and Corporate Auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one (1) stock acquisition right for every share held by shareholders on a specified record date. One (1) share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, such as the conditions that shareholders who belong to a specific group of shareholders including a Large-scale Purchaser may not exercise stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, as well as the conditions that allow the Company to acquire share options by swapping the Company stock with a party other than the Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rule. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one (1) year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the ESV Plan, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV plan]” issued on April 28, 2015 at the Company’s Web site:

http://news.panasonic.com/press/news/data/2015/04/en150428-5/en150428-5-1.pdf

(3)	Evaluation of Measures by the Board of Directors and Rationale for Evaluation

The Company’s mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting the interest of shareholders as a whole, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures are intended to protect the interests of all the Company’s shareholders in accordance with (1) Basic policy and their purpose is not to maintain the positions of the Company’s Directors and Audit & Supervisory Board Members.

(Reference)	Outline of issuance of stock acquisition rights (In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One (1) stock acquisition right shall be granted to a shareholder, per one (1) share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition rights, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares to be acquired upon exercise of one (1) stock acquisition right shall be one (1) share.

3.	Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to five (5) billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of five (5) billion stock acquisition rights to be issued in total.

4.	Payment amount of each stock acquisition right in the case of item 1, (i) above:

No payment is required.

5.	Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one (1) Japanese yen or more to be determined by the Board of Directors.

6.	Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7.	Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of the Company by the person or the company does not conflict with the benefit of all shareholders of the Company) from exercising stock acquisition rights. The details shall be otherwise determined by the Board of Directors.

8.	Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the Company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one (1) share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

2.	Matters Concerning Other Corporate Governance Systems, etc. [updated]

Under its management philosophy, “A company is a public entity of society,” the Company has been committed to highly transparent business activities and endeavored to be accountable its accountability to its stakeholders. The Company’s basic policy concerning information disclosure is set forth in the “Panasonic Code of Conduct,” which prescribes specific items to be complied with in order to put the Group’s business policy into practice, and is published on the Company’s website and elsewhere. The Company’s basic policy concerning information disclosure is to provide the Company’s fair and accurate financial information and corporate information, including management policies, business activities and corporate social responsibility (CSR) activities, in a timely, appropriate and easily understandable manner.

In accordance with this basic policy, important matters concerning the management of the Group are resolved or reported at the Board of Directors pursuant to the Regulations of the Board of Directors. These important matters and other matters, which are required to be disclosed under relevant laws and ordinances in Japan and overseas and the rules of financial instruments exchanges or any other regulations, are timely and accurately reported from each relevant department, that has the important internal information, to the department that handles relevant information under the monitoring of the Director in charge of Accounting and Finance, so that important information is gathered.

Also, if any of the matters which are required to be disclosed under relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations occur with respect to the Company’s business divisions including subsidiaries, such matter is required to be immediately reported to the “Financial & Accounting Department” or the “Disclosure & Investor Relations Office”, depending upon the nature thereof; Thus, the Company has established a structure whereby these matters can be identified within the Company.

With respect to the information gathered or identified, the Company determines the necessity of disclosure thereof in accordance with relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations, and makes efforts to conduct the disclosure at the time that the organization, which substantially decides on executions of business of the Company, makes a resolution or determination, or becomes aware of the occurrence of the relevant matter.

In addition, the Company endeavors to confirm the details and expressions of the disclosure with the relevant departments within the Company and outside legal counsel to ensure the accuracy, fairness and adequacy of the disclosure.

Moreover, the Company has established disclosure control procedures in order to comply with relevant laws and ordinances in Japan and overseas, the rules of financial instruments exchanges and any other regulations, and to implement the fair, accurate and timely disclosure of information about the Company Group, etc. In the process of preparation and confirmation of annual securities reports, quarterly reports and annual reports, the Disclosure Committee, which is comprised of managers from principal departments that handle relevant information, confirms the validity of the content of the descriptions and the appropriateness of the procedures concerning the disclosure under the supervision of the President and the Director in charge of Accounting and Finance, who are responsible for establishing, maintaining and ensuring the effectiveness of the internal control and disclosure control of the Company. The chairman of the Disclosure Committee is appointed by the President and the Director in charge of Accounting and Finance, and the members of the Disclosure Committee are appointed by the chairman of the Disclosure Committee. The Disclosure Committee also develops, maintains, improves and evaluates the internal control procedures concerning disclosure.

The Company has documented the actual status of its internal control system, with integrated control provided by the Internal Control Promotion Office, in order to ensure reliability in the financial reporting of the Panasonic Group including its subsidiaries, ranging from the control infrastructure to actual internal control activities. Specifically, the Company has reinforced its internal controls by implementing self-checks and self-assessment programs at each of the Divisional Companies and business divisions, etc. Then, Internal Auditing Managers of the Divisional Companies appointed by the Company at each of the Divisional Companies, etc. conduct audits. Basing on the audits, the Internal Control Promotion Office supervises the whole-group internal control audits in order to confirm the effectiveness of each company’s financial reporting. With the aim of further enhancing the Group’s internal control system, in fiscal 2015 Panasonic had approximately 400 personnel assigned to conduct internal audits in the Internal Auditing Group.

Under the above-mentioned internal system, the Company will endeavor to, from the standpoint of investors, promptly provide accurate and fair corporate information in a timely and appropriate manner, upon fully understanding the purpose of the basic philosophy concerning the good-faith conduct of the business of issuers of listed securities under the rules of the timely disclosure of securities exchanges.

Panasonic Code of Conduct

Chapter 2: Implementing the Code in Business Operations

II-5. Information Disclosure

(1)	Basic Approach to Information Disclosure

We will provide our various stakeholders, including customers and shareholders, with fair and accurate information on corporate financial affairs, our Basic Business Philosophy, business policies and activities, as well as corporate social responsibility activities, in a timely, understandable and appropriate manner. At the same time, we will listen to our customers’ requests and comments and reflect them in our business policies and activities. We will seek to be an enterprise with high transparency.

(2)	Compliance with Applicable Laws and Regulations

Our securities have been transacted on securities markets in several countries and regions. Accordingly, we will abide by all applicable securities and information disclosure-related laws and regulations of appropriate countries and regions. We will never engage in insider trading or other transactions using inside information.

(3)	Disclosure Methods

In addition to information whose disclosure is required by securities-related laws and regulations of relevant countries and regions, we will disclose other information following proper internal control procedures, so as to ensure that the information we disclose is fair, accurate, sufficient and timely.

Note:	As of October 1, 2014, the function of internal control over financial reporting was transferred from Internal Auditing Group to Internal Control Promotion Office which is under Accounting and Finance Director.

Reference: Diagram of Corporate Governance Structure